As filed with the Securities and Exchange Commission on February 6, 2006

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

GOODMAN GLOBAL, INC.

(Exact names of registrants as specified in its charter)

Delaware	3585	20-1932219
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2550 North Loop West, Suite 400

Houston, Texas 77092

(713) 861-2500

(Address, including zip code, and telephone number, including area code,

of each of the registrants’ principal executive offices)

Charles A. Carroll

President and Chief Executive Officer

Goodman Global, Inc.

2550 North Loop West, Suite 400

Houston, Texas 77092

(713) 861-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ben D. Campbell Executive Vice President Secretary and General Counsel 2550 North Loop West, Suite 400 Houston, Texas 77092 (713) 861-2500	Gregory Ezring, Esq. Raymond Y. Lin, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 (212) 906-1200	Gerald S. Tanenbaum, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common stock, par value $0.01 per share(1)	$460,000,000	$49,220

(1)	Includes shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 6, 2006

PRELIMINARY PROSPECTUS

                            shares

Common stock

This is an initial public offering of shares of common stock by Goodman Global, Inc. We are offering              shares of our common stock, and the selling shareholders identified in this prospectus are selling an additional              shares. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Prior to the offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $             and $            . We will apply to list our common stock for quotation on the New York Stock Exchange under the symbol “GGL.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to Goodman Global, Inc.	$	$

Proceeds, before expenses, to selling shareholders	$	$

Certain shareholders have granted the underwriters an option for a period of 30 days to purchase up to              shares of common stock. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Investing in our common stock involves a high degree of risk.   See “ Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on                  , 2006.

JPMorgan

Merrill Lynch & Co.

UBS Investment Bank

Goldman, Sachs & Co.

                 , 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in the prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

i

Market and industry information

Unless otherwise indicated, information contained in this prospectus concerning the heating, ventilation and air conditioning, or “HVAC,” industry or market refers to the residential and light commercial sector within the domestic HVAC industry. Our general expectations concerning such industry and its segments and our market position and market share within such industry and its segments are derived from data from various third-party sources. We have not independently verified any of such information. In addition, this prospectus presents similar information based on management estimates. Such estimates are derived from third-party sources as well as data from our internal research and on assumptions made by us, based on such data and our knowledge of the HVAC industry, which we believe to be reasonable. Our internal research has not been verified by any independent source. While we are not aware of any misstatements regarding any industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors. See “Risk factors.”

ii

Prospectus summary

This summary highlights important information about our business contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. Please review this prospectus in its entirety, including “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and the related notes, before you decide to invest. Unless otherwise noted, the terms the “company,” “we,” “us” and “our” refer to Goodman Global, Inc., a Delaware corporation, and its consolidated subsidiaries.

Our company

We are the second largest domestic manufacturer of heating, ventilation and air conditioning products for residential and light commercial use based on unit sales. Our activities include engineering, manufacturing, assembling, marketing and distributing an extensive line of HVAC and related products. Our products are predominantly marketed under the Goodman® and Amana® brand names. Goodman® is one of the leading HVAC brands in North America and caters to the large segment of the market that is price sensitive and desires reliable and low-cost climate comfort, while our premium Amana® brand includes enhanced features such as higher efficiency and quieter operation. Our value-oriented approach and exposure to the replacement market, which currently accounts for approximately 70% of our sales, have enabled us to enjoy a relatively predictable recurring revenue stream and to sustain revenue growth throughout economic cycles. Over the last ten years, we believe we have organically gained market share faster than any of our primary competitors, which demonstrates the value that we offer to distributors, contractors and consumers. For the nine months ended September 30, 2005, we generated net sales of $1,168.7 million, a 13% increase as compared to net sales for the comparable period of the prior year.

We sell our products through a North American distribution network with more than 700 total distribution points comprised of 132 company-operated distribution centers and approximately 140 independent distributors selling our products in more than 600 of their locations. For the year ended December 31, 2005, approximately 60% of our sales were made through company-operated distribution centers and our direct sales force with the remainder made through independent distributors. Our company-operated distribution centers in key states such as Texas, California, Arizona, Nevada and Florida, provide us direct access to large and fast growing regions in North America and enable us to maintain a significant amount of market intelligence and control over how our products are distributed. Our independent distributors, many of which have multiple locations and most of which exclusively sell our products, enable us to more fully serve other major sales areas and complement our broad distribution network. We offer our independent distributors incentives to promote our brands, which allows them to provide contractors with our products at attractive prices while meeting their own profit targets. Our consignment strategy with a majority of our independent distributors, in combination with our company-operated distribution centers, allows us to place finished goods directly into the market to meet current demand. We believe that our consistent growth is attributable to our strategy of providing high-quality, value-priced products through an extensive, growing and loyal distribution network.

Industry overview

The U.S. residential and light commercial HVAC industry is estimated at approximately $9 billion in annual sales and 11 million units shipped in 2004. On a unit basis, the HVAC industry has grown at a compounded annual growth rate of approximately 3.4% over the last 20 years driven primarily by increased central air conditioning penetration in both existing and new homes. According to the U.S. Census Bureau, 88% of new single-family homes completed in 2004 were equipped with central air conditioning, up from 70% in 1985. Air conditioning is currently installed in approximately 99% of new homes in the southern region of the United States.

We estimate that replacement products currently account for approximately 70% of industry sales, as older units within the large existing base of homes approach the end of their useful lives. Specifically, industry estimates suggest over 120 million central air conditioning and warm air gas furnaces have been installed in the United States in the past 20 years – creating a large and growing replacement market. The U.S. residential HVAC industry possesses several unique and appealing characteristics, including: (i) a consolidated and stable manufacturing base with the top five domestic manufacturers accounting for over 80% of unit sales; (ii) a fragmented two-tier distribution system consisting of both manufacturer-owned and independent distributors and contractors that sell and install the products for the consumer; (iii) the integral role of contractors in the consumer decision making process; (iv) high switching costs for contractors who have customized their operations to a specific brand to maximize efficiency; and (v) limited exposure to foreign imports due to high shipping costs, low direct-labor content and differences in consumer preferences for single room HVAC systems abroad versus central systems domestically.

The key legislation governing the HVAC industry is the National Appliance Energy Conservation Act of 1987 and related regulations from the U.S. Department of Energy, or “DOE.” Energy efficiency in air conditioning products is measured by a Seasonal Energy Efficiency Rating, or “SEER.” Effective January 23, 2006, the federally mandated minimum efficiency standard for central air conditioners and heat pumps manufactured in the United States increased from 10 to 13 SEER, a regulatory change we actively supported. For the year ended December 31, 2004, approximately 90% of industry unit sales were from products that were below 13 SEER. As 13 SEER products generally have higher price points, we believe that industry revenues will increase, consumers will become more price sensitive and demand will shift more heavily toward the value sector of the market.

Our competitive strengths

We believe our competitive strengths include:

Industry Leader.    We are the second largest domestic manufacturer of HVAC products for residential and light commercial use based on unit sales. We are a leader in the value sector and have a strengthening position in the premium sector. Further, we believe our strong market position is driven by a focused strategy of delivering high-quality, reliable, easy-to-install and affordable HVAC products to our customers and by building and maintaining strong relationships with our distributor and contractor networks.

Low-Cost, Value Leader Through Efficient Manufacturing.    We believe we are one of the lowest cost manufacturers in the HVAC industry. Our engineering and design capabilities, lean manufacturing processes, high workforce productivity and raw material sourcing capabilities allow us to minimize costs while maintaining high product quality. Our cost leadership provides distributors and contractors with a strong value proposition while also allowing us to enjoy operating margins which we believe compare favorably with our competitors in the industry.

Well Positioned to Benefit from New 13 SEER Standard.    We believe our low-cost manufacturing structure and value-brand position in the market will be an advantage as the industry shifts to the generally higher priced 13 SEER federally mandated minimum efficiency standard for central air conditioners and heat pumps. With this shift, we believe consumers will become more price sensitive and the value sector will expand as a proportion of the total HVAC market on a unit basis. As a result, we will have a significant opportunity to grow our business and capture additional market share. Following the last increase in federally mandated minimum efficiency standards from 8.5 to 10 SEER, our volume market share increased from 6% in 1990 to 13% in 1993 due to increased consumer price sensitivity and our value-oriented product offering. However, there can be no assurance that we will benefit from the shift to the 13 SEER standard. For the nine months ended September 30, 2005, approximately 43% of our net sales were from central air conditioners and heat pumps below 13 SEER.

Proprietary Distribution Network.    We currently maintain 132 company-operated distribution centers throughout North America with a strong presence in key growth states such as Texas, California, Arizona, Nevada and Florida. Since January 2004, we opened 39 new sites resulting in an approximate 42% increase in our company-operated distribution center base. Our proprietary distribution network enables us to maintain close relationships with contractors, effectively communicate our selling proposition, capture incremental distribution margins and better manage inventory.

Broad, High-Quality Product Line.    We manufacture and market an extensive line of products, including split-system air conditioners and heat pumps, gas furnaces, package units, air handlers, package terminal air conditioners, evaporator coils and accessories. Our products feature up-to-date heat transfer technology and are designed to meet an increasing preference for higher efficiency products.

Strong and Extensive Independent Distributor Network.    In addition to our proprietary distribution network, our products are also distributed through over 140 independent distributors, substantially all of whom are exclusive distributors and who sell our products in more than 600 of their locations. This provides us access to major sales areas not addressed by our company-operated distribution centers. Our strong and loyal relationships with our independent distributors are evidenced by a very low turnover rate. We have maintained relationships with our top ten independent distributors for an average of 16.5 years. We utilize a consignment strategy with a majority of our independent distributors which allows us to place finished goods directly into the market to meet current demand without burdening our distributors with inventory carrying costs.

Consistent, Strong Cash Flow.    We believe the level of our earnings combined with our modest capital expenditure and limited working capital requirements result in the generation of significant free cash flow. This cash flow generation has been accomplished through strength in our core air conditioning and heating business, continued market share gains and significant improvements in working capital management. As a result of the transition to the new 13 SEER standard, we expect our capital expenditures in 2005 and 2006 to be higher than normal. In addition, as a result of the acquisition of our business in 2004, we have realized a significant step-up in the tax basis of our assets which will result in more than $65 million of new annual tax deductions over the next 14 years.

Proven and Motivated Management Team.    Our management team has significant HVAC industry experience and a strong track record of success. The senior management team led by Charles Carroll has over 110 years of industry and related experience. Over the last four years, our management team has been highly successful in generating significant free cash flow, improving working capital management, enhancing information systems and positioning our business for continued growth. Members of our senior management upon consummation of this offering will own approximately     % of our equity on a fully diluted basis.

Our strategy

We intend to increase operating profits and cash flows by continuing to strengthen our position in the residential and light commercial HVAC industry. Key elements of our strategy include the following:

Capitalize on Growth Opportunities from 13 SEER Transition.    We have been designing and selling cost-effective and competitive 13 SEER products for more than ten years, and our low-cost leadership position enables us to price our products at a significant discount to our competition. Generally, 13 SEER products sell at a significant premium compared to 10 SEER products, and we expect the change in minimum efficiency standards to increase our average unit selling price as well as overall industry revenue. We have previously been successful increasing our unit volume market share during periods of transition to higher federally mandated minimum efficiency standards.

Maintain Low-Cost Leadership Position.    Our value proposition is driven by low-cost design and lean manufacturing processes. We intend to maintain our cost leadership position by continuing to design low-cost products, increasing production efficiencies, improving our raw material and component sourcing and reducing our working capital investment, overhead and other expenses.

Realize Benefits of Recent Distribution Center Openings and Further Increase Coverage Density.    Since January 2004, we have opened 39 new company-operated distribution centers across North America. Based on historical results, we expect most new distribution centers to reach maturity within three years and expect to recoup our investment in new sites within the first year of operations. As these new distribution centers continue to mature, we believe we will increase our net sales and profitability without significant incremental capital expenditures. We plan to opportunistically expand our company-operated distribution center footprint in targeted North American markets and grow our market share.

Strengthen Independent Distributor Network.    We maintain strong relationships with an extensive independent distributor network, which provides us efficient access to certain geographies not addressed by our company-operated distribution centers. We employ a number of programs to provide appropriate incentives to our independent distributors, while avoiding expensive brand marketing campaigns. We intend to continue to utilize and improve these programs to establish new independent distributor relationships and grow our business with our existing independent distributor network.

Continue to Enhance Brand Awareness and Understanding of Goodman Value Proposition to Contractors.    We maintain a continuous effort to educate contractors about the quality of our product line and the economic benefits they can receive by choosing our products. We believe that contractors become increasingly loyal as they become accustomed to the installation and service of a particular product and brand. In 2005, we hosted over 1,700 contractor personnel for educational tours and seminars at our Houston manufacturing and research facilities, where we were able to reinforce the quality and care taken in the manufacturing process of our products and provide valuable interaction between contractors and our engineers and management, as well as training for new contractors.

Recapitalization and recent financings

On December 23, 2004, Apollo Management, L.P., or “Apollo,” through its affiliate, Frio Holdings LLC, acquired our business from Goodman Global Holdings, Inc., a Texas corporation, which we refer to as the “Seller,” pursuant to which we acquired all of the equity interests of the direct and indirect operating subsidiaries held by the Seller and substantially all of the assets and liabilities of the Seller, other than certain excluded assets and certain excluded liabilities. We refer to this transaction throughout this prospectus as the “Acquisition.”

In connection with the Acquisition, affiliates of Apollo, certain trusts related to members of the Goodman family, which we refer to as the “Goodman family trusts,” and certain members of our senior management contributed approximately $477.5 million in cash to us in exchange for equity, which consisted of $225.0 million of our 9.5% Series A Cumulative Senior Redeemable Exchangeable Preferred Stock, or the “Series A Preferred Stock,” and $252.5 million of our common stock. This amount was in turn contributed to our subsidiary, Goodman Global Holdings, Inc., or “Goodman Global Holdings,” as common equity, which we refer to as the “Equity Contribution.” The Goodman family trusts have invested approximately $101.0 million and members of our senior management have invested approximately $18.2 million in us. In exchange for the Equity Contribution, affiliates of Apollo, the Goodman family trusts, and certain members of our senior management received a combination of our common stock and our Series A Preferred Stock. On December 23, 2004, in connection with the Acquisition, we issued $250.0 million in aggregate principal amount of Senior Floating Rate Notes due 2012, or “floating rate notes,” and $400.0 million in aggregate principal amount of 7 7/8% Senior Subordinated Notes due 2012, or “fixed rate notes,” in a private placement under Rule 144A and Regulation S of the Securities Act which, together, we refer to as the “December notes offering.” In connection with the December notes offering, we also entered into senior secured credit facilities which, together with the Acquisition, Equity Contribution and the December notes offering, we refer to as the “Transactions.”

Additional information

Our principal executive offices are located at 2550 North Loop West, Suite 400, Houston, Texas 77092. Our telephone number is (713) 861-2500. Our website address is http://www.goodmanmfg.com. Information on our website is not considered part of this prospectus.

The offering

Shares of common stock offered by us	shares

Shares of common stock offered by the selling shareholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We estimate that the net proceeds to us of this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $             million. We intend to use approximately $             million of the net proceeds to (i) redeem all of our outstanding Series A Preferred Stock, (ii) repay up to $         million of our term loan under our senior secured credit facilities, (iii) redeem up to $             million in aggregate principal amount of our fixed rate notes at a price of             % of the principal amount thereof plus accrued and unpaid interest and (iv) redeem up to $         million in aggregate principal amount of our floating rate notes at a price of     % of the principal amount thereof plus accrued and unpaid interest. We will not receive any of the proceeds from the sale of common stock by the selling shareholders. See “Use of proceeds.”

Dividends	We have never paid any dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. See “Dividend policy.”

Listing	We will apply to have our common stock listed on the New York Stock Exchange under the trading symbol “GGL.”

The number of shares of common stock to be outstanding after this offering is based on             shares of common stock outstanding as of                  , 2006, and excludes              shares of common stock issuable upon exercise of outstanding stock options as of                  , 2006 at a weighted average exercise price of $             per share (of which options to acquire              shares of common stock were vested);

Except as otherwise indicated, all information in this prospectus:

•	gives effect to our amended and restated certificate of incorporation, which we will file immediately prior to the completion of this offering, effecting a -for-1 stock split of our outstanding common stock;

•	assumes an initial public offering price of $ per share, the midpoint of the offering range set forth on the cover of this preliminary prospectus; and

•	assumes no exercise by the underwriters of their option to purchase shares of our common stock from the selling shareholders in this offering to cover over-allotments.

Risk factors

Before making an investment in our common stock, you should consider carefully the information included in the “Risk factors” section beginning on page 11 of this prospectus, as well as the other information contained in this prospectus.

Summary consolidated financial data

The following table presents our summary consolidated financial data. The following summary consolidated financial data should be read in conjunction with, and is qualified by reference to, our “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the notes included elsewhere in this prospectus, as well as other financial information included elsewhere in this prospectus.

The consolidated statement of operations data for each of the three years in the period ended December 31, 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, and have been prepared in accordance with accounting principles generally accepted in the United States, which we refer to as “GAAP.” The 2004 financial data is a combination of the Predecessor and Successor statements disclosed in our consolidated financial statements except for earnings per share data which is derived directly from our consolidated statements. The consolidated statement of operations data for the nine months ended September 30, 2004 and 2005 and the consolidated balance sheet data as of September 30, 2005 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
	(dollars in thousands, except share data)

Consolidated statement of operations data:
Sales, net(1)	$1,136,188	$1,192,671	$1,317,580	$1,034,071	$1,168,713
Cost of goods sold	884,204	915,272	1,024,426	794,810	939,288
Selling, general and administrative expenses	118,150	147,687	220,551	106,979	121,403
Depreciation and amortization expense	20,645	14,851	18,887	13,526	20,233

Operating profit	113,189	114,861	53,716	118,756	87,789
Interest expense, net	46,168	26,081	12,478	8,693	56,028
Other income, net	(671)	(331)	(1,406)	(1,250)	(436)

Earnings before income taxes	67,692	89,111	42,644	111,313	32,197
Provision for (benefit from) income taxes	1,859	1,745	(5,049)	565	12,396

Net income	$65,833	$87,366	$47,693	$110,748	$19,801

Less: Preferred stock dividend	—	—	528	—	16,630

Net income available to common shareholders	$65,833	$87,366	$47,165	$110,748	$3,171

Pro forma tax expense(2)	$(24,202)	$(32,563)	$(21,069)	$(42,291)	—
Pro forma net income available to common shareholders(2)	$41,631	$54,803	$26,096	$68,457	$3,171

	Year ended December 31,				Nine months ended September 30,
	2002	2003	2004		2004	2005
	(dollars in thousands, except share data)

Per share data:
Earnings per share
Basic			$			$
Diluted			$			$
Pro forma tax effect(2)			$			$
Weighted average shares outstanding
Basic
Diluted
As adjusted statement of operations data:(3)
As adjusted net income			$			$
As adjusted earnings per share
Basic			$			$
Diluted			$			$
As adjusted weighted average shares outstanding
Basic
Diluted

Statement of cash flows data:
Net cash provided by (used in) operating activities	$168,092	$150,807		$(18,558)	$62,188		$76,475
Net cash used in investing activities	(11,536)	(811)		(1,477,622)	(19,230)		(14,889)
Net cash provided by (used in) financing activities	(136,830)	(167,856)		1,494,677	(40,985)		(24,524)

Other financial data:
EBITDA(4)(5)	$134,505	$130,043		$74,009	$133,532		$108,458
Capital expenditures	$12,672	$16,801		$27,772	$21,256		$18,456

	As of September 30, 2005
	Actual	As adjusted(6)
	(dollars in thousands)

Consolidated balance sheet data (at period end):
Cash and cash equivalents	$40,918	$
Total assets	1,633,080
Total debt, including current portion	997,375
Redeemable preferred stock	225,570
Shareholders’ equity	108,713

(1)	Sales are presented net of certain rebates paid to customers. See “Management’s discussion and analysis of financial condition and results of operations” and the notes to our consolidated financial statements appearing elsewhere in this prospectus.
(2)	Represents the estimated tax effect on our results of operations in connection with the Acquisition. The predecessor company was incorporated under Subchapter S of the Internal Revenue Code with substantially all corporate earnings taxed at the shareholder level. The successor company is incorporated under Subchapter C of the Internal Revenue Code, and thus we have adjusted the income tax effect. Our estimated tax rate used for pro forma purposes as a C corporation is 38.5%, which has been applied to earnings before income taxes.

(3)	The as adjusted statement of operations data gives effect to this offering, at a price of $ per share, and the use of proceeds therefrom as if this offering was consummated at the beginning of the fiscal year ended December 31, 2004 and at the beginning of the nine months ended September 30, 2005.

Set forth below is an unaudited reconciliation of net income to as adjusted net income:

	Year ended December 31, 2004	Nine months ended September 30, 2005
(dollars in millions)

Net income
Adjustment to interest expense, net
Adjustment to provision for (benefit from) income taxes
As adjusted net income

(4)	EBITDA consists of earnings before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the HVAC industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows, or as a measure of liquidity.

Set forth below is an unaudited reconciliation of net income to EBITDA.

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
	(dollars in millions)

Net income	$65.8	$87.4	$47.7	$110.7	$19.8
Income tax expense (benefit)	1.9	1.7	(5.1)	0.6	12.4
Interest expense, net	46.2	26.1	12.5	8.7	56.0
Depreciation and amortization	20.6	14.8	18.9	13.5	20.2

EBITDA	$134.5	$130.0	$74.0	$133.5	$108.4

(5)	EBITDA for each of the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005 was affected by the charges set forth below:

	Year ended December 31,		Nine months ended September 30,
	2003	2004	2004	2005
	(dollars in millions

Non-recurring transaction expenses(a)	—	$68.8	—	—
Non-recurring, non-cash charge in connection with inventory step-up(b)	—	$4.4	—	$39.6
Non-recurring product-related expense accrual(c)	$15.0	$(10.0)	$(10.0)	—
Monitoring fee(d)	—	—	—	$1.4
Non-recurring supplemental incentive bonuses	—	$4.0	—	—

(a)	Non-recurring transaction expenses represent expenses attributable to incentive compensation fees and transaction fees incurred in the fourth quarter of 2004.

(b)	Non-recurring, non-cash charge in connection with inventory step-up represents non-recurring expenses incurred in the fourth quarter of 2004 and the first quarter of 2005 related to the effect of the inventory valuation step-up resulting from the Acquisition.

(c)	Represents the establishment of a reserve for a non-recurring product-related expense accrual and the subsequent partial reversal of such reserve in September 2004.

(d)	Represents the adjustment for the annual monitoring fee to Apollo.

See “Management’s discussion and analysis of financial condition and results of operation.”

(6)	The as adjusted consolidated balance sheet data reflects the balance sheet data as of September 30, 2005, adjusted for this offering and the use of proceeds therefrom. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, and shareholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this preliminary prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Participation in our offering of common stock involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in this prospectus, in deciding whether to participate in our offering of common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below.

Risks related to our business

Changes in weather patterns and seasonal fluctuations may adversely affect our operating results.

Weather fluctuations may adversely affect our operating results and our ability to maintain our sales volume. Our operations may be adversely affected by unseasonably warm weather in the months of November to February and unseasonably cool weather in the months of May to August, which has the effect of diminishing customer demand for heating and air conditioning and decreasing our sales volumes. Many of our operating expenses are fixed and cannot be reduced during periods of decreased demand for our products. Accordingly, our results of operations will be negatively impacted in quarters with lower sales due to such weather fluctuations. In addition, our sales volumes and operating results in certain regions can be negatively impacted during inclement weather in these regions, such as during the summer of 2004 when several hurricanes and other tropical weather systems struck the southeastern United States.

In addition, our quarterly results may vary significantly. Although there is demand for our products throughout the year, in each of the past three years approximately 60% of our total sales occurred in the second and third quarters of the fiscal year. Our peak production occurs in the first and the second quarters in anticipation of our peak sales quarters. Therefore, quarterly comparisons of our sales and operating results should not be relied on as an indication of future performance, and the results of any quarterly period may not be indicative of expected results for a full year.

Increased competition and technological changes and advances may reduce our market share and our future sales.

The production and sale of HVAC equipment by manufacturers is highly competitive. According to industry sources, the top five domestic manufacturers (including us) represented approximately 80% of the unit sales in the U.S. residential and light commercial HVAC market in 2004. Our four largest competitors in this market are Carrier Corporation, American Standard (which includes Trane® and American Standard® brand products), Lennox International, Inc. and Rheem Manufacturing Company. Several of our competitors may have greater financial and other resources than we have. A number of factors affect competition in the HVAC industry, including an increasing emphasis on the development of more efficient HVAC products. Existing and future competitive pressures may materially and adversely affect our business, financial condition or results of operations, including pricing pressure if our competitors improve their cost structure. In addition, our company-operated distribution centers face competition from independent distributors and contractors owned by our competitors, some of whom may be able to provide their products or services at lower prices than we can. We may not be able to compete successfully against current and future competition and we cannot assure you that the current and future competitive pressures faced by us will not adversely affect our profitability and performance.

There is currently an effort underway in the United States by several companies to purchase independent distributors and contractors and consolidate them into large enterprises. These consolidated enterprises may be able to exert pressure on us to reduce prices. Additionally, these new enterprises tend to emphasize their company name, rather than the brand of the manufacturer, in their promotional activities, which could lead to dilution of the importance and value of our brand names. Future price reductions and any brand dilution caused by the consolidation among HVAC distributors and contractors could have an adverse effect on our business, financial condition and results of operations.

Significant increases in the cost of raw materials and components have, and may continue to, reduce our operating margins. In addition, a decline in our relationships with key suppliers may have an adverse effect on our business.

Our operations depend on the supply of various raw materials and components, including steel, copper, aluminum, refrigerants, motors and compressors, from domestic and foreign suppliers. We do not typically enter into long-term supply contracts for raw materials and components. In addition, we generally do not hedge against our supply requirements. We cannot assure you that our suppliers will continue to provide products to us at attractive prices, or at all, or that we will be able to obtain such products in the future from these or other providers on the scale and within the time frames we require. If a key supplier were unable or unwilling to meet our supply requirements, we could experience supply interruptions and/or cost increases which (to the extent that we are not able to find alternate suppliers or pass these additional costs onto our customers) could adversely affect our results of operations and financial condition. To the extent any of our suppliers experiences a shortage of components that we purchase, we may not receive shipments of those components and, if we were unable to obtain substitute components on a timely basis, our production would be impaired. For example, in the second quarter of 2004 we experienced supply interruptions for steel, copper and aluminum. As a result, we incurred increased costs related to the production and delivery of our products.

In 2004, commodity prices rose significantly to levels well above prices seen in the past decade. These commodity cost increases negatively affected our net income in 2004. Effective September 1, 2004, we increased prices by up to 5% on a majority of our products in response to these increases in commodity costs. Effective January 1, 2005, we further increased prices up to 7% on the majority of our products. We believe our price increases will allow us to recapture lost profit margin. There can be no assurance that these price increases will not affect demand for our products. A continued high level of commodity prices or a further increase in commodity prices could have a material adverse effect on our results of operations. In addition, we may not be able to further increase the price of our products or reduce our costs to offset the higher commodity prices.

A decline in our relations with our key distributors may adversely affect our business.

Our operations also depend upon our ability to maintain our relations with our independent distributors. While we generally enter into contracts with our independent distributors, these contracts typically last for one year and can be terminated by either party upon 30 days’ notice. If our key distributors are unwilling to continue to sell our products or if our key distributors merge with or are purchased by a competitor, we could experience a decline in sales. If we are unable to replace such distributors or otherwise replace the resulting loss of sales, our business and results of operations could be adversely affected.

Damage or injury caused by our products could result in material liabilities associated with product recalls or reworks.

In the event we produce a product that is alleged to contain a design or manufacturing defect, we could be required to incur costs involved to recall or rework that product. In September 2004, we initiated a voluntary corrective action plan, or “CAP,” regarding a discontinued design of certain Amana®, Trane® and American Standard® brand Package Terminal Air Conditioner/Heat Pump, or “PTAC,” units manufactured by one of our subsidiaries. Under the CAP, we will provide a new thermal limit switch to commercial and institutional PTAC owners. Installation of these switches will be at the commercial or institutional owners’ expense, except in special and limited circumstances (e.g., financial hardship, etc.). Pursuant to the CAP, we will pay the cost of installing the replacement switch for any individual homeowner having a PTAC unit in his/her residence. We have established a reserve relating to the CAP in an amount that we believe is appropriate. The costs required to recall or rework any defective products could be material, which may have a material adverse effect on our business. In addition, our reputation for safety and quality is essential to maintaining our market share. Any recalls or reworks may adversely affect our reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on our results of operations.

We may incur material costs as a result of product liability or warranty claims which would negatively affect our profitability.

The development, manufacture, sale and use of our products involve a risk of product liability and warranty claims, including personal injury and property damage arising from fire, soot, mold and carbon monoxide. We currently carry insurance and maintain reserves for potential product liability claims. However, we cannot assure you that our insurance coverage will be adequate if such claims do arise and any liability not covered by insurance could have a material adverse effect on our business. To date, we have been able to obtain insurance in amounts we believe to be appropriate to cover such liability. However, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally or our situation in particular. Any such increase could result in lower profits or cause the need to reduce our insurance coverage. In addition, no assurance can be given that in the future a claim will not be brought against us which would have a material adverse effect on us. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance. Our product liability insurance policies have limits that if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance. Any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products and could have a material adverse affect on our business.

Our business could be hurt by economic downturns.

Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. A decline in economic activity in the United States could materially affect our financial condition and results of operation. Sales in the residential and commercial new construction market correlate closely to the number of new homes and buildings that are built, which in turn is influenced by factors such as interest rates, inflation, consumers’ spending habits, employment rates and other macroeconomic factors over which we have no control. Any decline in economic activity as a result of these factors typically results in a decline in new construction and replacement purchases, which would result in a decrease in our sales volume and profitability.

The cost of complying with laws relating to the protection of the environment and worker safety may be significant.

We are subject to extensive federal, state, municipal, local and foreign laws and regulations relating to the protection of human health and the environment, including those limiting the discharge of pollutants into the environment and those regulating the treatment, storage, disposal and remediation of, and exposure to, solid and hazardous wastes and hazardous materials. Certain environmental laws and regulations impose joint and several strict liability on potentially responsible parties, including past and present owners and operators of sites, to clean up, or contribute to the cost of cleaning up sites at which hazardous wastes or materials were disposed or released. We are currently, and may in the future be, required to incur costs relating to the investigation or remediation of such sites, including sites where we have, or may have, disposed of our waste. See “Business—Environmental, health and safety matters.”

We believe that we are in material compliance with all current environmental laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. Nonetheless, we expect to incur expense to maintain such compliance and it is possible that more stringent environmental laws and regulations, more vigorous enforcement or a new interpretation of existing laws and regulations could require us to incur additional costs and penalties. Further, existing or future circumstances, such as the discovery of new or materially different environmental conditions, could require us to incur additional costs that could have a material adverse effect on our business.

We are also subject to various federal, state and local laws and regulations relating to worker safety. In October 2004, we and the Occupational Safety and Health Administration, or “OSHA,” reached an agreement to resolve certain matters identified during an OSHA inspection at our Houston Furnace and Cooling plants. We did not admit any violations of the Occupational Safety and Health Act or OSHA standards, but we did agree, among other things, to address certain issues identified by OSHA during its inspection and to pay OSHA a penalty of $277,000. We have paid the penalty and are currently conducting certain actions required by this settlement, including the installation of certain machine guarding. We expect to make capital expenditures at these and other facilities to improve worker health and safety. Expenditures at these and any other facilities to assure compliance with OSHA standards could be significant, and we may become subject to additional liabilities relating to our facilities in the future. We can give no assurance that future inspections at these or other facilities will not result in additional actions by OSHA.

Effective January 2006, federal regulations mandated an increase in the minimum SEER from 10 to 13 for central air conditioners and heat pumps manufactured in the United States. The required efficiency levels for our products may be further increased in the future by the relevant regulatory authorities. Any future changes in required efficiency levels or other government regulations could adversely affect our industry and our business.

We also currently use a refrigerant that the United States Environmental Protection Agency, or “EPA,” is in the process of phasing out. We believe that neither the current regulations limiting refrigerants nor any reasonably anticipated phase-out of refrigerants will have a material adverse impact on our operations. See “Business— Environmental refrigeration regulation.”

Labor disputes with our employees could interrupt our operations and adversely affect our business.

We are a party to a collective bargaining agreement with the International Association of Machinists and Aerospace Workers and Affiliates that, as of December 30, 2005, represented approximately 31% of our employees. This agreement covers all hourly employees at our manufacturing facility in Fayetteville, Tennessee and is scheduled to expire in December 2009. If we are unable to successfully negotiate acceptable terms with this union, our operating costs could increase as a result of higher wages or benefits paid to union members, or if we fail to reach an agreement with the union, our operations could be disrupted. Either event could have a material adverse effect on our business. In addition, there have been in the past, and may be in the future, attempts to unionize our non-union facilities. If employees at our non-union facilities are able to unionize in the future, our operating costs could increase. See “Business—Employees.”

Our business operations could be significantly disrupted if we lose members of our management team.

Our success depends to a significant degree upon the continued contributions of our executive officers and key employees, both individually and as a group. We have employment agreements with only two members of our senior management. Our future performance will be substantially dependent on our ability to retain and motivate our management. The loss of the services of any of our executive officers or key employees could prevent us from executing our business strategy.

We may be adversely affected by any natural or man-made disruptions to our distribution and manufacturing facilities.

Any serious disruption to a significant portion of our distribution or manufacturing facilities resulting from fire, earthquake, weather-related events, an act of terrorism or any other cause could materially impair our ability to manufacture and distribute our products to customers. Moreover, we could incur significantly higher costs and longer lead times associated with manufacturing or distributing our products to our customers during the time that it takes for us to reopen or replace damaged facilities. If any of these events were to occur, our financial condition, results of operations and cash flows could be materially adversely affected.

If we are unable to access funds generated by our subsidiaries we may not be able to meet our financial obligations.

Because we conduct many of our operations through our subsidiaries, we depend on those entities for dividends, distributions and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in certain agreements governing current and future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from its subsidiaries. All of our subsidiaries are separate and independent legal entities and have no obligation whatsoever to pay any dividends, distributions or other payments to us.

Our business operations could be negatively impacted if we fail to adequately protect our intellectual property rights or if third parties claim that we are in violation of their intellectual property rights.

We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret laws, as well as licensing and confidentiality agreements. There is no assurance that these protections are adequate to prevent competitors from copying or reverse engineering our products, or from developing and marketing products that are substantially equivalent to or superior to our own. In addition, we face the risk of claims that we are infringing third parties’ intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming; could cause us to cease making, using or selling certain products that incorporate the disputed intellectual property; could require us to redesign our products, if feasible; could divert management time and attention; and could require us to enter into costly royalty or licensing arrangements. Any of the foregoing, taken alone or together, could have a significant negative impact on our business.

Under an agreement between the Amana Society and Amana Refrigeration, Inc., Amana Refrigeration, Inc. agreed that it would discontinue the use of the Amana® name in its corporate name or in connection with any other business enterprise if it were ever to abandon manufacturing operations in Amana, Iowa. Maytag purchased the Amana appliance business in July 2001 and now controls the manufacturing operations in Amana, Iowa. We maintained the right to use the Amana® name and trademark under a license agreement with Maytag. Maytag has advised us that it has no present intention of discontinuing operations at this manufacturing facility. Prior to a cessation of such operation or following a decision by Maytag to not maintain trademark registrations for the Amana® name, Maytag has agreed to consult with us and provide reasonable assistance to us so that we may register the Amana® name as a trademark. However, we have no control over Maytag’s decision to continue operations at that facility, and if such operations are discontinued, it is possible that we could lose the right to use the Amana® name in connection with our business, which could have a material adverse effect on our business.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under our senior secured credit facilities, fixed rate notes and floating rate notes.

We now have and will continue to have a significant amount of indebtedness. On December 31, 2005, after giving effect to this offering and the use of proceeds therefrom, we would have had $             million of indebtedness outstanding, excluding approximately $             million of letters of credit and up to $             million of additional indebtedness that may be borrowed under our revolving credit facility.

Our substantial indebtedness could have important consequences to our business. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our outstanding indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

In addition, our senior secured credit facilities, fixed rate indenture and floating rate indenture contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts. Our indentures and our senior secured credit facilities contain cross-default and cross-

acceleration provisions such that an event of default under our indentures or the acceleration of amounts outstanding under our indentures will cause an event of default and/or an acceleration of amounts outstanding under our senior secured credit facilities. If all of our indebtedness was accelerated, it is possible that we will not have sufficient funds at the time of acceleration to repay our indebtedness, which could have a material adverse effect on our ability to continue as a going concern.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before the maturity thereof. We cannot assure you that we will be able to refinance any of our indebtedness, on commercially reasonable terms or at all.

A substantial portion of our indebtedness is at a variable rate of interest, which could increase our interest expense in the event interest rates rise.

Certain of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing interest rates. A 1% increase or decrease in the interest rate would result in approximately a $5.0 million increase or decrease in our interest expense on our variable rate indebtedness, respectively. If interest rates increase dramatically, we may be unable to meet our debt service obligations.

Risks related to our common stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

•	sales of common stock by us or members of our management team.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our common stock to decline.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing shareholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws may also make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	a staggered board of directors;

•	the sole power of a majority of our board of directors to fix the number of directors;

•	limitations on the removal of directors;

•	the sole power of our board of directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	the ability of our board of directors to designate one or more series of preferred stock and issue preferred stock without shareholder approval; and

•	the inability of shareholders to act by written consent or to call special meetings.

Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock and certain other provisions of our amended and restated certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of capital stock.”

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We have no plans to pay regular dividends on our common stock. We generally intend to invest our future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Our senior secured credit facilities and the indentures governing our fixed rate notes and our floating rate notes also include limitations on our payment of dividends. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock and you may lose the entire amount of the investment.

You will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will pay more for your shares than the amounts paid by existing shareholders for their shares. You will incur immediate and substantial dilution of $             per share, representing the difference between our net tangible book value (deficit) per share after giving effect to this offering at an assumed initial public offering price of $             per share. Consequently, unless we are able to increase our net tangible book value per share through income from operations or otherwise to $             per share, upon a liquidation of our company at net tangible book value, you would receive less than the price that you paid for shares of our common stock in this offering while our existing shareholders may receive more than the price that they paid for their shares of our common stock. See “Dilution.”

The requirements of being a public company may strain our resources and distract management.

After the consummation of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the “Exchange Act,” and the Sarbanes-Oxley Act of 2002. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control for financial reporting. These requirements may place a strain on our systems and resources. Under Section 302 of the Sarbanes-Oxley Act, as part of our periodic reports, our chief executive officer and our chief financial officer will be required to evaluate the effectiveness of, and to report their conclusions regarding the effectiveness of our disclosure controls and procedures, and to certify that they have done so. In addition, under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Annual

Reports on Form 10-K and our independent public accountants auditing our financial statements must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for our fiscal year ending December 31, 2007. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

Future sales of our common stock in the public market could lower our share price, and the exercise of outstanding stock options and any additional capital raised by us through the sale of common stock may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. Our amended and restated articles of incorporation will authorize us to issue              shares of common stock, of which              shares will be outstanding upon consummation of this offering. This number includes              shares that we are selling in this offering, which may be resold immediately in the public market unless held by affiliates of ours. Of the remaining              shares,             % of these shares are restricted from immediate resale under the lock-up agreements between our current shareholders and the underwriters described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreements, which, without the prior consent of J.P. Morgan Securities Inc. on behalf of the underwriters, is 180 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances). Immediately after the expiration of the 180-day lock-up period, these shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements. Upon consummation of this offering, options to purchase              shares of our common stock will be outstanding (of which options to acquire              shares of common stock are vested as of                     , 2006). Beginning 180 days after the consummation of this offering pursuant to the stockholders agreement, affiliates of Apollo and the Goodman family trusts have certain demand registration rights with respect to the common stock they will retain following the offering. In addition, immediately following this offering, we intend to file a registration statement registering              shares reserved for issuance under the 2004 Stock Option Plan and 2006 Incentive Award Plan under the Securities Act (of which              shares will not be subject to the 180-day lock-up). See “Description of capital stock.”

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our equity sponsor controls us and its interests may conflict with or differ from your interests as a shareholder.

After the consummation of this offering, our equity sponsor, Apollo, will beneficially own approximately         % of our common stock. If the underwriters exercise in full their over-allotment option, Apollo will beneficially own approximately     % of our common stock. Representatives of Apollo will have the ability to prevent any transaction that requires the approval of directors. In addition, Apollo will have the ability to substantially influence all matters requiring shareholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of Apollo and its affiliates could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you may otherwise view favorably. Apollo may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. A sale of a substantial number of shares of stock in the future by funds affiliated with our equity sponsor could cause our stock price to decline in the future.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, affiliates of Apollo and the Goodman family trusts, as a group, will continue to control a majority of our outstanding common stock pursuant to the terms of the stockholders agreement. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize most of these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Cautionary notice regarding forward-looking statements

This prospectus contains forward-looking statements. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Forward-looking statements also include statements about the following subjects:

•	changes in weather patterns and seasonal fluctuations;

•	changes to the 13 SEER federally mandated minimum efficiency standard;

•	the maturation of our new company-operated distribution centers;

•	increased competition and technological changes and advances;

•	significant increases in the cost of raw materials and components;

•	a decline in our relations with our key distributors; and

•	damage or injury caused by our products.

You should not place undue reliance on these forward-looking statements. Although forward-looking statements reflect management’s good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the impact of general economic conditions in the regions in which we do business; general industry conditions, including competition and product, raw material and energy prices; changes in exchange rates and currency values; capital expenditure requirements; access to capital markets and the risks and uncertainties described under “Risk factors.”

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $            million. We intend to use approximately $             million of the net proceeds to (i) redeem all of our outstanding Series A Preferred Stock, (ii) repay up to $         million of our term loan under our senior secured credit facilities, (iii) redeem up to $             million in aggregate principal amount of our fixed rate notes at a price of             % of the principal amount thereof plus accrued and unpaid interest and (iv) redeem up to $         million in aggregate principal amount of our floating rate notes at a price of     % of the principal amount thereof plus accrued and unpaid interest.

We will not receive any of the proceeds from the sale of common stock by the selling shareholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $            million, assuming the number of shares offered by us, as set forth on the cover page of this preliminary prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dividend policy

We have never paid any dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit facilities and the indentures governing the fixed rate notes and the floating rate notes, and may be further restricted by the terms of any of our future debt or preferred securities.

Capitalization

The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2005 on an actual basis and on as adjusted basis giving effect to (i) this offering and the use of proceeds therefrom and (ii) the payment of $18.2 million to Apollo in connection with the termination of our management agreement upon consummation of this offering.

You should read this table in conjunction with “Use of proceeds,” “Summary consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2005
	(dollars in thousands)
	Actual	As Adjusted(1)

Cash and cash equivalents	$40,918	$

Debt:

Long-term debt, including current portion of $3,500
Senior secured credit facilities:
Term loans	$347,375	$
Revolving credit facilities(2)	—
Floating rate notes	250,000
Fixed rate notes	400,000

Total long-term debt, including current portion	997,375
Preferred stock (9.5% Series A cumulative, par value $0.01; actual, 250,000 shares authorized, 225,570 shares issued and outstanding; as adjusted, none issued or outstanding)	225,570

Shareholders’ equity:
Common stock (par value $0.01; actual, 7,000,000 shares authorized, 6,328,497 shares issued and outstanding; as adjusted, shares authorized, shares issued and outstanding)	63
Additional Paid-in-capital	108,490
Retained earnings (deficit)(3)	(2,022)
Accumulated other comprehensive income	2,182

Total shareholders’ equity	108,713

Total capitalization	$1,331,658	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this preliminary prospectus, remains the same.

(2)	As of September 30, 2005, our revolving credit facility provided for additional borrowings of up to $137.7 million and excludes $37.3 million of letters of credit issued and outstanding. We intend to use additional borrowings under our revolving credit facility to pay Apollo approximately $18.2 million in connection with the termination of our management agreement upon the consummation of this offering. See “Risk factors.”

(3)	As adjusted retained earnings reflects (i) the write-off of $ million of deferred financing fees, net of taxes, associated with repayment of debt, including the premium associated with the repurchase, (ii) the payment to Apollo of approximately $18.2 million in connection with the termination of our management agreement and (iii) the payment of approximately $ million of accrued and unpaid dividends in connection with redemption of our Series A Preferred Stock. See “Certain relationships and related party transactions.”

Dilution

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after the offering. Our net tangible book deficit as of                          , 2006 was $             million, or $         per share of common stock. We have calculated this amount by:

•	subtracting our total liabilities from our total tangible assets; and

•	dividing the difference by the number of shares of common stock outstanding.

If we give effect to the sale of              shares of common stock by us in this offering at the initial public offering price of $             per share after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book deficit as of                          , 2006 would have been $             million, or $         per share. This amount represents an immediate dilution of $         per share to new investors. The following table illustrates this dilution per share:

Per Share
Assumed initial public offering price per share		$
Net tangible book deficit as of , 2006(1)	$
Increase in net tangible book value attributable to this offering

Pro forma net tangible book deficit after this offering

Dilution to new investors		$

(1)	Total tangible assets is calculated by subtracting goodwill, identifiable intangibles, deferred tax assets and deferred financing costs from total assets.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would (decrease) increase our net tangible book value (deficit) by $             million, the net tangible book value (deficit) per share after this offering by $             per share and the decrease in net tangible book value (deficit) to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this preliminary prospectus, remains the same.

The following table summarizes on the basis described above, as of                          , 2006, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing shareholders and by new investors, at the initial public offering price of $         per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
(total consideration amount in millions)	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors

Total		100.0%		$100.0%	$

The tables above assume no exercise or conversion of the outstanding stock options at                          , 2006 with a weighted average exercise price of approximately $         per share, which includes              options to purchase shares of common stock that are in-the-money compared to the estimated offering price range set forth on the cover of the common stock prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per share paid by all shareholders by $            , $             and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this preliminary prospectus, remains the same, and without deducting underwriting discounts and commissions and other expenses of the offering.

Unaudited pro forma condensed consolidated statement of operations

On December 23, 2004, Apollo, through its affiliate, Frio Holdings LLC acquired our business from the Seller, pursuant to which we acquired all of the equity interests of the direct and indirect operating subsidiaries held by the Seller and substantially all of the assets and liabilities of the Seller, other than certain excluded assets and certain excluded liabilities.

In connection with the Acquisition, affiliates of Apollo, the Goodman family trusts and certain members of our senior management contributed approximately $477.5 million in cash to us, which in turn was contributed to our subsidiary, Goodman Global Holdings, as common equity. The Goodman family trusts have invested approximately $101.0 million and members of our senior management have invested approximately $18.2 million. In exchange for the Equity Contribution, affiliates of Apollo, the Goodman family trusts and certain members of our senior management received a combination of our common stock and our Series A Preferred Stock. On December 23, 2004, in connection with the Acquisition, we issued the outstanding floating rate notes and the outstanding fixed rate notes, in a private placement under Rule 144A and Regulation S of the Securities Act. In connection with the December notes offering, we also entered into our senior secured credit facilities.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 is based on the historical consolidated financial statements of the business acquired and financings in the Transactions as if they had occurred on January 1, 2004.

Pro forma adjustments were made to reflect:

•	changes to tangible and identifiable assets to their fair value to the extent of the new investors’ ownership in connection with the Transactions, including a significant increase in our pro forma inventory balance,

•	changes in depreciation and amortization expense resulting from fair value adjustments to the extent of the new investors’ ownership to net tangible assets and amortization expense related to amortizable intangible assets in connection with the Transactions,

•	interest expense resulting from additional indebtedness incurred in the Transactions,

•	interest savings from the assumed repayment of existing debt,

•	monitoring fees to be paid to the equity sponsor, and

•	income tax expense as if we had been fully subject to federal and state income taxes at an estimated rate of 38.5%.

The pro forma information is being furnished solely for informational purposes and is not necessarily indicative of the combined results of operations that might have been achieved for the period indicated, nor is it necessarily indicative of future results.

The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations,” our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement is not intended to represent or be indicative of the consolidated results of operations that we would have reported had the Transactions been completed as of January 1, 2004 and should not be taken as representative of our consolidated results of operations following the completion of the Transactions.

GOODMAN GLOBAL, INC.

Unaudited pro forma condensed

consolidated statement of operations

	Year Ended December 31, 2004
	Actual	Pro Forma Adjustments		Pro Forma
	(in thousands)
Sales, net	$1,317,580	$—		$1,317,580

Costs and expenses:
Cost of goods sold	1,024,426	39,586	(1)	1,064,012
Selling, general and administrative expense	220,551	2,000	(2)	222,551
Depreciation and amortization	18,887	9,363	(3)	28,250

Operating profit	53,716	(50,949)		2,767
Interest expense, net	12,478	56,918	(4)	69,396
Other income	(1,406)	—		(1,406)

Earnings (loss) before income taxes	42,644	(107,867)		(65,223)
Benefit from income taxes	(5,049)	(20,062	)(5)	(25,111)

Net income (loss)	$47,693	$(87,805)		$(40,112)

Less: Preferred stock dividends	528	(21,995)		22,523

Net income available to common shareholders	$47,165	$(109,800)		$(62,635)

Net income per share:
Basic	$7.47	—		$(9.92)
Diluted	$7.47	—		$(9.92)
Average outstanding common shares:
Basic	6,312,500	—		6,312,500
Diluted	6,312,500	—		6,312,500

Notes to unaudited pro forma condensed

consolidated statement of operations

(1) Represents the incremental costs of goods sold resulting from the adjustment of inventory carrying value to estimated fair value to the extent of the new investors’ ownership as part of the Acquisition.

(2) Represents the adjustment for monitoring fees payable to Apollo for administrative services.

(3) Represents the adjustment to reflect the amortization resulting from amortizable intangible assets that were acquired. Property, plant and equipment carrying values were adjusted to fair market value to the extent of the new investors’ ownership as a result of the Acquisition. Equipment was depreciated prior to the Acquisition using the double declining balance method over the useful lives of the assets. Following the Acquisition, property, plant and equipment is depreciated on a straight-line basis over the assets’ remaining useful life, ranging from 1 to 28 years. The depreciation would not have been materially different as the adjustment to fair market value was offset by the change in depreciation methods.

(4) Represents the incremental interest expense related to the incurrence of additional indebtedness related to the Acquisition consisting of notes in the principal amount of $650.0 million and a term loan under our senior secured credit facilities in the principal amount of $350.0 million based on the rates that were effective at the date of the Acquisition. Also included in this amount is the amortization of debt issuance costs of $35.6 million related to the Acquisition using the effective interest method. In the event the interest rate on our floating rate indebtedness increases or decreases by 0.125%, our net income would decrease or increase by $0.5 million, accordingly.

(5) Represents the estimated tax effect on the results of operations of the Company. The predecessor company was incorporated under Subchapter S of the Internal Revenue Code with substantially all corporate earnings taxed at the shareholder level. The successor company is incorporated under Subchapter C of the Internal Revenue Code, and thus we have adjusted the income tax effect. Our estimated tax rate used for pro forma purposes as a C corporation is 38.5%, which has been applied to earnings before income taxes.

Selected consolidated financial data

The following table presents our selected consolidated financial data. The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus, as well as other financial information included elsewhere in this prospectus.

The consolidated statement of operations data for each of the three years in the period ended December 31, 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus and have been prepared in accordance with GAAP. The 2004 financial data is a combination of the Predecessor and Successor statements disclosed in our consolidated financial statements except for the per share data which is derived directly from our consolidated statements. The consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and September 30, 2004 have been derived from our consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2004 and 2005 and the consolidated balance sheet data as of September 30, 2005 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

	Year ended December 31,				Predecessor	Successor	Nine months ended September 30,
	2000	2001	2002	2003	January 1 to December 22, 2004	December 23 to December 31, 2004	2004	2005

	(dollars in thousands, except per share data)
Consolidated statement of operations data:
Sales, net(1)	$1,100,914	$1,082,076	$1,136,188	$1,192,671	$1,297,295	$20,285	$1,034,071	$1,168,713
Cost of goods sold	837,462	821,454	884,204	915,272	1,005,955	18,471	794,810	939,288
Selling, general and administrative expenses	104,093	108,996	118,150	147,687	212,890	7,661	106,979	121,403
Depreciation and amortization expense	23,316	23,487	20,645	14,851	18,101	786	13,526	20,233

Operating profit	136,043	128,139	113,189	114,861	60,349	(6,633)	118,756	87,789
Interest expense, net	60,649	72,835	46,168	26,081	10,877	1,601	8,693	56,028
Other (income) expense, net	506	1,529	(671)	(331)	(1,406)	—	(1,250)	(436)

Earnings before income taxes	74,888	53,775	67,692	89,111	50,878	(8,234)	111,313	32,197
Provision for (benefit from) income taxes	2,772	152	1,859	1,745	(1,481)	(3,568)	565	12,396

Net income (loss)	$ 72,116	$ 53,623	$ 65,833	$ 87,366	$ 52,359	$(4,666)	$ 110,748	$ 19,801

Less: Preferred stock dividend	—	—	—	—	—	528	—	16,630

Net income (loss) available to common shareholders	$ 72,116	$ 53,623	$ 65,833	$ 87,366	$ 52,359	$(5,194)	$ 110,748	$ 3,171

Pro forma tax expense(2)	$ 26,060	$ 20,551	$ 24,202	$ 32,563	$ 21,069	$ —	$ 42,291	$ —
Pro forma net income (loss) available to common shareholders(2)	$ 46,056	$ 33,072	$ 41,631	$ 54,803	$ 31,290	$(5,194)	$ 68,457	$ 3,171
Per Share Data:
Earnings (loss) per share
Basic	$ 4.96	$ 2.86	$ 3.51	$ 4.65	$ 2.78	$ (0.82)	$ 5.89	$ 0.50
Diluted	$ 4.96	$ 2.86	$ 3.51	$ 4.65	$ 2.78	$ (0.82)	$ 5.89	$ 0.50
Pro forma tax effect(2)	$ 3.17	$ 1.77	$ 2.22	$ 2.91	$ 1.66	$ (0.82)	$ 3.64	$ 0.50
Weighted average shares outstanding
Basic	14,529,636	18,736,415	18,736,415	18,806,912	18,806,912	6,312,500	18,806,912	6,321,387
Diluted	14,529,636	18,736,415	18,736,415	18,806,912	18,806,912	6,312,500	18,806,912	6,321,387

	Year ended December 31,					Nine months ended September 30,
	2000	2001	2002	2003	2004	2004	2005

	(dollars in thousands, except per share data)
Consolidated balance sheet data (at period end):
Cash and cash equivalents	$13,704	$3,493	$23,219	$5,359	$3,856	$7,332	$40,918
Total assets	927,824	714,913	683,557	615,558	1,544,595	716,622	1,633,080
Total debt	843,795	466,910	358,432	213,244	1,024,135	203,228	997,375
Redeemable preferred stock	—	—	—	—	225,000	—	225,570
Shareholders’ equity	(121,470)	40,061	77,632	150,279	102,719	232,197	108,713
Statement of cash flows data:
Net cash (used in) provided by operating activities	$16,663	$128,459	$168,092	$150,807	$(18,558)	$62,188	$76,475
Net cash (used in) provided by investing activities	(54,465)	110,987	(11,536)	(811)	(1,477,622)	(19,230)	(14,889)
Net cash (used in) provided by financing activities	40,452	(249,657)	(136,830)	(167,856)	1,494,677	(40,985)	(24,524)
Other financial data:
EBITDA(3)(4)	$158,853	$150,097	$134,505	$130,043	$74,009	$133,532	$108,458
Capital expenditures	$15,974	$32,262	$12,672	$16,801	$27,772	$21,256	$18,456

(1)	Sales are presented net of certain rebates paid to customers. See “Management’s discussion and analysis of financial condition and results of operations” and the notes to consolidated financial statements appearing elsewhere in this prospectus.

(2)	Represents the estimated tax effect on our results of operations in connection with the Acquisition. The predecessor company was incorporated under Subchapter S of the Internal Revenue Code with substantially all corporate earnings taxed at the shareholder level. The successor company is incorporated under Subchapter C of the Internal Revenue Code, and thus we have adjusted the income tax effect. Our estimated tax rate used for pro forma purposes as a C corporation is 38.5%, which has been applied to earnings before income taxes.

(3)	EBITDA consists of earnings before interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the HVAC industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows, or as a measure of liquidity. Set forth below is an unaudited reconciliation of net income to EBITDA.

	Year ended December 31,					Nine months ended September 30,
	2000	2001	2002	2003	2004	2004	2005

	(in millions)
Net income	$72.1	$53.6	$65.8	$87.4	$47.7	$110.7	$19.8
Income tax expense (benefit)	2.8	0.2	1.9	1.7	(5.1)	0.6	12.4
Interest expense, net	60.6	72.8	46.2	26.1	12.5	8.7	56.0
Depreciation and amortization	23.4	23.5	20.6	14.8	18.9	13.5	20.2

EBITDA	$158.9	$150.1	$134.5	$130.0	$74.0	$133.5	$108.4

(4)	EBITDA for each of the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005 was affected by the charges set forth below:

	Year ended December 31,		Nine months ended September 30,
	2003	2004	2004	2005

Non-recurring transaction expenses(a)	—	$68.8	—	—
Non-recurring, non cash charge in connection with inventory step-up(b)	$—	$4.4	—	$39.6
Non-recurring product-related expense accrual(c)	$15.0	$(10.0)	$(10.0)	—
Monitoring fee(d)	—	—	—	1.4
Non-recurring supplemental incentive bonuses	—	$4.0	—	—

(a)	Non-recurring transaction expenses represent expenses attributable to incentive compensation fees and transaction fees incurred in the fourth quarter of 2004.

(b)	Non-recurring, non-cash charge in connection with inventory step-up represents non-recurring expenses incurred in the fourth quarter of 2004 and the first quarter of 2005 related to the effect of the inventory valuation step-up resulting from the Acquisition.

(c)	Represents the establishment of a reserve for a non-recurring product-related expense accrual and the subsequent partial reversal of such reserve in September 2004.

(d)	Represents the adjustment for the annual monitoring fee to Apollo.

See “Management’s discussion and analysis of financial condition and results of operation.”

Management’s discussion and analysis of

financial condition and results of operations

Overview

We participate in the HVAC industry. We are the second largest domestic manufacturer of residential and light commercial heating and air conditioning products based on unit sales. Founded in 1975 as a manufacturer of flexible duct, we expanded into the broader HVAC manufacturing market in 1982. Since then, we have continually expanded our product offerings and maintained our core competency of manufacturing high quality products at low costs. Our growth and success can be attributed to our strategy of providing a high quality, competitively priced product that is designed to be reliable and easy-to-install.

Beginning in 2001, we undertook a number of measures to strategically reposition our business. These included the following actions:

•	opening 22 new company-operated distribution centers in 2004 and 17 new company- operated distribution centers in 2005;

•	implementing improved practices in manufacturing and distribution;

•	upgrading personnel and information systems; and

•	reducing damaged and excess inventory during the three-year period ended December 31, 2003.

These actions resulted in substantial growth of our net income during the period beginning in 2001 and ending September 30, 2005 and the generation of cumulative operating cash flow of $505 million between January 1, 2001 and September 30, 2005.

While the overall impact of these actions was positive, we estimate a negative impact on our operating profit and our EBITDA of $4.2 million and $3.3 million for the years ended December 31, 2003 and 2004, respectively, and $2.3 million for the nine months ended September 30, 2004, due to costs and losses of margin resulting from the strategic actions set forth above. We do not believe that operating profit and EBITDA for the first nine months of 2005 were affected by these actions. For a definition of EBITDA, see footnote 3 in “Prospectus summary—Summary consolidated financial data.”

The full impact of our expanded distribution network is not reflected in our financial results as many of these locations opened during the second half of 2004 and the first nine months of 2005, and thus have not been open for a full year.

Acquisition

On December 23, 2004, we were acquired by affiliates of Apollo, our senior management and certain trusts associated with members of the Goodman family. In connection with the Acquisition, the Seller sold all of its equity interest in its subsidiaries as well as substantially all of its assets and liabilities for $1,477.5 million plus a working capital adjustment of $29.8 million. The Acquisition was financed with the net proceeds of a private offering of senior unsecured notes, borrowings under our senior secured credit facilities and $477.5 million of equity contributions by affiliates of Apollo, the Goodman family trusts and certain members of senior management, which consisted of $225.0 million of our Series A Preferred Stock and $252.5 million of our common stock. The Goodman family trusts and members of senior management have invested approximately $101.0 million and $18.2 million, respectively. In exchange for the Equity Contribution, affiliates of Apollo, the Goodman family trusts and certain members of our senior management received a combination of our common stock and our Series A Preferred Stock.

The Acquisition was recorded as of December 23, 2004, in accordance with SFAS No. 141, Business Combinations, and Emerging Issues Task Force, or “EITF”, 88-16, Basis in Leveraged Buyout Transactions. As such, the acquired assets and assumed liabilities have been recorded at fair value for the interests acquired and preliminary estimates of assumed liabilities by the new investors and at the carrying basis for continuing investors. The acquired assets and assumed liabilities were assigned new book values in the same proportion as the residual interests of the continuing investors and the new interests acquired by the new investors. Under EITF 88-16, we revalued the net assets at the acquisition date to the extent of the new investors’ ownership of 79%. The remaining 21% ownership is accounted for at the continuing investors’ carrying basis of the Company. An adjustment of $144.6 million to record this effect is included as a reduction of shareholders’ equity. The excess of the purchase price over the historical basis of the net assets acquired has been applied to adjust net assets to their fair market values to the extent of the new investors’ 79% ownership, with the remainder of $339.8 million allocated to goodwill. The increase in basis of the assets will result in non-cash charges in future periods, principally related to the step-up in the value of inventory, property, plant and equipment and intangible assets. The initial purchase price allocation made by us is preliminary and subject to change for a period of one year following the acquisition, although we believe it is materially accurate as of September 30, 2005.

Markets and sales channels

We manufacture and market an extensive line of heating, ventilation and air conditioning products for the residential and light commercial markets in the United States and Canada. These products include split system air conditioners and heat pumps, gas furnaces, package units, air handlers, package terminal air conditioners, evaporator coils and accessories. Essentially all of our products are manufactured and assembled at facilities in Texas, Tennessee and Arizona and are distributed through over 700 distribution points across North America.

Our products are manufactured and marketed primarily under the Goodman®, Amana® and Quietflex® brand names. We position Goodman® as a leading residential and light commercial HVAC brand in North America and as the preferred brand for high quality HVAC equipment at low prices. Our premium Amana® branded products include enhanced features such as higher efficiency and quieter operation. Amana® is positioned as the “great American brand” that outlasts the rest, highlighting durability and long-life. Quietflex® branded products include flexible duct products that are used primarily in residential HVAC markets.

Our customers include independent distributors, installing contractors, national homebuilders and other national accounts. We sell to contractors primarily through our network of independent distributors and company-operated distribution centers. We sell to our independent distribution channel primarily under inventory consignment arrangements. We focus the majority of our marketing on contractors who install residential and light commercial HVAC products. We believe that the contractor is the key participant in a homeowner’s purchasing decision as the contractor is the primary contact for the end customer. Given the strategic importance of the contractor, we remain committed to enhancing profitability for this segment of the supply chain while allowing our distributors to achieve their own profit goals. We believe the ongoing focus on the contractor creates loyalty and mutually beneficial relationships between distributors, contractors and us.

Weather, seasonality and business mix

Weather patterns have historically impacted the demand for HVAC products. For example, hot weather in the spring season causes existing older units to fail earlier in the season, driving customers to accelerate replacement of a unit, which might otherwise be deferred in the case of a late season failure. Similarly, unseasonably mild weather diminishes customer demand for both commercial and residential HVAC replacement and repairs. Weather also impacts installation during periods of inclement weather as fewer units are installed due to contractors being delayed or forced to shut down their operations.

Although there is demand for our products throughout the year, in each of the past three years approximately 60% of our total sales occurred in the second and third quarters of the fiscal year. Our peak production occurs in the first and the second quarters in anticipation of our peak sales quarters.

Costs

The principal elements of cost of goods sold in our manufacturing operations are component parts, raw materials, factory overhead, labor, transportation costs and warranty. The principal component parts, which, depending on the product, can approach up to 60% of our cost of goods sold, are compressors and motors. We have long-standing relationships with high quality component suppliers such as Emerson and Panasonic. The principal raw materials used in our processes are steel, copper and aluminum. In total, we spent over $172 million in 2004 on these raw materials and their cost variability can have a material impact on our results of operations. Shipping and handling costs associated with sales are recorded at the time of the sale. Warranty expense, which is also recorded at the time of sale, is estimated based on historical trends such as incident rates, replacement costs and other factors. We believe our warranty expense, which equaled 2.5% of our net sales in 2004, is less than or equal to the industry average.

In 2004, our operating profit and EBITDA were negatively affected by high raw materials costs. On July 22, 2004, we announced a price increase of up to 5% effective September 1, 2004 on the majority of our products in response to increases in commodity costs experienced in 2004. Effective January 1, 2005, we further increased prices up to 7% on our products. We believe our price increases will allow us to recapture lost profit margin. A continued high level of commodity prices or a further increase in commodity prices could have a material adverse effect on our results of operations. There can be no assurance that our price increases will not affect demand for our products.

Our cost of goods sold reflects a short-term increase as a result of the purchase accounting treatment of the step-up in basis of inventory as a result of the Acquisition. Consistent with the requirements of purchase accounting, we adjusted the value of our assets and liabilities to their respective estimated fair values as of December 23, 2004. As a result of these adjustments to our asset basis, during the nine days following the Acquisition in 2004 and the first nine months of 2005, our cost of goods sold was inflated by $4.4 million and $39.6 million in the fourth quarter of 2004 and the first quarter of 2005, respectively, as we recognized the non-cash increase in our inventory value. However, this increase had no cash impact.

Our selling, general and administrative expenses consist of costs incurred to support our marketing, distribution, engineering, information systems, human resources, finance, legal and tax functions. We have historically operated at relatively low levels of SG&A expense as a percentage of sales compared to other large industry participants. Savings from this lean overhead structure allow us to offer an attractive value proposition to our distributors and support our low-priced philosophy throughout the distribution system. In 2004, our selling, general and administrative expenses were negatively affected by approximately $68.8 million of expenses related to the Acquisition.

Depreciation expense is primarily impacted by capital expenditure levels. Historically, we have used the double declining depreciation method for equipment which results in higher depreciation expense in the early years of an asset’s life. Following the Acquisition, equipment is depreciated on a straight line over the assets’ remaining useful lives. Under the rules of purchase accounting, we have adjusted the value of our assets and liabilities to their respective estimated fair values, to the extent of the new investors’ ownership, with any excess of the purchase price over the fair market value of the net assets acquired allocated to goodwill. As a result of these adjustments to our asset basis, our depreciation and amortization expenses increased.

Interest expense consists of interest expense and gains or losses on the related interest rate derivative instruments. In addition, interest expense includes the amortization of the financing costs associated with the Transactions. On January 1, 2001, we adopted Statement of Financial Accounting Standard, or “SFAS,” No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities.”

Other income (expense), net consists of gains and losses on the disposals of assets and miscellaneous income or expenses.

Effective tax rate

The Seller and most of its subsidiaries historically elected S corporation or partnership status for income tax purposes. Accordingly, most income in the historical periods was taxed directly to the Seller’s shareholders. The Seller typically made cash distributions to its shareholders to pay those taxes. Following the Transactions, we are taxed at the corporate level and we will be recording an income tax obligation at a rate comparable to the federal and state statutory rates, which we estimate will be approximately 38.5%. As a result of the Transactions, there was a significant step-up in the tax basis of our assets, significantly reducing our cash tax payments from what they would have been without such deductions.

Employees

We utilize a combination of full-time, hourly and temporary workers in our manufacturing facilities. The number of people working in these facilities varies based on the level of production. We believe there is an adequate pool of temporary workers near our significant manufacturing facilities to address peak production periods.

As of September 30, 2005, approximately 1,493 employees were members of a collective bargaining unit, representing approximately 31% of our full-time employees. The collective bargaining agreement expires in December 2009. We believe we have good relations with our employees.

Critical accounting policies and estimates

Preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Many of the estimates require us to make significant judgments and assumptions. Actual results could differ from our estimates and could have a significant impact to our consolidated results of operations, financial position and cash flows. We consider the estimates used to account for warranty liabilities, self-insurance reserves and contingencies, rebates and the impairment of long-lived assets and goodwill as our most significant judgments.

We base many of our assumptions on our historical experience, recent trends and forecasts. We develop our forecasts based upon current and historical operating performance, expected industry and market trends, and expected overall economic conditions. Our assumptions about future experience, cash flows and profitability require significant judgment since actual results have fluctuated in the past and are expected to continue to do so.

Warranties

We offer a variety of standard and extended warranties on our products. Provisions for warranties are made at the time revenues are recognized. These reserves are based on estimations derived from historical failure rates, estimated service costs and historical trends. In addition, when new products are introduced, we consult with engineering, manufacturing and quality control personnel to determine the initial warranty expense. On a quarterly basis, we reevaluate the estimated liability related to the installed units still under warranty based on updated failure rates and will, at times, adjust our warranty reserve. We do not discount this liability when making this calculation.

We also sell extended warranty contracts for certain of our products with terms of up to 10 years. Revenues from extended warranty contracts are deferred and amortized on a straight-line basis over the terms of the contracts. Expenses relating to obtaining and servicing these contracts are expensed as incurred.

Self insurance reserves and contingencies

We self-insure worker’s compensation, product liability, general liability, vehicle liability, group health and physical damage up to certain stop-loss amounts. We work with our claims administrator to estimate our self-insurance expenses and liabilities. The expense and liabilities are determined based on historical company claims information, as well as industry factors and trends in the level of such claims and payments. Our self-insurance reserves, calculated on an undiscounted basis, as of December 31, 2004 and September 30, 2005, represent the best estimate of the future payments to be made on losses reported and unreported as of the 2005 period and prior years. We maintain safety and injury prevention programs that are designed to improve the work environment, and as a result, reduce the incident rate and severity of our various self-insured risks. Actual payments for claims reserved may vary depending on various factors including the development and ultimate settlement of reported and unreported claims. Non-routine litigation and other uninsured contingencies require significant judgment and not all risks are insured.

Rebates and advertising co-op expenditures

We offer multiple rebate programs to our national accounts, contractors and builders as inducement to encourage utilization of Goodman® and Amana® branded equipment across replacement and new construction markets. These rebates are part of our volume and new construction incentive programs. In addition, we offer a variety of rebate programs to our independent distributors to encourage distributors to pass on lower equipment costs to contractors, in order to drive market share expansion.

Rebates are accrued based on sales. For certain rebates, the accrual rate is impacted by estimates of the customer’s ability to reach targeted purchase levels. Rebates paid or credited to independent distributors, contractors and homebuilders are netted against revenues in accordance with the provisions of EITF Number 01-9, “Accounting for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products).”

Co-op marketing expenditures are funds reserved for cooperative marketing programs between us and our distributors. These expenditures are reflected in selling costs because they are based on an annual marketing plan whereby the distributor commits to spending the funds on marketing and advertising our products.

Impairment of long-lived assets other than intangibles

We conduct periodic reviews for idle and under-utilized equipment and facilities and review business plans for possible impairment implications. If an impairment were detected, these costs would be expensed in the same period. Historically, no significant impairment charges have been recorded.

Impairment of goodwill

Goodwill represents the excess of the purchase price over the fair value of the underlying net assets acquired. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires, beginning January 1, 2002, that goodwill no longer be amortized and instead be tested for impairment upon adoption and at least annually thereafter. To accomplish the transitional goodwill impairment we determined the fair value of our one reporting unit and compared it to the carrying amount of the reporting unit at that date. Test results indicated that there was no impairment of goodwill during the transitional goodwill impairment test and the annual test performed on October 1, 2004. Considering the Acquisition occurred subsequent to this date, the annual test was updated as of December 31, 2004, noting no impairment.

Identifiable intangible assets

The values assigned to amortizable intangible assets are amortized to expense over their estimated useful lives and are reviewed for potential impairment. The estimated useful lives are based on an evaluation of the circumstances surrounding each asset, including an evaluation of events that may have occurred that would cause the useful life to be decreased. In the event the useful life would be considered to be shortened, or if the asset’s future value were deemed to be impaired, an appropriate amount would be charged to amortization expense. Future operating results and residual values could therefore reasonably differ from the our current estimates and could require a provision for impairment in a future period. Indefinite lived intangible assets are reviewed along with other long-lived assets for impairment.

The values assigned to our identifiable intangible assets were determined using the income approach, whereby the fair value of an asset is based on the present value of its estimated future economic benefits. This approach was considered appropriate, as the inherent value of these intangible assets is their ability to generate current and future income. The key assumption in using this approach is the identification of the revenue streams attributable to these assets based on budgeted future revenues.

At the time of the Acquisition, we assigned a value of approximately $11 million to a particular renewable sales contract. During the fourth quarter of 2005, a decision was made not to renew this agreement before its expiration. As a result, the net balance of this intangible, approximately $10.3 million, will be taken as a charge to the income statement in December 2005. We do not believe the expiration of the agreement will have a material effect on the Company.

Results of operations

The following table sets forth, as a percentage of net sales, our statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005:

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005

Consolidated statement of operation data:
Sales, net	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	77.8%	76.7%	77.8%	76.9%	80.4%
Selling, general and administrative expenses	10.4%	12.4%	11.5%	10.3%	10.4%
Transaction—related costs	—	—	5.2%	—	—
Depreciation and amortization	1.8%	1.3%	1.4%	1.3%	1.7%

Operating profit	10.0%	9.6%	4.1%	11.5%	7.5%
Interest expense, net	4.1%	2.2%	0.9%	0.8%	4.8%
Other income	(0.1)%	—	(0.1)%	(0.1)%	(0.1)%

Earnings before taxes	6.0%	7.4%	3.3%	10.8%	2.8%
Provision for (benefit from) income taxes	0.2%	0.1%	(0.4)%	0.1%	1.1%

Net income	5.8%	7.3%	3.6%	10.7%	1.7%

September 30, 2005 compared to September 30, 2004

Sales, net.    Net sales for the nine months ended September 30, 2005 were $1,168.7 million, a $134.6 million or 13.0% increase from $1,034.1 million reported for nine months ended September 30, 2004. Approximately 46% of the sales increase was driven by the effect of our September 2004 and January 2005 price increases. The remaining 54% of the sales increase was primarily attributable to company-operated distribution sales, which were higher than prior year levels as we benefited from the 22 company-operated distribution centers that were opened in 2004 and the 12 company-operated distribution centers that were opened during the first nine months of 2005.

Cost of goods sold.    Cost of goods sold for the nine months ended September 30, 2005 was $939.3 million, a $144.5 million or 18.2% increase from $794.8 million reported for the nine months ended September 30, 2004. Cost of goods sold was negatively affected by increased commodities costs and less favorable channel and product mix as well as a $39.6 million non-recurring, non-cash charge that was incurred in connection with the step-up in inventory basis as part of the purchase accounting related to the Acquisition.

Selling, general and administrative.    Selling, general and administrative expenses for the nine months ended September 30, 2005 were $121.4 million, a $14.4 million or 13.5% increase from $107.0 million reported for the nine months ended September 30, 2004. Selling, general and administrative expenses for the nine months ended September 30, 2004 benefited from a one-time $10.0 million adjustment of previously established, non-recurring product-related expense accruals.

Depreciation and amortization.    Depreciation and amortization expenses for the nine months ended September 30, 2005 were $20.2 million, a $6.7 million increase from $13.5 million reported for the nine months ended September 30, 2004. The increase was primarily due to $7.2 million in amortization of identifiable intangibles recorded as part of the Acquisition.

Operating profit.    Operating profit for the nine months ended September 30, 2005 was $87.8 million, a $31.0 million or 26.1% decrease from $118.8 million reported for the nine months ended September 30, 2004. Operating profit for the nine months ended September 30, 2005 was negatively impacted by the $39.6 million non-recurring, non-cash charge described above. Additionally, operating profit for the nine months ended September 30, 2004 benefited from the adjustment of product-related expense accruals described above. Excluding these non-recurring items, the improvement in operating profit was attributable to higher net sales for the period primarily due to price increases and continued leveraging of fixed costs, which were offset by higher commodities costs.

Interest expense.    Interest expense for the nine months ended September 30, 2005 was $56.0 million, an increase of $47.3 million from $8.7 million reported for the nine months ended September 30, 2004. Interest expense increased as a result of both the debt incurred in connection with the Transactions and higher average interest rate compared to the average interest rate in the prior year.

Provision for income taxes.    The income tax provision for the nine months ended September 30, 2005 was $12.4 million, an increase of $11.8 million compared to an income tax provision of $0.6 million for the same period in 2004. The increase was the result of the Predecessor’s organizational structure comprised primarily of flow-through entities such as partnerships and S corporations, which resulted in most of the Predecessor’s operations being taxable directly to the shareholders instead of the Company.

Net income.    Net income for the nine months ended September 30, 2005 was $19.8 million, a decrease of $90.9 million from the nine months ended September 30, 2004. This decrease in net income was a result of the $47.3 million increase in interest expense of compared to the same period in the prior year resulting from Transaction-related incremental debt and higher average interest rates and the effect of the inventory valuation step-up.

December 31, 2004 compared to December 31, 2003

Sales, net.    Net sales for the year ended December 31, 2004, were $1,317.6 million, a $124.9 million, or 10.5%, increase from $1,192.7 million reported in the year ended December 31, 2003.

The higher sales were driven by growth in our independent and company-operated distribution channels, which increased approximately 14% and 11%, respectively. This organic growth was driven by changing product mix and increased unit sales due to favorable market conditions within our industry, continuation of contractor recruiting efforts, and the expansion of our company distribution network. In addition, our announced 5% price increase effective September 1, 2004, contributed to our higher sales. This increase was offset by the unfavorable impact to sales due to (i) severe hurricanes and other tropical weather systems that impacted the southeastern United States in August and September of 2004 and (ii) lost Quietflex sales as a result of an inability to secure insulation after startup difficulties to produce this component in-house. We estimate a negative operating profit or EBITDA impact of $6.2 million and $2.4 million, respectively, as a result of these weather conditions and startup difficulties.

Cost of goods sold.    Cost of goods sold, excluding related depreciation and amortization, for the year ended December 31, 2004, of $1,024.4 million increased by $109.1 million, or 11.9%, from $915.3 million for the year ended December 31, 2003. This increase was primarily due to higher sales volume and significant raw material price increases primarily in steel, copper and aluminum. Additionally, transportation costs increased primarily due to irregular supply of raw materials, higher fuel prices and changes in Department of Transportation regulations. We also incurred a $4.4 million non-recurring expense in the fourth quarter of 2004 related to the effect of the inventory valuation step-up resulting from the Acquisition as the related acquired inventory was sold. Cost of goods sold as a percentage of net sales increased to 77.8% for the year ended December 31, 2004 from 76.7% in 2003. This increase was primarily the result of rising commodity costs.

Selling, general and administrative.    Selling, general and administrative expenses for the year ended December 31, 2004, of $220.6 million increased by $72.9 million, or 49.4%, from $147.7 million for the year ended December 31, 2003. During the fourth quarter of 2004, in connection with the Transactions, we incurred expenses attributable to incentive compensation and transaction fees of $68.8 million. The remaining increase in selling, general and administrative expenses was primarily due to one-time supplemental incentive bonuses in the amount of $4.0 million. In addition, human resource expenses, such as recruiting, relocation and severance, and other start-up expenses related to new company-operated distribution center openings, were higher as we met our expanded company-operated distribution centers’ staffing requirements and continued the upgrading of staff throughout the company, a process that our new management team began in 2001. These increases were offset by an adjustment of previously established non-recurring product related expense accruals.

Depreciation and amortization.    Depreciation and amortization expenses for the year ended December 31, 2004, of $18.9 million increased by $4.0 million, or 26.8%, from $14.9 million for the year ended December 31, 2003. Depreciation and amortization expenses increased primarily due to an increase in capital expenditures related to product and information technology enhancements.

Operating profit.    Operating profit reported for the year ended December 31, 2004, of $53.7 million decreased by $61.2 million, or 53.3%, from $114.9 million reported for the year ended December 31, 2003. The decrease in operating profit was due primarily to expenses incurred in connection with the Transactions recorded in the fourth quarter, mentioned above, totaling approximately $73.4 million. Operating profit excluding these charges would have increased over 2003. This increase was primarily due to the benefit of the above-referenced adjustment of previously established non-recurring product-related expense accruals and higher sales volumes, which were partially offset by higher incentive compensation accruals, human resource expenditures and the weather conditions and startup difficulties described above. Profit from organic sales growth was largely offset by the effect of higher raw materials, transportation, selling and administrative costs.

Interest expense, net.    For the year ended December 31, 2004, interest expense decreased by $13.6 million to $12.5 million as compared to $26.1 million for the year ended December 31, 2003, primarily due to lower average debt outstanding, lower average short-term interest rates and a favorable impact from our interest rate derivatives. Average debt declined by approximately $94.3 million. Also, in November 2003, we refinanced our debt, reducing the variable interest rate spread by 50 basis points.

Provision for (benefit from) income taxes.    Income tax benefit for the year ended December 31, 2004 was $(5.0) million as compared to income tax expense of $1.7 million for the year ended December 31, 2003. During 2004, we recorded an income tax benefit to establish a deferred tax asset for federal income purposes on the consolidated operations of the successor Company. Prior to 2004, most of our operations were taxable directly to the shareholders since we were an S corporation at the parent level.

December 31, 2003 compared to December 31, 2002

Sales, net.    Net sales for the years ended December 31, 2003, were $1,192.7 million, a $56.5 million, or 5.0%, increase from $1,136.2 million reported in the year ended December 31, 2002. This increase was primarily due to organic sales growth within our independent distributors as well as company-operated distribution center locations, offset by a decline in PTAC sales due to soft market conditions in the hospitality industry and the loss of an OEM contract in late 2002, which negatively impacted sales by $8.3 million.

Cost of goods sold.    Cost of goods sold, excluding related depreciation and amortization, for the year ended December 31, 2003, of $915.3 million increased by $31.1 million, or 3.5%, from $884.2 million for the year ended December 31, 2002. The change is primarily due to the increase in sales volume. Cost of goods sold as a percentage of net sales decreased to 76.7% in the year ended December 31, 2003 from 77.8% in 2002. Cost of goods sold did not increase at the same rate of sales because 2002 cost of goods sold was unusually high due to the liquidation of a significant amount of damaged and excess inventory out of our company-operated distribution centers which reduced our overall margins.

Selling, general and administrative.    Selling, general and administrative expenses for the year ended December 31, 2003 of $147.7 million increased by $29.5 million, or 25.0%, from $118.2 million for the year ended December 31, 2002. The higher selling, general and administrative expenses were due to the establishment of certain reserves, an increase in incentive compensation accruals due to an increase in value of our stock appreciation rights (which we terminated in connection with the Transactions) in the amount of $5.9 million and higher annual management bonuses due to increased sales volume, increases in information technology expenses and increased insurance premiums which is consistent with trends in the insurance industry following the events of September 11, 2001.

Depreciation and amortization.    Depreciation and amortization expenses for the year ended December 31, 2003, of $14.9 million decreased by $5.7 million, or 27.7%, from $20.6 million for the year ended December 31, 2002. Contributing to this decrease was higher software amortization of $3.0 million in 2002.

Operating profit.    Operating profit reported for the year ended December 31, 2003, of $114.9 million increased by $1.7 million, or 1.5%, from $113.2 million reported for the year ended December 31, 2002. The change was primarily due to profits from organic sales growth, offset by the reversal of reserves that were over- accrued and the above-mentioned selling, general and administrative expenses. Operating profit margins decreased to 9.6% of net sales in the fiscal year ended December 31, 2003 from 10.0% of net sales in 2002 as a result of the items described above.

Interest expense, net.    For the year ended December 31, 2003, interest expense decreased by $20.1 million to $26.1 million as compared to the $46.2 million for the year ended December 31, 2002, primarily due to lower average debt, favorable derivative impacts and lower average short-term interest rates. During 2003, total average debt outstanding was reduced by approximately $106.0 million as a result of improved working capital management.

Provision for income taxes.    Income tax expense for the year ended December 31, 2003 was $1.7 million as compared to income tax expense of $1.9 million for the year ended December 31, 2002. The provision for income taxes decreased slightly from 2002 as a result of state income tax credits generated by the partnerships in the our organizational structure.

Liquidity, capital resources and off-balance sheet arrangements

As of September 30, 2005, we had cash and cash equivalents, including restricted cash, of $43.5 million and working capital of $240.6 million and the ability to borrow $137.7 million under our revolving credit facility. We have funded, and expect to continue to fund, operations through cash flows generated by operating activities and borrowings under our revolving credit facility.

Operating activities.    Between January 1, 2005 and September 30, 2005, we generated operating cash of $76.5 million. Operating cash was generated by net income, a decrease in inventory and increases in accounts payable and accrued liabilities, which were offset by the increase in accounts receivable. The increase in accounts receivable is primarily driven by our increased sales. During 2004, our allowance for doubtful accounts reserve increased approximately $5.2 million, which was primarily related to the provisioning for outstanding balances resulting from disputes between certain distributors and us over the amount of inventory we initially transferred to such distributors.

Between January 1, 2001 and December 31, 2004, we generated cumulative operating cash flow of $428.8 million, of which $96.6 million was from net working capital reductions. The net working capital reduction is primarily due to inventories being decreased by $158.6 million, excluding the $39.6 million impact of the inventory valuation step up recorded as part of a purchase accounting adjustment related to the Transactions. This reduction was a result of improved management of production levels beginning in late 2001 with the arrival of our new senior management team. Operating cash flows for the year ended December 31, 2004 were unfavorably impacted by approximately $68.8 million of non-recurring transaction related expenses.

Investing activities.    Between January 1, 2005 and September 30, 2005, we incurred $18.5 million in capital expenditures for investments in manufacturing equipment relating to product enhancements and production capacity. For the remainder of 2005, existing production capacity will increase in certain areas to meet the current growth expectations, and tooling and modifications will be required to prepare for the growth expected to result from the change in minimum SEER standards in January 2006. We estimate that during the remainder of 2005, approximately $20 million in additional capital expenditures will be required, the majority of which will be for our new 13 SEER product platforms. We also estimate that approximately an additional $12 million will be required in 2006 in addition to normal capital requirements. After 2006, capital expenditures are expected to be $20 to $25 million annually.

Between January 1, 2001 and December 31, 2004, we incurred $89.5 million in capital expenditures and received $7.8 million in proceeds from the sale of certain assets, primarily appreciated land. Over the same period, we received $15.6 million from various financial investments and $142.8 million primarily related to the sale of the Amana Appliance business. See Note 6 to our consolidated financial statements included elsewhere in this prospectus. We typically incur capital expenditures for investments in manufacturing equipment relating to product enhancements, and implementation of, and our upgrades to, information systems, including new distribution and logistics management information systems.

Financing activities.    Between January 1, 2005 and September 30, 2005, $24.5 million in cash was used in financing activities. During this period, we received a working capital adjustment of $1.3 million and $1.2 million related to stock purchases, which were offset by the $24.1 million repayment of our revolving credit facility and by $2.6 million in payments to reduce long-term debt.

Between January 1, 2001 and December 31, 2004, we made tax distributions to our shareholders totaling $66.0 million and other non-tax distributions of $10.0 million. Between January 1, 2001 and December 31, 2004, we made net repayments of revolving and term debt totaling $622.3 million. Also, we paid $3.4 million in financing charges relating to our former credit facility as discussed in the notes to our consolidated financial statements included elsewhere in this prospectus. This facility was terminated in connection with the Transactions and has been replaced with our senior secured credit facilities. In connection with the Transactions, we borrowed $1,024.1 million under our senior secured credit facilities and paid $34.9 million in deferred finance charges and $21.7 million in other transaction costs.

Additionally, we received cash totaling $128.8 million attributable to the sale of the Amana appliance business in 2001, net of the $7.5 million repayment in 2003. See Item 8, Note 6 to our consolidated financial statements included elsewhere in this prospectus. Finally, between January 1, 2001 and December 31, 2004, we repaid $14.0 million in related party notes.

Post transactions

Our primary sources of liquidity will continue to be cash flow from operations and borrowings under our revolving credit facility. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

We incurred substantial indebtedness in connection with the Transactions. On September 30, 2005, we had $997.4 million of indebtedness outstanding (excluding approximately $37.3 million of letters of credit) and up to $137.7 million of additional debt that may be borrowed under our revolving credit facility.

In connection with the Transactions, we issued $250.0 million in aggregate principal amount of our floating rate notes and $400.0 million in aggregate principal amount of our fixed rate notes and entered into the senior secured credit facilities consisting of a term loan in the principal amount of $350.0 million and a revolving credit facility in an aggregate amount of up to $175.0 million. As of September 30, 2005, we have no revolver borrowings outstanding and the ability to borrow up to $137.7 million of additional indebtedness under our revolving credit facility. The borrowings under the revolving credit facility will be available to fund our working capital requirements, capital expenditures and for other general corporate purposes. Borrowings under the term loan are due and payable in quarterly installments beginning in 2005. The term loan amortization payments due before the stated maturity date are nominal. The remaining balance of the term loan will be due and payable in full in 2011. The revolving credit facility is available until 2010.

We intend to use approximately $             million of the net proceeds from this offering to (i) redeem all of our outstanding Series A Preferred Stock, (ii) repay up to $         million of our term loan under our senior secured credit facilities, (iii) redeem up to $             million in aggregate principal amount of our fixed rate notes at a price of             % of the principal amount thereof plus accrued and unpaid interest and (iv) redeem up to $         million in aggregate principal amount of our floating rate notes at a price of     % of the principal amount thereof plus accrued and unpaid interest.

Our senior secured credit facilities contain various restrictive covenants. They prohibit our subsidiaries from prepaying other indebtedness and they require us to maintain a specified minimum interest coverage ratio and a maximum total leverage ratio. In addition, our senior secured credit facilities, among other things, restrict our ability to incur indebtedness or liens, make investments or declare or pay any dividends. The indentures governing the fixed rate notes and the floating rate notes, among other things: (i) limit the ability of our subsidiaries to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (ii) place restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us; and (iii) place restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of our assets. However, all of these covenants are subject to significant exceptions.

For the years ended December 31, 2002, 2003 and 2004, we spent $12.7 million, $16.8 million and $27.8 million, respectively, on capital expenditures primarily to enhance our products and information technology systems. In 2005, our existing production capacity was increased in certain areas to meet our current growth expectations, and tooling and modifications were required to prepare for the growth expected to result from the change in minimum SEER standards in 2006. In 2006, we expect our capital expenditures to be in the range of $30 to $35 million.

Our ability to make scheduled payments of principal of, to pay the interest on, or to refinance our indebtedness or to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our senior secured credit facilities, will be adequate to meet our short-term liquidity needs.

As a holding company, our investments in our operating subsidiaries, including Goodman Global Holdings, constitute substantially all of our operating assets. Consequently, our subsidiaries will conduct all of our consolidated operations and own substantially all of our operating assets. Our principal source of the cash we need to pay our obligations and to repay the principal amount of our obligations is the cash that our subsidiaries generate from their operations and their borrowings. Our subsidiaries are not obligated to make funds available to us. The terms of our senior secured credit facilities and our indentures governing the fixed rate notes and floating rate notes significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Our subsidiaries will be permitted under the terms of the senior credit facilities and our indentures governing the fixed rate notes and floating rate notes to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. If we consummate an acquisition, our debt service requirements could increase. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Recent accounting pronouncements

In November 2004, the Financial Accounting Standards Board, or “FASB,” issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4. This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. Additionally, this standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of the new standard to have a material effect on our consolidated results of operations and financial position.

In December 2004, FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment, or “SFAS 123(R)”. This standard addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic value method under APB No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value based method. SFAS 123(R) is effective for us beginning in 2006. We are currently evaluating the effect of SFAS 123(R) on our consolidated results of operations and financial position.

Contractual obligations and commitments

The following tables reflects (i) our contractual obligations and commercial commitments as of September 30, 2005 and (ii) our contractual obligations and commercial commitments as of September 30, 2005 after giving effect to this offering and the use of proceeds therefrom. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

Historical

	Payments due by period
	Total	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years

					(in millions)
Contractual obligations:
Long-term debt:
Term loan	$347.4	$3.5	$7.0	$7.0	$329.9
Floating rate notes	250.0	—	—	—	250.0
Fixed rate notes	400.0	—	—	—	400.0
Redeemable preferred stock	225.6	225.6	—	—	—
Operating leases	48.5	14.5	22.3	11.2	0.5
Related party payments	12.0	2.2	4.4	4.4	1.0
Interest payments	484.9	70.8	149.0	150.9	114.2
Self insurance	12.4	6.5	4.4	1.3	0.2
Pension payments	6.2	1.3	4.0	0.9	—
Preferred stock dividends	151.3	24.8	57.3	69.2	—

Total contractual obligations	$1,938.3	$349.2	$248.4	$244.9	$1,095.8

As Adjusted

	Payments due by period
	Total		Less than 1 year		1-2 years		3-5 years		More than 5 years

	(in millions)
Contractual obligations:
Long-term debt:
Term loan	$		$		$		$		$
Floating rate notes
Fixed rate notes
Operating leases		48.5		14.5		22.3		11.2		0.5
Related party payments		12.0		2.2		4.4		4.4		1.0
Interest payments
Self insurance		12.4		6.5		4.4		1.3		0.2
Pension payments		6.2		1.3		4.0		0.9		—

Total contractual obligations	$		$		$		$		$

Excluded from the foregoing contractual obligations tables are open purchase orders at September 30, 2005 for raw materials and supplies used in the normal course of business, supply contracts with customers, distribution agreements and other contracts without express funding requirements.

Contingencies

Various claims, lawsuits and administrative proceedings with respect to commercial, product liability and environmental matters are pending or threatened against us and our subsidiaries arising from the ordinary course of business. We are also subject to various regulatory and compliance obligations.

Market risk

We are subject to interest rate and related cash flow risk in connection with the floating rate notes and borrowings under our senior secured credit facilities. In February 2005, we entered into two interest rate hedges to offset our interest rate risk. We entered into a two-year hedge with a notional amount of $150.0 million and a three-year hedge with a notional amount of $100.0 million. Following these hedging transactions, approximately 65% of our debt is fixed rate in nature.

We conduct our business primarily in the United States. We have limited sales in Canada, which are transacted in Canadian dollars. Other export sales, primarily to Latin America and the Middle East, are transacted in United States dollars. Therefore, we have only minor exposure to global economic and political changes. Sales outside the United States have not exceeded 5% for either 2003 or 2004. There has been minimal impact on our operations due to currency fluctuations.

We are subject to price risk as it relates to our principal raw materials: copper, aluminum and steel. In 2004, we spent over $172.0 million on these raw materials, and their cost variability can have a material impact on our results of operations. In order to enhance price stability, as of February 2005, we entered into commodity hedges for both aluminum and copper. The hedges covered our estimated annual usage for the balance of 2005.

Our aluminum hedge qualifies for the normal purchases and sales exemption, and thus is exempt from the fair value accounting treatment under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The copper hedge is marked-to-market with the resulting gains and losses recognized in earnings.

Business

Our history

Harold Goodman founded our company in 1975 with the intention to design and manufacture a product that would simplify the installation of central air conditioning. Our first product offering was flexible duct which offered several benefits over the standard metal duct that was predominantly used at the time. We expanded on the success of this initial product and entered the air conditioning equipment distribution business in 1980 and then the air conditioning equipment manufacturing business in 1982. Since our beginning, we have experienced rapid, mostly organic growth, yet maintained our core competency of manufacturing high quality products at low costs that provide a profitable and compelling value proposition for installing contractors while allowing distributors to achieve their profit goals. In 1984, we began manufacturing heat pumps and introduced our first gas furnaces in 1985, light commercial package units in 1988 and commercial air conditioning products in 1990. In 1997, we acquired the HVAC manufacturing operations of Amana Refrigeration, Inc. from Raytheon Company. This acquisition offered us a line of high quality and premium branded appliance and HVAC products. An affiliate by common ownership controlled the brand name and the appliance operations of Amana. The non-HVAC operations of Amana were sold to Maytag in 2001. Charles Carroll became our President and Chief Executive Officer in September 2001 and has significantly expanded and enhanced our management team since joining us. Mr. Carroll assembled a management team that has over 110 years of industry and related experience. During the past three years, our management team has strengthened our balance sheet by reducing inventory, decreasing costs, improving productivity and increasing customer satisfaction and market share.

On December 23, 2004, Apollo, through its affiliate, Frio Holdings LLC acquired our business from the Seller, pursuant to which we acquired all of the equity interests of the direct and indirect operating subsidiaries held by the Seller and substantially all of the assets and liabilities of the Seller, other than certain excluded assets and certain excluded liabilities.

In connection with the Acquisition, affiliates of Apollo, the Goodman family trusts, and certain members of our senior management contributed approximately $477.5 million in cash to us in exchange for equity, which consisted of $225.0 million of our Series A Preferred Stock and $252.5 million of our common stock. This amount was in turn contributed to our subsidiary, Goodman Global Holdings, as common equity. The Goodman family trusts have invested approximately $101.0 million and members of our senior management have invested approximately $18.2 million in us. In exchange for the Equity Contribution, affiliates of Apollo, the Goodman family trusts, and certain members of our senior management received a combination of our common stock and our Series A Preferred Stock. On December 23, 2004, in connection with the Acquisition, we issued the outstanding floating rate notes and the outstanding fixed rate notes, in a private placement under Rule 144A and Regulation S of the Securities Act. In connection with the December notes offering, we also entered into our senior secured credit facilities.

General

We are the second largest domestic manufacturer of heating, ventilation and air conditioning products for residential and light commercial use based on unit sales. Our activities include engineering, manufacturing, assembling, marketing and distributing an extensive line of HVAC and related products. Our products are predominantly marketed under the Goodman® and

Amana® brand names. Goodman® is one of the leading HVAC brands in North America and caters to the large segment of the market that is price sensitive and desires reliable and low cost climate comfort, while our premium Amana® brand includes enhanced features such as higher efficiency and quieter operation. Our value-oriented approach and exposure to the replacement market, which currently accounts for approximately 70% of our sales, have enabled us to enjoy a relatively predictable recurring revenue stream and to sustain revenue growth throughout economic cycles. Over the last ten years, we believe we have organically gained unit market share faster than any of our primary competitors, which demonstrates the value that we offer to distributors, contractors and consumers. For the nine months ended September 30, 2005, we generated net sales of $1,168.7 million, a 13% increase as compared to net sales for the comparable period of the prior year.

We sell our products through a North American distribution network with more than 700 total distribution points comprised of 132 company-operated distribution centers and approximately 140 independent distributors selling our products in more than 600 of their locations. For the year ended December 31, 2005, approximately 60% of our sales were made through company-operated distribution centers and our direct sales force with the remainder made through independent distributors. Our company-operated distribution centers in key states, such as Texas, California, Arizona, Nevada and Florida, provide us direct access to large and fast growing regions in North America and enable us to maintain a significant amount of market intelligence and control over how our products are distributed. Our independent distributors, many of which have multiple locations and most of which exclusively sell our products, enable us to more fully serve other major sales areas and complement our broad distribution network. We offer our independent distributors incentives to promote our brands, which allow them to provide contractors with our products at attractive prices while meeting their own profit targets. Our consignment strategy with a majority of our independent distributors, in combination with our company-operated distribution centers, allows us to place finished goods directly into the market to meet current demand. We believe that our consistent growth is attributable to our strategy of providing high quality, value-priced products through an extensive, growing and loyal distribution network.

We operate three manufacturing and assembly facilities in Houston, Texas, two in Tennessee and one in Phoenix, Arizona, totaling approximately 2 million square feet. Originally established in 1975 as a manufacturer of flexible air duct, we entered the heating and air conditioning manufacturing business in 1982. Since 1982, our unit volume sales and market share have grown steadily and now surpass all but one of our competitors in the residential and light commercial HVAC sector. We believe that our consistent growth is attributable to our strategy of providing high quality, value-priced products through an extensive, growing and loyal distribution network.

Our competitive strengths

We believe our competitive strengths include:

Industry Leader.     We are the second largest domestic manufacturer of HVAC products for residential and light commercial use based on unit sales. We are a leader in the value sector and have a strengthening position in the premium sector. Further, we believe our strong market position is driven by a focused strategy of delivering high-quality, reliable, easy-to-install and affordable HVAC products to our customers and by building and maintaining strong relationships with our distributor and contractor networks.

Low-Cost, Value Leader Through Efficient Manufacturing.    We believe we are one of the lowest cost manufacturers in the HVAC industry. Our engineering and design capabilities, lean manufacturing processes, high workforce productivity and raw material sourcing capabilities allow us to minimize costs while maintaining high product quality. Our cost leadership provides distributors and contractors with a strong value proposition while also allowing us to enjoy operating margins which we believe compare favorably with our competition in the industry.

Well Positioned to Benefit from New 13 SEER Standards.    We believe our low-cost manufacturing structure and value-brand position in the market will be an advantage as the industry shifts to the generally higher priced 13 SEER federally mandated minimum efficiency standard for central air conditioners and heat pumps. With this shift, we believe consumers will become more price sensitive and the value sector will expand as a proportion of the total HVAC market on a unit basis. As a result, we will have a significant opportunity to grow our business and capture additional market share. Following the last increase in federally mandated minimum efficiency standards from 8.5 to 10 SEER, our volume market share increased from 6% in 1990 to 13% in 1993 due to increased consumer price sensitivity and our value-oriented product offering. However, there can be no assurance that we will benefit from the shift to the 13 SEER standard. For the nine months ended September 30, 2005, approximately 43% of our net sales were from central air conditioners and heat pumps below 13 SEER.

Proprietary Distribution Network.    We currently maintain 132 company-operated distribution centers throughout North America with a strong presence in key growth states such as Texas, California, Arizona, Nevada and Florida. Since January, 2004, we opened 39 new sites resulting in an approximate 42% increase in our company-operated distribution center base. Our proprietary distribution network enables us to maintain close relationships with contractors, effectively communicate our selling proposition, capture incremental distribution margins and better manage inventory.

Broad, High-Quality Product Line.    We manufacture and market an extensive line of products, including split system air conditioners and heat pumps, gas furnaces, package units, air handlers, package terminal air conditioners, evaporator coils and accessories. Our products feature up-to-date heat transfer technology and are designed to meet an increasing preference for higher efficiency products.

Strong and Extensive Independent Distributor Network.    In addition to our proprietary distribution network, our products are also distributed through over 140 independent distributors, substantially all of whom are exclusive distributors and who sell our products in more than 600 of their locations. This provides us access to major sales areas not addressed by our company-operated distribution centers. Our strong and loyal relationships with our independent distributors are evidenced by a very low turnover rate. We have maintained relationships with our top ten independent distributors for an average of 16.5 years. We utilize a consignment strategy with a majority of our independent distributors which allows us to place finished goods directly into the market to meet current demand without burdening our distributors with inventory carrying costs.

Consistent, Strong Cash Flow.    We believe the level of our earnings combined with our modest capital expenditure and limited working capital requirements result in the generation of significant free cash flow. This cash flow generation has been accomplished through strength in our core air conditioning and heating business, continued market share gains and significant improvements in working capital management. As a result of the transition to the new 13 SEER standard, we expect our capital expenditures in 2005 and 2006 to be higher than normal. In addition, as a result of the acquisition of our business in 2004, we have realized a significant step-up in the tax basis of our assets which will result in more than $65 million of new annual tax deductions over the next 14 years.

Proven and Motivated Management Team.    Our management team has significant HVAC industry experience and a strong track record of success. The senior management team led by Charles Carroll has over 110 years of industry and related experience. Over the last four years, our management team has been highly successful in generating significant free cash flow, improving working capital management, enhancing information systems and positioning our business for continued growth. Members of our senior management upon consummation of this offering will own approximately     % of the equity on a fully diluted basis.

Our strategy

We intend to increase operating profits and cash flows by continuing to strengthen our position in the residential and light commercial HVAC industry. Key elements of our strategy include the following:

Capitalize on Growth Opportunities from 13 SEER Transition.    We have been designing and selling cost-effective and competitive 13 SEER products for more than ten years, and our low-cost leadership position enables us to price our products at a significant discount to our competition. Generally, 13 SEER products sell at a significant premium compared to 10 SEER products, and we expect the change in minimum efficiency standards to increase our average unit selling price as well as overall industry revenue. We have previously been successful increasing our unit volume market share during periods of transition to higher federally mandated minimum efficiency standards.

Maintain Low-Cost Leadership Position.    Our value proposition is driven by low-cost design and lean manufacturing processes. We intend to maintain our cost leadership position by continuing to design low-cost products, increasing production efficiencies, improving our raw material and component sourcing and reducing our working capital investment, overhead and other expenses.

Realize Benefits of Recent Distribution Center Openings and Further Increase Coverage Density.    Since January 2004, we have opened 39 new company-operated distribution centers across North America. Based on historical results, we expect most new distribution centers to reach maturity within three years and expect to recoup our investment in new sites within the first year of operations. As these new distribution centers continue to mature, we believe we will increase our net sales and profitability without significant incremental capital expenditures. We plan to opportunistically expand our company-operated distribution center footprint in targeted North American markets and grow our market share.

Strengthen Independent Distributor Network.    We maintain strong relationships with an extensive independent distributor network, which provides us efficient access to certain geographies not addressed by our company-operated distribution centers. We employ a number of programs to provide appropriate incentives to our independent distributors, while avoiding expensive brand marketing campaigns. We intend to continue to utilize and improve these programs to establish new independent distributor relationships and grow our business with our existing independent distributor network.

Continue to Enhance Brand Awareness and Understanding of Goodman Value Proposition to Contractors.    We maintain a continuous effort to educate contractors about the quality of our product line and the economic benefits they can receive by choosing our products. We believe that contractors become increasingly loyal as they become accustomed to the installation and service of a particular product and brand. In 2005, we hosted over 1,700 contractor personnel for educational tours and seminars at our Houston manufacturing and research facilities, where we were able to reinforce the quality and care taken in the manufacturing process of our products and provide valuable interaction between contractors and our engineers and management, as well as training for new contractors.

Industry

The U.S. residential and light commercial HVAC industry is estimated at approximately $9 billion in annual sales and approximately 11 million units shipped in 2004. The top five domestic manufacturers represent approximately 80% of unit sales. Overall, the industry is characterized by relatively stable long-term growth, a well-established, fragmented distribution system, significant challenges for new entrants and compelling growth opportunities related to changes in minimum SEER efficiency standards for central air conditioners and heat pumps that went into effect on January 23, 2006. The market shares of the large, incumbent industry participants have been relatively stable in recent years although we have continued to gain market share.

Stable, Long-Term Industry Growth.    On a unit basis, the HVAC industry has grown at a compounded annual growth rate of approximately 3.4% over the last 20 years, driven primarily by increased central air conditioning penetration in both existing and new homes. According to the U.S. Census Bureau, 88% of new single-family homes completed in 2004 were equipped with central air conditioning, up from 70% in 1985. Air conditioning is currently installed in approximately 99% of new homes in the southern region of the United States. The U.S. Census Bureau reported 1.5 million single-family homes were completed during 2004 and the percentage of homes completed greater than 2,400 square feet increased from 17% in 1985 to approximately 39% in 2004.

Prior to the 1980s, HVAC unit shipments were strongly correlated to new housing construction. As the overall housing base expanded due to increased new home sales and central air conditioning increased its penetration into homes, the HVAC industry became more driven by replacement demand. As older units within the large existing base of homes approach the end of their useful lives, they will need to be replaced by newer and more efficient models, creating a relatively stable base of underlying demand for HVAC products. We estimate that replacement products currently account for approximately 70% of industry sales, as older units within the large base of existing homes approach the end of their useful lives.

Highly Fragmented Customer Base.    HVAC manufacturers sell to a highly fragmented two-tier distribution system, as no single distributor represents a large share of industry-wide HVAC sales. Additionally, the distributors’ customer base is a fragmented group of independent contractors across the country that buy HVAC units from distributors and install them for the ultimate end user. There is limited pricing transparency to the end consumer due to this tiered distribution system.

We believe that contractors become increasingly loyal as they become accustomed to the installation and service of a particular product and brand. Therefore, contractors prefer distributors that continue to carry a specific manufacturer’s product and prefer product lines that do not change dramatically so that retraining is not required. If a distributor changes the brand of products it carries, that distributor risks alienating contractors who have customized their operations to maximize their efficiency in sourcing and installing the discontinued brand. This distributor/contractor dynamic further encourages independent distributors to continue carrying a specific manufacturer’s products.

Significant Challenges for New Entrants.    The HVAC industry is characterized by a fragmented distribution system, high switching costs for distributors and contractors and the need for sufficient production volume to generate economies of scale. Distributors and contractors are unlikely to switch manufacturers as a result of expenses associated with inventory stocking, marketing material and personnel training requirements. Distributors and contractors also value an established brand with an extensive history to ensure reliable warranty coverage for the end consumer. As manufacturers build scale, they benefit from a broader distribution network and more efficient manufacturing.

We believe domestic manufacturers represented over 95% of unit shipments in 2004, as competition from foreign manufacturers has remained limited. Foreign manufacturers are presented with logistical challenges, due to the expense of shipping HVAC products, as well as other business challenges resulting from differences in consumer preferences for single room HVAC systems abroad versus central systems domestically. Additionally, labor costs represent a small percentage of our total costs of goods sold, making it less economical to capitalize on overseas labor efficiencies, particularly given the added cost of transporting products from outside North America. While foreign competition is limited, HVAC manufacturers do source a significant amount of their components overseas which serves to reduce costs of goods sold and increase margins.

13 SEER Transition Opportunity.    The key legislation governing the HVAC industry is the National Appliance Energy Conservation Act of 1987 and related regulations from the DOE. Energy efficiency in air conditioning products is measured by a SEER. Effective January 23, 2006 the federally mandated minimum efficiency standard for central air conditions and heat pumps manufactured in the United States increased from 10 to 13 SEER, a regulatory change we actively supported. For the year ended December 31, 2004, approximately 90% of industry unit sales were from products that were below 13 SEER. As 13 SEER products generally have higher price points, we believe that industry revenues will increase, consumers will become more price sensitive and demand will shift more heavily toward the value sector of the market.

Products

We manufacture and market an extensive line of HVAC products for residential and light commercial use. These products include split system air conditioners and heat pumps, gas furnaces, packaged units, air handlers, PTACs, evaporator coils, flexible duct and accessories. Our products are predominantly marketed under the Goodman®, Amana® and Quietflex® brands. We hold a strong market position in each of our product categories.

Our HVAC products are outlined in the following table and summarized below.

Product line	Size(1)	Efficiency(2)

Split systems:
Air conditioners	1.5 to 10 Tons	13 to 16 SEER
Heat pumps	1.5 to 10 Tons	13 to 16 SEER

Gas furnaces	45,000–140,000BTUH	80 to 96% AFUE

Packaged units:
Gas/electric	2 to 10 Tons	10 to 13 SEER
Electric/electric (A/C)	2 to 10 Tons	10 to 12 SEER
Electric/electric (heat pump)	2 to 5 Tons	10 to 13 SEER

Air handlers	1.5 to 5 Tons	NA

PTAC:
A/C & electric heat coil	7,000 to 15,000 BTUH	9.5 to 12.8 SEER
Heat pump	7,000 to 15,000 BTUH	9.3 to 12.8 SEER

Evaporator coils	1.5 to 5 Tons	NA

Flexible duct	3” to 22”	R-4.2, 6, 8

(1)	Based on cooling tons of thousands of British Thermal Units Per Hour (BTUH). 12,000 BTUH = 1 ton.

(2)	Measure of a product’s efficiency used to rate it comparatively and to calculate energy usage and cost. SEER—Seasonal Energy Efficiency Rating; AFUE—Annual Fuel Utilization Efficiency.

Split system air conditioners and heat pump units.    A split system air conditioner consists of an outdoor unit that contains a compressor and heat transfer coils and an indoor heat transfer unit with ducting to move air throughout the structure. A split system heat pump is similar to a split system air conditioner, but also includes a reversing device that reverses the flow of refrigerant and thus heats when heating is required and cools when cooling is required.

Gas furnaces.    A gas furnace is typically used with a ducting system to heat a structure. Furnaces apply natural gas to heat air prior to circulation through the structure. Unlike other heating alternatives, a furnace provides heat directly to the structure while the air conditioner unit is turned off.

Packaged units.    A packaged unit consists of a condensing unit and an evaporator that are placed outside of the structure to provide both cooling and heating in one package.

Air handlers.    An air handler is a blower device used in connection with heating and cooling applications to move air throughout the comfort control system.

Package terminal air conditioners.    A PTAC is a single unit heating and air conditioning system used primarily in hotel and motel rooms, apartments, schools, assisted living facilities and hospitals.

Evaporator coils.    An evaporator coil is a key component of the indoor section of a split system air conditioner or heat pump unit. An evaporator coil is comprised of a heat transfer surface of copper tubes surrounded by aluminum fins in which compressed gas is permitted to expand and absorb heat, thereby cooling the air around it.

Other.    Other products include room air conditioners, though-the-wall units, mini-split systems, flexible duct and other HVAC related products and accessories.

Distribution network

In 2005, we sold our products through a North American distribution network with over 700 total distribution points comprised of 132 company-operated distribution centers and approximately 140 independent distributors who sell our products in more than 600 of their locations. For the year ended December 31, 2005, approximately 60% of sales were made through company stores and our direct sales force while the remaining 40% of our sales were made through our independent distributors. Our distribution strategy consists of maintaining broad geographic coverage and strong distributor and contractor relationships.

We operate company-operated distribution centers in key growth states such as Texas, California, Arizona, Nevada and Florida. This strategy provides us direct access to large and fast growing regions in North America and allows us to maintain a significant amount of control over the distribution of our products. Our company-operated distribution center network provides us with considerable operational flexibility by giving us (i) direct access to contractors which provides us continuous, real-time information regarding their preferences and needs, (ii) better control over inventory through direct information flow which allows us to market our full line of products in our company-operated distribution centers, (iii) the ability to manage margins at our discretion, (iv) an additional channel in which to conduct market tests of new products and (v) the ability to introduce new products broadly and quickly. Our company-operated distribution centers employ a low-cost distribution strategy to provide competitive pricing. This is accomplished by minimizing overhead and costly services such as delivery and incentive trips. Since January 2004, we opened 39 new company-operated distribution centers across North America, resulting in an approximate 42% increase in our company-operated distribution center base. We will continue to opportunistically expand our company-operated distribution center footprint in targeted North American markets and grow our market share.

We regularly perform market analyses to determine new distribution locations based on whether a given market is either under-served or has poor independent distributor representation. Once an under-served or poorly represented market is identified, we evaluate whether to look for a new independent distributor, open a company-operated distribution center or acquire the under-performing independent distributors.

We maintain strong relationships with an extensive independent distributor network, which provides us access to major sales areas not addressed by our company-operated distribution centers. We have established mutually beneficial relationships with distributors by utilizing our cost advantage and unique combination of marketing and inventory consignment programs to enable our distributors to maintain attractive pricing for contractors, while satisfying the distributors’ profit goals. We have maintained relationships with our top ten distributors for an average of 16.5 years. We are able to effectively align the incentives of our independent distributors, while avoiding expensive brand marketing campaigns, through the following programs:

Mark-up rebate programs:    We offer distributor rebates that are inversely related to the distributor’s markup, thus motivating distributors to meet certain pricing targets to the contractors. This program is structured to encourage distributors to pass on lower equipment costs to contractors, in order to drive market share expansion while preserving the distributors’ margins. Through this program we are able to encourage low final prices of our products to the ultimate consumer.

Inventory consignment:    Of the top five domestic manufacturers in the domestic HVAC industry, we believe that we are the only one to offer inventory on consignment to our distributors. This strategy positions finished goods from our factories directly in the market to be sold as demand requires, assuring product availability to contractors. Together with our company-operated distribution network, our consignment program enables us to assure that inventory does not build at our distributors. Under the consignment program, we carry the cost of appropriate finished goods inventories until they are sold by the distributors, which substantially reduces their investment in inventory. We also benefit from reduced warehousing costs and are protected by the bonded status of the merchandise. Our inventory consignment strategy also allows us to more easily develop new distributor relationships.

New contractor program:    We offer a program through which contractors tour our manufacturing and research facilities, are educated on our products, review our quality control process and meet with our engineers and management. This interaction allows us to provide visual reinforcement of the quality and care taken in the manufacture of our products. The program also provides us with the opportunity to garner direct feedback from contractors on end-consumer receptivity to current products, as well as gauge the contractors’ interest in future products ahead of a broader product introduction.

Our independent distributor network continues to provide us cost-effective market access where we do not employ company-operated distribution centers. Independent distributors are typically selected and retained on the basis of (i) a demonstrated ability to meet or exceed performance targets, (ii) a solid financial position and (iii) operating with a low cost structure and competitive pricing. Coupled with our incentive programs, which make switching costs high, our track record of selecting independent distributors has been exceptional, as reflected in a low turnover rate. Since January 2004, we added 39 new independent distributor locations. We have also been able to continue penetration of national independent distributors, having steadily grown our relationships with Johnstone Supply, a nationwide cooperative of HVAC distributors, and Ferguson Enterprises, a leading consolidator of distributors, over the last three years.

We continue to broaden our customer base by developing new relationships with national homebuilders and further developing our relationships with Richmond American Homes, K. Hovnanian, Ryan Homes, Perry Homes, D.R. Horton and others. We believe these relationships will increase sales and continue to add credibility and visibility to our brand names and products. We believe our low-cost, high quality business strategy should allow for strong future growth within this customer base.

Manufacturing

We operate three manufacturing and assembly facilities in Houston, Texas, two in Tennessee and one in Phoenix, Arizona, totaling approximately 2 million square feet. At all of our manufacturing facilities, we focus on low-cost production techniques and technology to continually reduce manufacturing costs while improving product quality. Our low-cost design is one of the key drivers of our value proposition. We believe we have sufficient capacity to achieve our business goals for the foreseeable future without the need for further expansion.

Our manufacturing process is designed to minimize raw materials, component and in-process inventory levels. To achieve this goal, we have standardized many of the production components (e.g., heat exchangers, compressors and coils, etc.), which enables us to quickly retool our facilities in order to meet the demand for various products. In addition, we employ a demand flow manufacturing process which coordinates the simultaneous production of each component thereby minimizing raw materials and in-process inventories. We utilize an optimal mix of automated and manual processes to ensure efficiency and lower costs.

Given the high level of industry competitiveness, product quality is key to maintaining a leading market position. The quality assurance process begins with the supplier. Incoming supply shipments are tested to ensure procured items meet engineering specifications. Purchased components are tested for quality before they enter production lines and are continuously tested as they progress through the manufacturing process. During fabrication, several audits are performed to ensure a quality product and process. We test paint application, electrical integrity, leak status, and controls in addition to conducting run tests under normal and moisture controlled conditions. In order to further monitor product quality, each manufactured finished good includes a customer questionnaire card bearing two quality inspection stamps or signatures. The installing contractor generally completes the questionnaire cards. Accompanying each product are warranties that provide terms which generally cover more product parts and last longer than our competitors.

We operate two logistics centers, the Houston Logistics Center (a freestanding center) and the Fayetteville Center (a logistics center in the Fayetteville, Tennessee facility). The manufacturing plants feed finished products into these two logistics centers for deployment into the distribution channels. As the distribution network provides point of sale information, these logistics centers rapidly and efficiently deploy products into the marketplace as demand dictates. Quietflex product is distributed to customers from Quietflex-related manufacturing and assembly facilities located in Houston, Phoenix and Dayton, Tennessee.

Raw materials and purchased components

We purchase most of our components, such as compressors, motors, capacitors, valves and control systems, from third-party suppliers. In order to maintain low input costs, we also manufacture select components when it is deemed cost effective. We also manufacture heat transfer surfaces and heat exchangers for our units.

Our primary raw materials are steel, copper and aluminum, all of which are purchased from third parties. Despite rising raw material prices in 2004 and 2005, we believe that our manufacturing efficiencies result in unit costs that compare favorably to those of our competitors. We expect to benefit if raw material prices decline from their current levels which are high compared to historical averages. On July 22, 2004, we announced a price increase of up to 5% effective September 1, 2004 on the majority of our products in response to increases in commodity costs experienced in 2004. Effective January 1, 2005, we announced a further price increase of up to 7% on the majority of our products. We believe that our price increases will allow us to recapture lost profit margin.

In order to enhance raw material price stability, we occasionally enter into commodity forward contracts and hedges for the purchase of certain raw materials. In February 2005, we entered into commodity hedges for both aluminum and copper. The hedges covered our estimated annual usage for the balance of 2005. Our procurement initiatives include leveraging our buying power on a global basis to improve purchasing efficiency, reducing the number of suppliers and improving supplier logistics. While we concentrate our purchases for a given material or component with one or two suppliers, alternative suppliers are available and have been identified if we need to procure key raw materials and components. We currently do not have any hedges for our supply requirements in 2006.

Where feasible, we solicit a minimum of three bids for our material and component needs. Supplier selection is based primarily on cost, quality and delivery requirements. For example, as part of our process in selecting suppliers, we test the supplier’s products to ensure compliance with our specifications and strict quality guidelines. After selecting the highest quality and most competitively priced supplier, we execute agreements ensuring availability and delivery of requisite supplies. As products arrive at our facilities, they are randomly tested to ensure continued compliance with our strict specifications and quality guidelines. We also work with suppliers to develop effective components with lower part counts and easier assembly, resulting in improved quality and reduced costs. We cooperate with suppliers to identify opportunities to substitute lower-cost materials without compromising quality, durability or safety. Generally, we expect suppliers to provide a minimum 5% productivity improvement year over year.

We believe we have strong and long-standing relationships with most of our suppliers. We utilize suppliers known for high quality products, such as Copeland for compressors and Emerson for controls and gas valves.

In 2005, our top ten suppliers accounted for approximately 68% of our supply expenditures. The strength of our supplier relationships allows us to leverage the expertise, engineering insights and technological advancements of our suppliers in building higher quality products at lower costs.

Sales and marketing

Our strategy is to maintain a lean sales and marketing staff, focused on traditional products, in order to derive the greatest value from our marketing budget while minimizing overhead costs. Our long-standing distributor relationships, low turnover rates and company-operated distribution center footprint allow us to implement our sales and marketing strategy with a modest corporate staff. Our corporate sales and marketing staff monitors market information, develops programming and provides distributors with the promotional materials they need to sell our products.

Since 2001, we have focused on building our sales force to improve coverage for distributors and national homebuilder accounts. Currently, there is approximately one sales representative for every eight independent distributors. For PTAC sales, we have a dedicated sales force of thirteen people which target hotel and motel customers. Internationally, we have four sales representatives covering Latin America and one covering Europe, the Middle East and Africa. We will review the need for additional sales and marketing staff as business opportunities arise.

Our primary HVAC products are marketed under the Goodman®, Amana® and Quietflex® brand names. Our Goodman® branded products cater to the large segment of the market that is price sensitive and desires reliable and low cost comfort. We position Goodman® as the top selling residential and light commercial HVAC brand in North America and as the preferred brand for high quality HVAC equipment at low prices. Our premium Amana® branded products include enhanced features such as higher efficiency and quieter operation. Amana® is positioned as the “great American brand” that outlasts the rest, highlighting durability and long-life. Quietflex® is a recognized brand of flexible duct. All of our products and brands are recognized for their high quality, low cost, ease of installation, superior warranty and reliability.

Customers

Our customers primarily consist of distributors who supply independent contractors who install our products for the ultimate end user and independent contractors when selling through our company-operated distribution centers. We also sell PTAC products directly to the light commercial sector, including hotels, motels and assisted living facilities.

We have a diverse and fragmented customer base in key regions throughout the United States. In 2005, no independent distributor accounted for more than 6% of our sales. We believe the loss of any single distributor would not have a material effect on our business and operations. Our top ten independent distributors accounted for approximately 23% of our net sales in 2005. Since January 2004, our customer base has been growing as we added 39 new distributor locations that sell our products. Our sales, marketing and distribution strategy focuses on keeping prices low to the contractor, while allowing distributors to achieve their profit goals.

Research and development

We maintain an engineering and research and development staff of 127 people whose duties include testing and improving existing product lines and developing new products. Research and development is conducted at our facilities in Houston, Texas, Fayetteville, Tennessee and Dayton, Tennessee. Research and development is focused on maintaining product competitiveness by improving the cost of manufacture, safety characteristics, reliability and performance while ensuring compliance with governmental standards. The engineering staff focuses its cost reduction efforts on standardization, size and weight reduction, the application of new technology and improving production techniques. Our engineering staff maintains close contact with marketing and manufacturing personnel to ensure that their efforts are in line with market trends and that their innovations are compatible with manufacturing processes.

Information systems

We use software packages from major publishers to support business operations: MAPICS for manufacturing, order processing, payroll and finance; PkMS for logistics center operation; Kronos for time and attendance reporting; and Mincron for company-operated distribution operations. The major business systems operate on an IBM AS/400 computer. During the last two years, we have improved our systems by installing the current version of MAPICS to improve service and data accuracy, converting Quietflex operations to use MAPICS, implementing a bar code-based control system at our Houston logistics center and completing the installation of Mincron into our company-operated distribution centers. Our company-operated distribution centers provide us with significant, real-time information that allows us monitor the trends in our business and to rapidly respond to changes in the markets we serve to capitalize on potential growth opportunities. We developed and use a custom application system that computes optimal replenishment quantities of equipment and parts into our company-operated distribution centers.

Independent distributors make use of our systems through Internet-based portals. This service gives distributors access to data, such as replacement part lists, and systems, such as the consigned inventory accounting function. Consumers make use of our Internet based systems to obtain general and product-specific information and register products for warranty coverage. We also link our systems with those of our suppliers in order to manage the procurement of materials on a real-time basis. Each night, the programs recalculate component requirements, allowing faster notification of schedule changes to suppliers which greatly reduces our working capital requirements.

Competition

The production and sale of HVAC equipment by manufacturers is highly competitive. HVAC manufacturers primarily compete on the basis of price, depth of product line, product efficiency and reliability, product availability and warranty coverage. According to industry sources, the top five domestic manufacturers represented approximately 80% of the unit sales in the United States residential and light commercial HVAC market in 2004. Based on unit sales, we are the second-largest domestic manufacturer of HVAC equipment for residential and light commercial use. Our four largest competitors in this market are Carrier Corporation, American Standard (which includes Trane® and American Standard® brand products), Lennox International, Inc. and Rheem Manufacturing Company. A number of factors affect competition in the HVAC market, including the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. In addition, new product introductions are an important factor in the market categories in which our products compete. Some of our competitors are large and have significantly greater financial, marketing and technical resources than we do. Although we believe we have been able to compete successfully in our markets to date, there can be no assurance that we will be able to do so in the future.

Patents and trademarks

We hold a number of patents relating to the design, use and manufacture of our heating and air conditioning products. We generally endeavor to obtain patent protection for technology that we develop and will enforce such protection as appropriate. In connection with the marketing of our products, we have obtained trademark protection for all of our brand names. We have a license to use the Amana® brand name and related trademark in connection with our HVAC business. The Amana® trademark is controlled by Maytag which markets appliances under this brand name. As part of the sale of the Amana® appliance business to Maytag in 2001, we entered into a trademark license agreement with Maytag. In addition, we possess a wide array of proprietary technology and know-how. We believe that our patents, trademarks, trade names, service marks and other proprietary rights are important to the development and conduct of our business as well as the marketing of our products. We vigorously protect these rights.

Employees

As of December 30, 2005, we had 4,997 full-time employees (4,074 hourly and 923 salaried employees). Of those, 3,493 employees were directly involved in manufacturing processes (assembly, fabrication, maintenance, quality assurance and forklift operations) at our six manufacturing and assembly facilities. Our only unionized workforce is at our Fayetteville, Tennessee manufacturing facility, which we acquired with the 1997 acquisition of Amana. The 1,495 Fayetteville hourly employees are represented by the International Association of Machinist and Aerospace Workers. Although the Fayetteville facility has been unionized since the 1960s, there have been no work stoppages or strikes at the plant since 1978. The current contract will expire on December 5, 2009. We believe we have good relations with our employees.

Regulation

We are subject to extensive foreign, federal, state and local environmental laws and regulations, including, among others, the Clean Air Act, the Clean Water Act, the Comprehensive Environmental, Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, and the Toxic Substances Control Act. We believe that we are in material compliance with such existing environmental laws and regulations.

Environmental refrigeration regulation

In 1987, the United States became a signatory to the Montreal Protocol on Substances that Deplete the Ozone Layer. The Montreal Protocol addresses the use of certain ozone depleting substances, including hydrochlorofluorocarbons, or “HCFCs”, a refrigerant commonly used for air conditioning and refrigeration equipment. The 1990 amendments to the Clean Air Act implement the Montreal Protocol and have been used by the EPA to accelerate the phase-out of HCFCs between 2010 and 2020.

The EPA is authorized under the Clean Air Act to promulgate regulations to accelerate the statutory phase-out schedule for any Class II substance, which includes HCFC-22, and various groups have proposed that the EPA phase-out Class II substances, including HCFC-22, substantially earlier than under the schedule provided by the Clean Air Act. It is not known whether the EPA will take action to accelerate the phase-out of HCFC-22.

Some cooling products that we manufacture contain HCFC-22. This refrigerant is sealed inside the condensing unit or evaporator coil and is expected to remain within the unit throughout the operating life of the system without leakage to the atmosphere. We believe that our operations materially comply with all current EPA regulations relating to refrigerants. In addition, we believe that the Clean Air Act and its implementing HCFC regulations as currently in effect or any reasonably anticipated accelerated phase-out of HCFC-22 will not have a material adverse impact on our operations.

We currently use a substitute refrigerant in some of our air conditioning and heat pump products. The refrigerant, HFC-410A, is a mixture of hydrofluorocarbons that the EPA has determined do not contribute to the depletion of the ozone layer and therefore are not subject to phase-out mandates. We currently manufacture and sell air conditioning and heat pump equipment incorporating the HFC-410A refrigerant, and have done so for over five years. Equipment using the new refrigerant requires higher pressure compressors, larger condensing and evaporative areas, and seals resistant to the mixture. We are unable to predict the extent of modifications that may be necessary to our manufacturing processes or the costs associated with the use of alternative refrigerants as we transform all manufacturing lines to make products using HFC-410A refrigerant by 2010, but we do not expect that either will have a material adverse effect on us or the industry unless the phase-out is accelerated more rapidly than is currently anticipated under the Clean Air Act.

Efficiency standards

The HVAC industry is subject to legislation governing efficiency standards for air conditioning systems. The key legislation governing the HVAC industry is the National Appliance Energy Conservation Act of 1987 and related regulations from the DOE. Energy efficiency in air conditioning products is measured by a SEER. A higher SEER indicates a lower amount of energy required for the same amount of cooling capacity. Typical systems range from 13 SEER to 23 SEER, with 14 SEER and higher considered to be premium efficiency systems. Effective January 23, 2006, the federal minimum efficiency standard for central air conditioners and heat pumps manufactured in the United States increased from 10 SEER to 13 SEER, a regulatory change we actively supported. We believe such a standard is beneficial to the environment and that our industry leading cost structure, and manufacturing expertise allows us to capture additional market share.

Environmental, health and safety matters

We are subject to extensive foreign, federal, state, municipal and local laws and regulations relating to the protection of human health and the environment, including those limiting the discharge of pollutants into the environment and those regulating the treatment, storage or disposal and remediation of releases of, and exposure to, hazardous wastes and hazardous materials. We believe that we are in material compliance with all current environmental, health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. Certain environmental laws and regulations impose joint and several strict liability on potentially responsible parties, including past and present owners and operators of sites, to clean up, or contribute to the cost of cleaning up sites at which hazardous wastes or materials were disposed or released. We are currently, and may in the future be, required to incur costs relating to the investigation or remediation of such sites, including sites where we have, or may have, disposed of our waste.

As required by a March 15, 2001 Consent Order with the Florida Department of Environmental Protection, or “FDEP,” Pioneer Metals, Inc., or “Pioneer,” our wholly-owned subsidiary, is investigating and pursuing, under FDEP oversight, the delineation of groundwater contamination at and around the Pioneer facility in Fort Pierce, Florida. Remediation has not begun. The ultimate cost for the investigation, remediation and monitoring of this site cannot be predicted with certainty due to the variables relating to the contamination and the appropriate remediation methodology, the evolving nature of remediation technologies and governmental regulations, and the inability to determine the extent to which contribution will be available from other parties, all of which factors are taken into account to the extent possible in estimating potential liability. We have reserved $1.0 million as of December 31, 2005, for this matter. It is reasonably possible that the costs could substantially exceed this amount, although we do not believe that this matter is likely to have a material adverse effect on our business or financial condition, or results of operation.

We believe that this contamination predated Pioneer’s involvement with the Fort Pierce facility and Pioneer has not caused or contributed to the contamination. Accordingly, Pioneer is pursuing litigation against former owners of the Fort Pierce facility in an attempt to recover its costs. At this time, we cannot estimate probable recoveries from this litigation.

We are also subject to various federal, state and local laws and regulations relating to worker safety. For example, in 2004, we entered into an agreement with OSHA pursuant to which we are conducting certain corrective actions identified during an OSHA inspection of two of our facilities and paid a $277,000 penalty.

Although we do expect to incur expenses related to environmental, health and safety laws and regulations, based on information presently known to us, we believe that the future cost of complying with such laws and regulations and any liabilities associated with environmental, health and safety obligations will not have a material adverse effect on our business, financial condition or results of operation. However, we cannot assure you that future events, including new or stricter environmental laws and regulations, related damage or penalty claims, the discovery of previously unknown environmental conditions requiring investigation or remediation, more vigorous enforcement or a new interpretation of existing environmental laws and regulations would not require us to incur additional costs that could be material.

Properties

As of December 31, 2005, we owned three manufacturing facilities and 12 distribution and warehouse facilities. We also lease two manufacturing and assembly facilities, 120 distribution and warehouse facilities and one office location. We believe that our facilities are suitable for their present and intended purposes and are adequate for our current and expected level of operations. We do not anticipate any significant difficulties in renewing or relocating our leased facilities as our leases expire.

Our headquarters and material operating, manufacturing and distribution facilities at December 31, 2005 are shown in the following table:

Location	Use	Owned/ Leased	Square Footage

Houston, TX	Split Systems	Owned	482,000
Houston, TX	Flexible Duct, Fiberglass Insulation and Mat Materials	Owned	390,000
Houston, TX	Heating and Air Handler Products	Owned	230,000
Houston, TX	Corporate Headquarters	Leased(1)	51,000
Houston, TX	Logistics Center	Leased(2)	700,039	(2)
Fayetteville, TN	Furnaces, Package Units, PTAC, Split Systems and Logistics Center	Owned	780,000
Dayton, TN	Air Handlers / Coils & Duct	Leased(3)	189,000
Phoenix, AZ	Flexible Duct	Leased(4)	31,000

(1)	Our lease expires on January 31, 2008.
(2)	Our lease for Phase I (approximately 403,200 sq. ft.) is currently in effect. The build-out for Phase II (approximately 296,839 sq. ft.) is expected to be completed by the first quarter of 2006. Once Phase II is complete, both Phases are leased for 121 months.
(3)	Our lease expires on December 31, 2007. We have an option to purchase the facility upon the expiration of the lease for $206,400.
(4)	Our lease expires on December 31, 2007.

Legal Matters

In addition to the matters described below, from time to time we are involved in various routine legal proceedings. These primarily involve commercial claims, product liability claims, personal injury claims and workers’ compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of these proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and results of operations.

In October 2003, the Consumer Product Safety Commission staff issued a preliminary determination that a discontinued design of certain PTAC units manufactured by one of our subsidiaries presents a substantial product hazard under the Consumer Product Safety Act, requiring corrective action. In September of 2004, we implemented a CAP under which we will provide a new thermal limit switch to commercial/institutional PTAC owners. Installation of the switch will be at the commercial/institutional owners’ expense, except in special and limited circumstances (e.g., financial hardship, etc.). Under the CAP, we agreed to pay the cost of installing the replacement switch for any individual homeowner having a PTAC unit in their residence. We have established a reserve that we believe to be adequate with respect to this matter based on current evaluations and our experience in these types of matters.

In December 2001, over 70 Hispanic workers filed suit against certain of our subsidiaries in the U.S. District Court for the Southern District of Texas alleging employment discrimination, retaliation, and violations of the Fair Labor Standards Act. The Equal Employment Opportunity Commission has since intervened in the lawsuit on the plaintiffs’ behalf. Our insurers have agreed to defend us against these allegations and indemnify us for any pecuniary losses incurred. We do not believe that this litigation will have a material adverse effect on our business.

As part of the equity contribution associated with the sale of Amana in July 2001, we agreed to indemnify Maytag for certain product liability, product warranty, and environmental claims. In light of these potential liabilities, we have purchased insurance that we expect will shield us from incurring material costs to such potential claims.

Management

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)

Charles A. Carroll	56	President, Chief Executive Officer and Director
Lawrence M. Blackburn	51	Executive Vice President and Chief Financial Officer
Ben D. Campbell	49	Executive Vice President, Secretary and General Counsel
Donald R. King	49	Executive Vice President, Human Resources
Peter H. Alexander	67	Senior Vice President, Independent Distribution
Samuel G. Bikman	37	Senior Vice President, Logistics and Business Development
Gary L. Clark	43	Senior Vice President, Marketing
James L. Mishler	51	President Company Distribution
Terrance M. Smith	56	Senior Vice President and Chief Information Officer
William L. Topper	49	Senior Vice President, Operations
Michael J. Bride	42	Vice President, Sales—Amana
Mark M. Dolan	46	Vice President, Corporate Controller and Treasurer
Laurence M. Berg	39	Director*
Anthony M. Civale	31	Director*
John B. Goodman	42	Director
Steven Martinez	36	Director*

*	Representative of Apollo.

Mr. Charles A. Carroll joined us in September 2001 after having served as President and Chief Executive Officer of Amana Appliances from January 2000 to July 2001, when substantially all of the assets of Amana Appliances were acquired by Maytag Corporation. From 1971 to March 1999, Mr. Carroll was employed by Rubbermaid, Inc. where, from 1993, he held the position of President and Chief Operating Officer.

Mr. Lawrence M. Blackburn joined us in September 2001 after having served as Vice President and Chief Financial Officer of Amana Appliances from February 2000 to July 2001. From April 1983 to August 1999, Mr. Blackburn was with Newell Rubbermaid Inc. and previously Rubbermaid, Inc., where he had most recently been President and General Manager of its wholly owned subsidiary, Little Tikes Commercial Play Systems, Inc.

Mr. Ben D. Campbell joined us in November 2000 as Executive Vice President, Secretary and General Counsel. Mr. Campbell served as Assistant General Counsel of Centex Corporation from 1998 to 2000 and Senior Group Counsel for J.C. Penney Company, Inc. from 1988 to 1998. Prior to that time, he was a partner in the law firm of Baker, Mills & Glast P.C. in Dallas, Texas.

Mr. Donald R. King joined us in November 2000 as Executive Vice President, Human Resources. Prior to joining Goodman, Mr. King was Vice President, Human Resources for the Americas Region of Halliburton Company. Mr. King has over 20 years of experience that spans a variety of industries and Fortune 100 companies, including Ryder Systems, Inc., Aetna Insurance Company, The Prudential and Phillips Petroleum Company.

Mr. Peter H. Alexander has been with the Goodman family of companies for over 20 years in numerous executive level positions with us and Amana. All Amana and Goodman sales personnel responsible for independent distribution, national accounts and residential new construction report to Mr. Alexander.

Mr. Samuel G. Bikman joined us in January 2002 from Compaq, where he was responsible for Worldwide Logistics. The Customer Service, Production Scheduling, Logistics, PTAC Sales and International Sales teams all report to Mr. Bikman.

Mr. Gary L. Clark joined us in April 2002 after 4 years at Rheem and 14 years at Carrier, where he led their Residential Product marketing efforts. Prior to that time, Mr. Clark worked in the contracting business.

Mr. James L. Mishler joined us in September 2003. Mr. Mishler has over 25 years of marketing, sales, service, distribution, operations and general management experience in the highly competitive major appliance and HVAC industries. Some of his previous affiliations have been with Whirlpool, Frigidaire and Lennox.

Mr. Terrance M. Smith joined us in March 2003. Mr. Smith has over 30 years of business and I.T. experience. In his last position, Mr. Smith was the Vice President of Information Systems for Cooper Industries, Ltd.

Mr. William L. Topper joined us in April 2002 after 28 years with Electrolux (Frigidaire), where he had responsibility for all Domestic Refrigeration Production.

Mr. Michael J. Bride joined us in January 2002 after 13 years in the appliance industry, the last 7 years of which were with Amana Appliances in numerous sales related positions at the district, regional and national levels.

Mr. Mark Dolan joined us in April 2005 after 12 years with Lennox where he held several senior financial and operations positions. Mr. Dolan was previously with PricewaterhouseCoopers.

Mr. Laurence M. Berg has been associated with Apollo Management, L.P. since 1992 and joined our Board of Directors upon consummation of the Transactions. Mr. Berg is also a director of General Nutrition Centers, Inc., Educate, Inc. and Rent-A-Center, Inc.

Mr. Anthony M. Civale has been associated with Apollo Management, L.P. since 1999 and joined our Board of Directors upon consummation of the Transactions. Mr. Civale was previously a member of the corporate finance division of Deutsche Bank Securities.

Mr. John B. Goodman is the son of our founder, was Chairman of the Board before consummation of the Transactions and has been a member of the Board of Directors since January 1995. Mr. Goodman served as our chief executive officer from 1999 to 2001. Prior to being chief executive officer, Mr. Goodman worked for us in a variety of capacities, including as Manager of International Sales.

Mr. Steven Martinez has been associated with Apollo Management, L.P. since 2000 and joined our Board of Directors upon consummation of the Transactions. Mr. Martinez was previously a member of the Mergers & Acquisitions Group of Goldman, Sachs & Co.

Committees of the board of directors

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating/corporate governance committee, each operating under charters that have been adopted by our board of directors. Following the consummation of this offering, we will be a “controlled” company pursuant to the rules of the New York Stock Exchange. As a result, we are not required to have a majority of independent directors on our board of directors or compensation and nominating/corporate governance committees comprised of independent directors. We are required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, we are required to have an audit committee comprised entirely of independent directors.

Audit Committee

Upon consummation of the offering, the audit committee will consist of Messrs.           ,            and            (of whom Mr.            has been deemed independent pursuant to Rule 10A-3 of the Exchange Act by our board of directors) . The duties and responsibilities of the audit committee include recommending the appointment or termination of the engagement of independent accountants, overseeing the independent auditor relationship and reviewing significant accounting policies and controls. We intend to appoint additional independent directors to our audit committee to replace Messrs.            and            as soon as possible following the consummation of this offering, but no later than one year after the consummation of this offering. At least one of these individuals will satisfy the New York Stock Exchange standard of possessing accounting or related financial management expertise and qualify as an independent audit committee financial expert under the Exchange Act.

The charter of the audit committee will be available on our website.

Compensation Committee

The compensation committee currently consists of Messrs. Berg, Martinez and Goodman. The duties and responsibilities of the compensation committee include reviewing and approving the compensation of officers and directors, except that the compensation of officers serving on any committee is determined by our board of directors. The compensation of all officers other than our president, Charles A. Carroll, is approved by our board of directors based on recommendations by Mr. Carroll and the compensation committee. Mr. Carroll’s compensation is determined by our board of directors upon the recommendation of the compensation committee.

The charter of our compensation committee will be available on our website.

Nominating/Corporate Governance Committee

We do not currently have a nominating/corporate governance committee. Following the completion of this offering, we intend to form a nominating/corporate governance committee. We expect the duties of the nominating/corporate governance committee to include identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; identifying best practices and recommending corporate governance principles, including giving proper attention and making effective responses to shareholder concerns regarding corporate governance; and developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us. We expect other specific duties of the nominating/corporate governance committee to include: annually assessing the size and composition of our board of directors; developing membership qualifications for our board committees; monitoring compliance with board and board committee membership criteria; annually reviewing and recommending directors for continued service; coordinating and assisting management and our board in recruiting new members to our board of directors; reviewing governance-related shareholder proposals and recommending board responses; and overseeing the evaluation of our board of directors and management.

An affiliate of Apollo controls a majority of our common stock, and therefore has the power to control our affairs and policies. Apollo also controls the election of our directors and the appointment of our management. A majority of the members of our board of directors are representatives of Apollo.

Board structure and compensation

Our board of directors is currently comprised of five directors. Prior to the consummation of this offering, we intend to nominate and elect two additional directors, one of whom is expected to be an independent director pursuant to Rule 10A-3 of the Exchange Act and the rules of the New York Stock Exchange, and the other of whom is expected to be associated with Apollo. Upon consummation of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. Because only one-third of our directors are elected at each annual meeting, two annual meetings of shareholders could be required for the shareholders to change a majority of the board.

The members of our board of directors are reimbursed for their out-of-pocket expenses. Those directors who are not our employees also receive compensation for their service on our board of directors.

Compensation committee interlocks and insider participation

None of our executive officers serve, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Management equity buy-in

On December 23, 2004, approximately 10 senior management employees, including Charles A. Carroll and Lawrence M. Blackburn, purchased shares of common stock and shares of preferred stock of us. The purchase price of our common stock was $40 per share and the purchase price of our preferred stock was $1,000 per share, the same per share purchase price paid by all other investors in connection with the Acquisition. The aggregate amount of such employee purchases was approximately $18.2 million. On April 18, 2005, an additional 15 senior management employees purchased shares of our common stock and shares of preferred stock at a purchase price of $40 per share of our common stock and $1,000 per share of preferred stock. The aggregate amount of the April 18 management purchases was approximately $1.2 million. All equity securities purchased by management employees are subject to restrictions on transfer, repurchase rights and other limitations set forth in a stockholders agreement. See “Certain relationships and related party transactions.”

Executive compensation

The following table sets forth information concerning our compensation for services in all capacities for the year ended December 31, 2005 paid to our chief executive officer and the four other most highly compensated executive officers serving as executive officers as of December 31, 2005.

			Long Term Compensation
	Annual Compensation		Awards
Name and Principal Position	Salary($)	Bonus($)	Securities Underlying Options/SARs (#)	All Other Compensation(1) ($)

Charles A. Carroll	$941,667	$706,250		—
President and Chief Executive Officer
Lawrence M. Blackburn	$407,924	$229,441		$624,639
Executive Vice President and Chief Financial Officer
Ben D. Campbell	$333,652	$187,687		$122,278
Executive Vice President, Secretary and General Counsel
Donald R. King	$297,951	$167,597		$287,642
Executive Vice President
William L. Topper	$342,900	$192,881		$31,783
Senior Vice President, Operations

(1)	All other compensation includes deferred compensation and 401(k) matching contributions for Messrs. Campbell and King.

The following table shows all grants of options to acquire shares of our common stock made to the named executive officers during 2005.

Option grants in 2005

Name	Number of securities underlying the options granted(1)	% of total options granted to employees in fiscal year	Exercise price per share(2)	Expiration date	Potential realizable value at assumed annual rates of stock appreciation for option term
					5%	10%

Charles A. Carroll		6.4%		$12/29/2015	$691,784	$1,753,117
Lawrence M. Blackburn		6.4%		$12/29/2015	$691,784	$1,753,117
Ben D. Campbell		3.2%		$12/29/2015	$345,892	$876,558
Donald R. King		3.2%		$12/29/2015	$345,892	$876,558
William L. Topper		3.2%		$12/29/2015	$345,892	$876,558

(1)	Each option was granted December 29, 2005 pursuant to the 2004 stock Option Plan. See “2004 Stock Option Plan.”

(2)	Exercise price is equal to at least the fair market value at the date of grant.

Employment agreements

We have entered into employment agreements with Charles A. Carroll and Lawrence M. Blackburn. The employment agreements each have an initial term of three years with automatic extensions of one year each unless notice is given by either party at least 180 days prior to expiration. The employment agreements provide for the payment of an annual base salary of $900,000 for Mr. Carroll and $397,000 for Mr. Blackburn and for annual bonuses that are payable in the event that certain financial and other performance targets are met. Under the agreements, the executives have each been granted a non-qualified stock option under the 2004 Stock Option Plan to purchase shares of our common stock. Each employment agreement provides that the executive shall continue to receive base salary (but not bonus) payments for two years following the executive’s termination of employment under certain circumstances. Each of the employment agreements also contains restrictive covenants providing that the executive will be subject to certain non-competition and non-solicitation restrictions for two years following the executive’s termination of employment.

In addition, we have amended each of Mr. Carroll’s and Mr. Blackburn’s employment agreements to provide that, effective contingent upon the consummation of this offering, the executive shall receive an amount equal to two times base salary plus annual target bonus following the executive’s termination of employment under certain circumstances. Additionally, Mr. Carroll’s employment agreement has been amended to provide that, following Mr. Carroll’s termination of employment under certain circumstances, Mr. Carroll and his eligible dependents will receive continued group health benefits through Mr. Carroll’s attainment of age 65.

We have entered into severance agreements with each of the following executive officers: Ben Campbell, Donald King, William Topper, Samuel Bikman, Gary Clark, James Mishler, Terrance Smith and Peter Alexander. The severance agreements each have an initial term of two years with automatic extensions of one year each unless notice is given by either party at least 90 days prior to expiration of the term. Each severance agreement provides for the payment of base salary (but not bonus) for one year following the executive’s termination under certain circumstances.

In addition, we have amended the severance agreements with each of the following executive officers: Ben Campbell, Donald King, William Topper, Samuel Bikman, Gary Clark, James Mishler, Terrance Smith and Peter Alexander to provide that, effective contingent upon the consummation of this offering, the executive shall receive an amount equal to one times base salary plus an annual target bonus following the executive’s termination of employment under certain circumstances.

We have entered into non-competition agreements with each of the following executive officers: Ben Campbell, Donald King, William Topper, Mark Dolan, Samuel Bikman, Gary Clark, James Mishler, Terrance Smith, Peter Alexander and Michael J. Bride. These non-competition agreements provide that each executive shall be subject to certain non-solicitation and non-competition restrictions for a period of two years following the executive’s termination of employment.

2004 stock option plan

We have adopted the 2004 Stock Option Plan. The 2004 Stock Option Plan is administered by our Board of Directors (or, if determined by the board, by the compensation committee of the board). Under the 2004 Stock Option Plan, as amended,              shares of our common stock have

been reserved for issuance. The option plan permits the grant of options to purchase shares of our common stock to eligible employees, consultants and directors of us and our subsidiaries. Such options may be non-qualified stock options or, with respect to awards granted to employees, incentive stock options.

We have granted non-qualified options to purchase our common stock to certain management employees. The exercise price of the common stock subject to these options is $     per share (which is equal to the purchase price paid in the Acquisition). One-half of the options granted to management employees are time vesting options that will become vested and exercisable in equal annual installments on each December 31 beginning in 2005 and ending in 2008, so long as the optionee continues to provide services to us or one of our subsidiaries as of such anniversary. The other half of the options granted to management employees are performance vesting options that will become vested and exercisable on the eighth anniversary of the date of grant, so long as the optionee continues to provide services to us or one of our subsidiaries as of such date. However, an installment of 20% of each performance vesting option (i.e., 10% of the total shares subject to the non-qualified stock option) will be eligible to become vested and exercisable with respect to each of the fiscal years 2005 through 2009 if we attain certain financial performance targets set forth in the option agreements. All or a portion of the options may become vested and exercisable earlier than scheduled upon certain sales of the assets or capital stock of us. In addition, we have amended certain of the options granted to senior executives, effective upon the consummation of this offering, to provide that the installment which would otherwise become vested with respect to fiscal year 2009 upon attaining certain financial performance targets, shall become vested upon consummation of this offering. In addition, the amendment allows for the payment of the exercise price through the surrender of previously owned shares of our common stock.

In addition, on December 29, 2005, we granted additional non-qualified options to purchase approximately             shares of our common stock to certain of its management employees. The exercise price of the common stock subject to these options is $       per share. These options are all time vesting options that will generally become vested and exercisable in four equal annual installments on each December 22, beginning in 2006 and ending in 2009, so long as the employee continues to provide services to us or one of our subsidiaries through the applicable vesting date. Notwithstanding the foregoing, if we do not complete an “initial public offering” on or prior to December 21, 2006, then all of the options granted on December 29, 2005 will be forfeited. The maximum term of these options is ten years. However, all unvested options will automatically expire upon the date of an optionee’s termination of employment. In addition, subject to certain exceptions, all vested options will generally expire 90 days following the termination of an optionee’s employment.

Shares of our common stock acquired under the 2004 Stock Option Plan will be subject to restrictions on transfer, repurchase rights, and other limitations set forth in one or more stockholders agreements. See “Certain relationships and related party transactions.”

2006 incentive award plan

Our board of directors and shareholders have adopted the 2006 Incentive Award Plan. The principal purpose of the 2006 Incentive Award Plan is to promote the success and enhance the value of the company and to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards. The 2006 Incentive Award Plan provides for a variety of such awards, including non-qualified stock options, or “NSOs”, incentive stock options, or “ISOs” (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards.              shares of common stock are reserved for issuance under the 2006 Incentive Award Plan, plus shares of common stock that remain available for future option grants under our 2004 Stock Option Plan, which totaled              on             , 2006, plus shares underlying any existing grants under our 2004 Stock Option Plan that are forfeited, will be available for issuance under our 2006 Incentive Award Plan. The maximum number of shares which may be subject to awards granted under the 2006 Incentive Award Plan to any individual in any calendar year is             ; provided, that this limitation will not apply prior to the consummation of this offering, and following such consummation, this limitation shall not apply until the earliest of: (a) the first material modification of the 2006 Incentive Award Plan (including any increase in the number of shares reserved for issuance under the 2006 Incentive Award Plan); (b) the issuance of all of the shares of common stock reserved for issuance under the 2006 Incentive Award Plan; (c) the expiration of the 2006 Incentive Award Plan; (d) the first meeting of shareholders at which members of the board are to be elected, which occurs after the close of the third calendar year following the calendar year in which an equity security of ours was registered under Section 12 of the Exchange Act; or (e) such other date required by Section 162(m) of the Code and the rules and regulations promulgated thereunder.

Administration.    The 2006 Incentive Award Plan will be administered by our board of directors, unless and until the board delegates administration to the compensation committee or other applicable committee of the board. Upon and following the completion of this offering, the 2006 Incentive Award Plan will be administered by a compensation committee. The compensation committee may delegate administration to one or more members of the board of directors. The board of directors, or the compensation committee if so empowered, has the power to interpret the 2006 Incentive Award Plan and to adopt such rules for the administration, interpretation and application of the 2006 Incentive Award Plan according to its terms. The board of directors or the compensation committee may also delegate to one or more members of the board or one or more officers of the company the power to designate which non-officer employees of the company shall receive stock awards, and the number of shares of common stock that will be subject to each award, subject to a maximum aggregate number of shares specified by the board of directors or the compensation committee at the time the delegation to the officers is made. However, the board of directors may not delegate to the compensation committee or otherwise, the power to grant stock awards to independent directors.

Grant of Awards.    Certain employees, consultants and directors are eligible to be granted awards under the 2006 Incentive Award Plan. The board of directors, or the compensation committee if so empowered, determines:

•	which employees, consultants, and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•	terms and conditions of such award, consistent with the 2006 Incentive Award Plan. The board of directors, or the compensation committee if so empowered, has the discretion, subject to the limitations of the 2006 Incentive Award Plan and applicable laws, to grant ISOs, NSOs, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted ISOs).

Limitation on ISO Treatment.    Even if an option is designated as an ISO, no option will qualify as an ISO if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s ISOs exercisable for the first time during any calendar year under the 2006 Incentive Award Plan exceeds $100,000. Any option failing to qualify as an ISO will be deemed to be an NSO.

Stock Option Exercise Price.    The board of directors, or the compensation committee if so empowered, shall set the per share exercise price, subject to the following rules:

•	in the case of ISOs and NSOs, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

•	for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date. The fair market value of a share of our common stock as of a given date will be determined in good faith by the board of directors.

Expiration of Stock Options.    The term of an option is set by the board of directors, or the committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an ISO granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding option holder’s services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination. Options granted under the 2006 Incentive Award Plan must be exercised within one year if the holder’s services are terminated due to death or disability, or by the date of expiration of the option as set forth in the option agreement, whichever is earlier.

Other Equity Awards.    In addition to stock options, the committee may also grant to certain employees, consultants and directors stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards, or other stock-based awards, with such terms and conditions as the board of directors (or, if applicable, the committee) may, subject to the terms of the 2006 Incentive Award Plan, establish. Under the 2006 Incentive Award Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.

Performance Bonus Awards.    Under the 2006 Incentive Award Plan, the compensation committee has the authority in its discretion to make performance-based cash bonus payments to our designated employees, including our executive officers, with respect to a specified period (for example, a calendar year). Such bonuses are payable upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders’ equity, return on assets, return on capital, shareholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share of our common stock, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. The compensation committee will select the participants who are eligible to receive performance-based cash bonuses and the performance goals to be utilized with respect to the participants, establish the bonus formulas for of each participant’s annual bonus, and certify whether the performance goals have been met with respect to any given performance period. The maximum amount of a performance bonus award under the 2006 Incentive Award Plan that may be paid to any one participant in any calendar year is $3.75 million.

Adjustments of Awards.    If the compensation committee determines that a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2006 Incentive Award Plan, then the compensation committee may appropriately and equitably adjust:

•	the aggregate number of, and kind of, shares of our common stock subject to the 2006 Incentive Award Plan;

•	the number of, and kind of, shares of our common stock subject to the outstanding awards;

•	the price per share of our common stock upon exercise of outstanding options; and

•	the terms and conditions of any outstanding awards, including the financial or other performance targets specified in each option agreement for determining the exercisability of options.

Change in Control.    With respect to any awards, in connection with any change in control (or other unusual or nonrecurring transaction affecting us or our consolidated financial statements), the compensation committee, in its sole discretion, may: (i) provide for the termination of any award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of such change in control or other transaction; (ii) purchase the outstanding awards for a cash amount or replace outstanding awards with other rights or property; (iii) provide that after the occurrence of the transaction, the award cannot vest, be exercised or become payable; (iv) provide that only for a specified period of time after such transaction, an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2006 Incentive Award Plan or the applicable award agreement; or (v) provide that each outstanding option shall be assumed or substituted for an equivalent award, right or property by any successor corporation. Any such action may be effectuated by the committee either by the terms of the applicable option agreement or by action of the committee taken prior to the change in control.

Amendment and Termination.    The board of directors, or the committee if so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2006 Incentive Award Plan, and to amend, suspend and terminate the 2006 Incentive Award Plan. We have attempted to structure the 2006 Incentive Award Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the Code. However, we must generally obtain approval of our shareholders: (i) to increase the number of shares of our common stock that may be issued under the 2006 Incentive Award Plan; (ii) to extend the limit on the period during which options may be granted; or (iii) to the extent required by applicable law, rule or regulation (including any applicable New York Stock Exchange rule).

Principal and selling shareholders

The following table sets forth certain information regarding the beneficial ownership of our common stock with respect to each person that is a beneficial owner of more than 5% of our outstanding common stock and beneficial ownership of our common stock by each director and each executive officer named in the executive compensation table and all directors and executive officers as a group after giving effect to the offering and use of proceeds.

As of December 31, 2005, there were 50 record holders of our common stock.

Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares of common stock beneficially owned prior to the offering		Shares of common stock to be sold in this offering	Shares of common stock beneficially owned after this offering assuming no exercise of the over-allotment option		Shares of common stock beneficially owned after this offering assuming full exercise of the over-allotment option
Name and address of owner	Number(1)	Percent	Number	Number	Percent	Number	Percent

Apollo(2)		68.05%
Goodman family trusts(3)		21.10%
Charles A. Carroll(4)		2.66%
Lawrence M. Blackburn(4)		1.16%
Ben D. Campbell(4)		*
Donald R. King(4)		*
William L. Topper(4)		*
Laurence M. Berg(5)		*
Anthony M. Civale(5)		*
John B. Goodman(4)		*
Steven Martinez(5)		*
All directors and officers as a group		6.33%

*	Signifies less than 1%.

(1)

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

(2)	Includes all membership interests held by Frio Holdings LLC. Frio Holdings LLC is an affiliate of, and is controlled by, affiliates of Apollo Management, L.P. The address of Frio Holdings LLC is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Each of Messrs. Berg, Civale and Martinez may be deemed a beneficial owner of membership interests of Frio Holdings LLC due to his status as an employee of Apollo Management, L.P. Apollo Management, L.P. and each such person disclaims beneficial ownership of any such membership interest in which he/she does not have a pecuniary interest.

(3)	The Goodman family trusts include the Harriett Elizabeth Goodman 1991 Trust, the John Bailey Goodman Jr. 1991 Trust, and the John B. Goodman 1984 Grantor Trust. The address of the Goodman family trusts is Altazano Management, LLC, 109 North Post Oak Lane, Suite 425, Houston, Texas 77024. The trustee for the Harriett Elizabeth Goodman and John Bailey Goodman Jr. trusts is David A. Breen III. The co-trustees for the John B. Goodman 1984 Grantor Trust are John B. Goodman and Thomas R. Reckling III.

(4)	The address of each member of Messrs. Carroll, Blackburn, Campbell, King, Topper, and Goodman is Goodman Global, Inc., 2550 North Loop West, Suite 400, Houston, Texas 77092.

(5)	Each of Messrs. Berg, Civale and Martinez may be deemed a beneficial owner of membership interests of Frio Holdings LLC due to his status as an employee of Apollo Management, L.P. Apollo Management, L.P. and each such person disclaims beneficial ownership of any such membership interest in which he does not have a pecuniary interest. The address of Messrs. Berg, Civale and Martinez is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

Certain relationships and related party transactions

Management agreement

Apollo and its affiliates entered into a management agreement with us relating to the provision of certain financial and strategic advisory services and consulting services. Beginning in 2005, we agreed to pay to Apollo an annual monitoring fee equal to the greater of $2.0 million or 1% of our Adjusted EBITDA, as defined in the management agreement. Upon the consummation of this offering, the management agreement will be terminated, and Apollo will receive approximately $18.2 million. In addition, as part of our transaction costs included in the purchase price, we paid Apollo a one-time transaction fee of $20 million for structuring the Transactions. We have agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for losses relating to the services contemplated by the management agreement and the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, the management agreement.

Payments from our subsidiary

Goodman Global Holdings makes cash payments to us, to enable us to pay any (i) federal, state or local income taxes to the extent that such income taxes are directly attributable to us and our subsidiaries’ income, (ii) franchise taxes and other fees required to maintain our legal existence and (iii) corporate overhead expenses incurred in the ordinary course of business and salaries or other compensation of employees who perform services for both Goodman Global Holdings and us.

We currently lease property in Houston, Texas, from trusts established by certain members of the Goodman family and their related trusts under a lease agreement that was entered into in December 1994. The lease expires in November 2014. Monthly payments under the lease are $16,500.

Repurchase of preferred stock

In connection with this offering, we will redeem all of our outstanding Series A Preferred Stock with an aggregate liquidation preference and accrued and unpaid dividends of approximately $            million, of which members of our senior management will receive approximately $             million. As of December 31, 2005, affiliates of Apollo own 69.8% of our Series A Preferred Stock and the remaining 30.2% is owned by certain members of our senior management, the Goodman family trusts and other equity syndicate investors.

Description of other indebtedness

Senior secured credit facilities

The senior secured credit facilities are provided by a syndicate of banks and other financial institutions. The senior secured credit facilities provide financing of up to $525.0 million, consisting of:

•	a $350.0 million term loan facility with a maturity of seven years; and

•	a $175.0 million revolving credit facility with a maturity of six years.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

Interest rate and fees

The borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of JPMorgan Chase Bank, N.A., as administrative agent, and (2) the federal funds rate plus  1/2 of 1% or (b) a LIBOR or eurocurrency rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for borrowings is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR or eurocurrency borrowings and 1.25% with respect to base rate borrowings and 2.25% with respect to LIBOR or eurocurrency borrowings under the revolving credit facility and the term loan, respectively. The applicable margin for such borrowings may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum. We also pay customary letter of credit and agency fees.

Prepayments

The senior secured credit facilities require us to prepay outstanding term loans, subject to certain exceptions, with:

•	after our second full fiscal year after the closing, 50% (which percentage will be reduced to certain levels upon the achievement of certain senior secured leverage ratios) of excess cash flow (as defined in the credit agreement);

•	100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 12 months, subject to certain limitations; and

•	100% of the net proceeds of any incurrence of debt other than debt permitted under the senior secured credit facilities (excluding permitted receivables financing, as defined in the credit agreement).

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR or eurocurrency loans.

Amortization

The term loan amortizes each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facilities. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, six years from the date of the closing of the senior secured credit facilities.

Guarantee and security

All obligations under the senior secured credit facilities are unconditionally guaranteed by us and, subject to certain exceptions, each of Goodman Global Holdings’ existing and future direct and indirect domestic subsidiaries (except AsureCare Corp. (a restricted extended warranty entity), a Florida corporation), which we refer to collectively as “U.S. Guarantors.”

All obligations under the senior secured credit facilities, and the guarantees of those obligations (as well as any interest hedging or other swap agreements), will be secured by substantially all of Goodman Global Holdings’ assets as well as those of ours and each U.S. Guarantor, including, but not limited to, the following, and subject to certain exceptions:

•	a pledge of Goodman Global Holdings’ capital stock by us, a pledge of 100% of the capital stock of all U.S. Guarantors and a pledge of 65% of the capital stock of certain of Goodman Global Holdings’ foreign subsidiaries; and

•	a security interest in substantially all of Goodman Global Holdings’ tangible and intangible assets as well as those of ours and each U.S. Guarantor.

Certain covenants and events of default

The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Goodman Global Holdings’ ability, and the ability of its subsidiaries, to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness (including the fixed rate and floating rate notes);

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale and leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness, including the notes;

•	change the business conducted by Parent and its subsidiaries; and

•	enter into agreements that restrict dividends from subsidiaries.

In addition, the senior secured credit facilities require us to maintain the following financial covenants:

•	a maximum consolidated leverage ratio; and

•	a minimum interest coverage ratio.

The senior secured credit facilities also contain certain customary affirmative covenants and events of default.

Senior floating rate notes

We have $250.0 million in aggregate principal amount of our Senior Floating Rate Notes due June 15, 2012 outstanding. The floating rate notes accrue interest at a rate per annum equal to LIBOR plus 3.0%, to be reset and paid in arrears semi-annually on June 15 and December 15 of each year, starting on June 15, 2005. The floating rate notes are guaranteed by all of our domestic subsidiaries, except AssureCare Corp.

The floating rate notes constitute unsecured senior indebtedness of ours and are equal in right of payment to all of our existing and future senior debt, including borrowings under our senior secured credit facilities. The guarantees of the floating rate notes are unsecured and equal in right of payment to all of the existing and future senior debt of the guarantors, including the guarantees of the senior secured credit facilities. The floating rate notes are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness.

On or after June 15, 2006, we may redeem all or some of the floating rate notes, plus accrued and unpaid interest at a purchase price equal to 102% of the principal amount, declining ratably to par on or after June 15, 2008. Prior to June 15, 2006, we may redeem up to 35% of the aggregate principal amount of the floating rate notes with the proceeds of a qualified equity offering at a price equal to 100% of the principal amount plus an applicable premium as defined in the indenture governing the floating rate notes. Upon our change of control, we must offer to repurchase the floating rate notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

The indenture governing the floating rate notes contains certain covenants that limit, among other things, our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	make investments;

•	sell assets;

•	incur certain liens;

•	enter into any agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

Senior subordinated notes

We have $400.0 million in aggregate principal amount of our 7  7/8% Senior Subordinated Notes due December 15, 2012 outstanding. Interest on the fixed rate notes is payable semi-annually and in arrears on June 15 and December 15 of each year, starting on June 15, 2005. The fixed rate notes are guaranteed by all of our domestic subsidiaries, except AssureCare Corp.

The fixed rate notes constitute unsecured indebtedness of ours and are subordinated in right of payment to all of our existing and future debt, including the floating rate notes borrowings under our senior secured credit facilities. The guarantees are unsecured and are equal in right of payment to all of the existing and future senior debt of the guarantors, including the guarantees of the senior secured credit facilities and the floating rate notes.

On or after December 15, 2008, we may redeem all or some of the fixed rate notes, plus accrued and unpaid interest. Prior to December 15, 2007, we may redeem up to 35% of the aggregate principal amount of the fixed rate notes with the proceeds of a qualified equity offering at a redemption price equal to 107.875% of the principal amount. Upon our change of control, we must offer to repurchase the fixed rate notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

The indenture governing the fixed rate notes contains certain covenants that limit, among other things, our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	make investments;

•	sell assets;

•	incur certain liens;

•	enter into any agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

Certain material U.S. federal income tax considerations for

non-U.S. holders of our common stock

The following is a general discussion of certain material United States federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. This discussion is for general information only and does not constitute tax advice. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a “United States person,” and that holds our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special circumstances. Former citizens or residents of the United States, insurance companies, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion.

This discussion does not assume any aspects of United States federal estate or gift taxation. In addition, this discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. Accordingly, each non-United States holder should consult its own tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of our common stock.

Dividends

Distributions on our common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and, if a treaty applies, attributable to the non-United States holder’s U.S. permanent establishment) are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. However, such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits.

In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-United States holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on disposition of common stock

A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder and, if a tax treaty applies, is attributable to a United States permanent establishment maintained by such non-United States holder;

•	the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and other conditions are met; or

•	our common stock constitutes a United States real property interest within the meaning of Code section 897(c)(2) by reason of our status as a “United States real property holding corporation,” or “USRPHC,” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock, the “applicable period.”

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a United States real property interest with respect to a particular non-United States holder only if such non-United States holder actually or constructively held more than 5 percent of such regularly traded common stock during the applicable period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding tax. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Gain described in the third bullet point above generally will be taxed in the same manner as gain described in the first bullet point above, except that the branch profits tax will not apply. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

Payments of the proceeds from a disposition (including a redemption) effected outside the United States by a non-United States holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but generally not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate, hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence in its records that the beneficial owner of the disposed stock is a non-United States holder or an exemption is otherwise established, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is furnished timely to the IRS.

Description of capital stock

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each will be in effect as of the consummation of this offering. We refer you to our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement relating to this offering.

Common stock

Pursuant to our amended and restated certificate of incorporation, we will be authorized to issue up to              shares of common stock, $0.01 par value per share. Holders of common stock will be entitled to one vote for each share held on all matters submitted to a vote of shareholders and will not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us hereby will be, when issued and paid for, fully paid and nonassessable. If we issue any preferred stock, the rights, preferences and privileges of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of our preferred stock. See “—Preferred stock.”

Preferred stock

Pursuant to the terms of our amended and restated certificate of incorporation, we will be authorized to issue up to                  shares of preferred stock. Our board of directors will be authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

Stockholders agreement

In connection with the Transactions, an affiliate of Apollo and the Goodman family trusts entered into a stockholders agreement. The stockholders agreement provides for customary tag-along rights, drag along rights and registration rights which would apply to the shares of our capital stock.

Registration Rights.    Under the terms of the stockholders agreement, as amended, we have agreed to register shares of our common stock owned by Apollo, certain of its affiliates and its permitted transferees, and the Goodman family trusts and other investors party to the agreement under the following circumstances:

•	Demand Rights. At any time upon the written request from Apollo, or at any time after six months from the date of this offering upon the written request from the Goodman family trusts and other investors party to the agreement, we will register shares of our common stock specified in such request for resale under an appropriate registration statement filed and declared effective by the SEC. We may defer a demand registration by up to 90 days if our board of directors determines it would be materially detrimental to us to file a registration statement.

•	Piggyback Rights. If at any time we file a registration statement for the purposes of making a public offering of our common stock, or register outstanding shares of our common stock for resale on behalf of any holder of our common stock, Apollo, certain of its affiliates and its permitted transferees may elect to include in such registration statement any shares of common stock such person holds. If Apollo, certain of its affiliates and its permitted transferees elect to include any of their shares in the registered offering, the Goodman family trusts and the other investors party to the agreement may elect to include in such registration statement any shares of common stock such person holds. The managing underwriter in the contemplated offering may exclude all or a part of the shares according to market factors pursuant to an order of priority set forth in the agreement.

•	Lockup. In consideration of these registration rights, the stockholders who are parties to the stockholders agreement, as amended, have agreed, if requested by us or the managing underwriters, not to sell shares of common stock for a period not to exceed 180 days following the consummation of this offering.

Management stockholders agreement

Apollo, we and certain members of management who invested in us entered into a management stockholders agreement. The management stockholders agreement provides for customary restrictions on transfer, put and call rights, tag-along rights, drag along rights and registration rights which would apply to the shares of our capital stock. Individuals who exercise options under the 2004 Stock Option Plan will either be a party to the management stockholders agreement, or party to another stockholders agreement with Apollo and certain other employee stockholders which provides for customary restrictions on transfer, call rights, tag-along rights and drag along rights, which apply to shares of our capital stock issued on exercise of any option. Upon consummation of this offering, the management stockholders agreement will terminate, and only the piggyback registration rights of the management stockholders party to the agreement will survive.

The piggyback registration rights in the management stockholders agreement provide that if at any time we file a registration statement for the purposes of making a public offering of our common stock, or register outstanding shares of our common stock for resale on behalf of any holder of our common stock, the management stockholders party to the agreement may elect to include in such registration statement any shares of our common stock such person holds. We or the managing underwriter in the contemplated offering may exclude all or a part of the shares according to market factors pursuant to an order of priority set forth in the agreement.

Certain corporate anti-takeover provisions

Our amended and restated certificate of incorporation and bylaws will contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include:

Preferred stock

Our board of directors has authority to issue series of preferred stock with such voting rights and other powers as the board of directors may determine, as described above.

Classified board

Our board of directors will be classified into three classes. Each director will serve a three year term and will stand for re-election once every three years.

Removal of directors, vacancies

Our shareholders will be able to remove directors only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by a majority of our board of directors.

No cumulative voting

Our amended and restated certificate of incorporation will provide that shareholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our amended and restated articles of incorporation had not negated cumulative voting.

No shareholder action by written consent; calling of special meetings of shareholders

Our amended and restated certificate of incorporation will not permit shareholder action without a meeting by consent except for the unanimous consent of all holders of our common stock. They also will provide that special meetings of our shareholders may be called only by our board of directors or the chairman of our board of directors.

Advance notice requirements for shareholder proposals and director nominations

Our bylaws will provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the shareholder’s intention to bring such business before the meeting.

Delaware takeover statute

Our amended and restated articles of incorporation provides that we are not governed by Section 203 of the General Corporation Law of Delaware which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Transfer agent and registrar

The transfer agent and registrar for the common stock is             .

Exchange listing

We will apply for listing of our common stock on the New York Stock Exchange under the symbol “GGL.”

Shares eligible for future sale

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of approximately                  shares of common stock. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1.0% of the then-outstanding shares of common stock; and

•	the average weekly trading volume in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and

(2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Form S-8 registration statements

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register our shares of common stock that are issuable pursuant to our stock option plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration rights

Pursuant to our stockholders agreement and our management stockholders agreement, subject to certain limitations, an affiliate of Apollo, the Goodman family trusts and other investors party to the stockholders agreement have the right to demand that we register their shares of our common stock in a public offering, and Apollo, the Goodman family trusts, the management investors and other equity syndicate investors have piggy-back registration rights through which they can require us to include their shares in any registered offering of common stock that we make.

Lock-up agreements

We, our officers, directors and the holders of substantially all of our outstanding common stock and stock equivalents have agreed with the underwriters not to sell, dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to limited exceptions and except with the prior written consent of J.P. Morgan Securities Inc.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. See “Underwriting.”

Underwriting

J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, UBS Securities LLC and Goldman, Sachs & Co. are acting as representatives for this offering.

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has severally agreed to purchase, and we and the selling shareholders have agreed to sell to each underwriter, the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

UBS Securities LLC

Goldman, Sachs & Co.

Total

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $              per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional              shares of common stock from the selling shareholders to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The following table shows the per share and total underwriting discounts that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Goodman Global, Inc.		Paid by selling shareholders
	Without overallotment exercise	With full overallotment exercise	Without overallotment exercise	With full overallotment exercise

Per share	$	$	$	$

Total	$	$	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ overallotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market without notice.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor. The information on any such website is not part of this prospectus.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $            .

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We and our executive officers and directors and the holders of substantially all of our outstanding common stock and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of them will, subject to certain exceptions directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

We may issue shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for the benefit of our employees, directors and officers under benefit plans described in this prospectus provided that, during the term of the lock-up, we will not file a registration statement covering shares of our common stock issuable upon exercise of options outstanding on the date we enter into the underwriting agreement.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them and that no sales to discretionary accounts may be made without prior written approval of the customer.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “GGL.” The underwriters intend to sell shares of our common stock to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

There has been no public market for the common stock prior to this offering. We, we the selling shareholders and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we, the selling shareholders and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

We, the selling shareholders and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. None of the Company, the selling shareholders and the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial public offering price.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. For example, affiliates of UBS Securities LLC acted as joint book-running manager in our December notes offering, as joint lead arranger and lender for our senior secured credit facilities and as swap counterparty in one of our interest rate hedges; affiliates of J.P. Morgan Securities Inc. acted as joint book-running manager in our December notes offering and as joint lead arranger and lender for our senior secured credit facilities; affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as co-manager in our December notes offering; and affiliates of Goldman Sachs & Co. acted as financial advisor to the Goodman family trusts in connection with the Acquisition.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal matters

The validity of the shares sold in this offering will be passed upon us by Latham & Watkins LLP, New York, New York. Certain legal matters relating to the validity of this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

The consolidated financial statements of Goodman Global, Inc. as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004 appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

This prospectus is part of a registration statement on Form S-1 that we have filed with the Securities and Exchange Commission under the Securities Act of 1933 covering the common stock we are offering. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to its exhibits and schedules. We make reference in this prospectus to certain of our contracts, agreements and other documents that are filed as exhibits to the registration statement. For additional information regarding those contracts, agreements and other documents, please see the exhibits attached to this registration statement.

You can read and copy the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

In addition, you may request copies of this filing and such other reports as we may determine or as the law requires at no cost, by telephone at (713) 861-2500, or by mail to Goodman Global, Inc., 2550 North Loop West, Suite 400, Houston, Texas 77092. Our website address is http://www.goodmanmfg.com. Information on our website is not considered part of this prospectus.

Goodman Global, Inc.

Consolidated condensed balance sheets

	September 30, 2005	December 31, 2004

	(Unaudited)
	(In thousands)

Assets

Current assets:
Cash and cash equivalents	$40,918	$3,856
Restricted cash	2,600	2,600
Accounts receivable, net of allowance for doubtful accounts ($8.8 million in 2005; $8.1 million in 2004)	237,160	160,832
Inventories	280,774	300,971
Other current assets	15,543	14,277

Total current assets	576,995	482,536
Property, plant, and equipment, net	144,632	141,779
Goodwill	347,370	339,842
Identifiable intangibles	429,115	436,316
Deferred tax assets	102,871	106,687
Deferred financing costs	31,578	35,598
Other assets	519	1,837

Total assets	$1,633,080	$1,544,595

Liabilities and shareholders’ equity

Current liabilities:
Trade accounts payable	$128,876	$55,365
Accrued warranty	54,950	59,479
Deferred tax liabilities	13,192	12,350
Other accrued expenses	95,898	56,609
Current portion of long-term debt	3,500	3,500

Total current liabilities	296,416	187,303
Long-term debt, less current portion	993,875	996,500
Revolving credit facility	—	24,135
Other long-term liabilities	8,506	8,938

Preferred Stock, 9.5% Series A cumulative, par value $.01, 250,000 shares authorized, 225,570 shares issued and outstanding as of September 30, 2005 and 225,000 issued and outstanding as of December 31, 2004; liquidation preferences of $1,000 per share	225,570	225,000

Common stock, par value $.01, 7,000,000 shares authorized, 6,328,497 issued and outstanding as of September 30, 2005 and 6,312,500 issued and outstanding as of December 31, 2004	63	63
Additional paid-in capital	108,490	107,850
Retained earnings (deficit)	(2,022)	(5,194)
Accumulated other comprehensive income	2,182	—

Total shareholders’ equity	108,713	102,719

Total liabilities and shareholders’ equity	$1,633,080	$1,544,595

The accompanying notes are an integral part of the consolidated condensed financial statements.

Goodman Global, Inc.

Consolidated condensed statements of operations

	Three months ended September 30,		Nine months ended September 30,
	2005 Successor	2004 Predecessor	2005 Successor	2004 Predecessor

	(Unaudited, in thousands except for share data)
Sales, net	$451,272	$376,266	$1,168,713	$1,034,071

Costs and expenses:
Cost of goods sold	346,458	287,029	939,288	794,810
Selling, general, and administrative expenses	41,869	30,943	121,403	106,979
Depreciation expense	4,488	4,797	13,033	13,526
Amortization expense	2,400	—	7,200	—

Operating profit	56,057	53,497	87,789	118,756
Interest expense	19,304	2,994	56,028	8,693
Other income, net	(49)	(839)	(436)	(1,250)

Earnings before taxes	36,802	51,342	32,197	111,313
Provision for income taxes	14,169	174	12,396	565

Net income	$22,633	$51,168	$19,801	$110,748

Less: Preferred stock dividends	5,742	—	16,630	—

Net income available to common shareholders	$16,891	$51,168	$3,171	$110,748

Less: Proforma provision for income taxes	—	19,593	—	42,291

Proforma net income available to common shareholders	$16,891	$31,575	$3,171	$68,457

Net income per share:
Basic	$2.67	$2.72	$.50	$5.89
Diluted	$2.67	$2.72	$.50	$5.89
Proforma — tax effect	$2.67	$1.68	$.50	$3.64

Average outstanding common shares:
Basic	6,328,497	18,806,912	6,321,387	18,806,912
Diluted	6,328,497	18,806,912	6,321,387	18,806,912
Proforma — tax effect	6,328,497	18,806,912	6,321,387	18,806,912

The accompanying notes are an integral part of the consolidated condensed financial statements.

Goodman Global, Inc.

Consolidated condensed statements of cash flows

	Nine months ended September 30,
	2005 Successor	2004 Predecessor

	(Unaudited, in thousands)
Net cash provided by operating activities	$76, 475	$62,188

Investing activities
Purchases of property, plant, and equipment	(18,456)	(21,256)
Proceeds from sale of assets	3,567	1,106
Other assets and liabilities	—	920

Net cash used in investing activities	(14,889)	(19,230)

Financing activities
Repayments of long-term debt	(2,625)	(13,000)
Net borrowings under revolving credit facility	(24,135)	3,000
Principal payments on notes payable and capital leases	—	(262)
Purchase of stock	1,210	—
Working capital adjustment	1,330	—
Other transaction costs	(304)	—
Distributions to former shareholders	—	(30,723)

Net cash used in financing activities	(24,524)	(40,985)

Net increase in cash	37,062	1,973
Cash at beginning of period	3,856	5,359

Cash at end of period	$40,918	$7,332

The accompanying notes are an integral part of the consolidated condensed financial statements.

Goodman Global, Inc.

Notes to consolidated condensed financial statements

Three and nine months ended

September 30, 2005

1. Basis of presentation

The accompanying unaudited consolidated condensed financial statements of Goodman Global, Inc. (the “Company”) have been prepared in accordance with Rule 10-01 of Regulation S-X for interim financial statements required to be filed with the Securities and Exchange Commission and do not include all information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. However, the information furnished herein reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The results of operations for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that will be realized for the fiscal year ending December 31, 2005.

The preparation of consolidated condensed financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004.

The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information. As the Company’s consolidated financial information is reviewed by the chief decision makers, and the business is managed under one operating and marketing strategy, the Company operates under one reportable segment.

On December 23, 2004, the Company was acquired under an Asset Purchase Agreement by affiliates of Apollo Management L.P., Company senior management, and certain trusts associated with members of the Goodman family (“Acquisition”). The financial statements for the periods ended subsequent to December 23, 2004, reflect the Company subsequent to the Acquisition (“Successor”). The financial information for the periods prior to December 23, 2004, represent the Company prior to the Acquisition (“Predecessor”). During the first quarter of 2005, in accordance with the Asset Purchase Agreement, the parties agreed upon a $1.3 million purchase price adjustment related to a change in working capital. The purchase price adjustment was recorded as a decrease to goodwill. The initial purchase price allocation made by the Company is preliminary and subject to change for a period of one year following the acquisition. However, management believes that the preliminary allocation is materially accurate.

2. Significant balance sheet accounts

Restricted cash

At September 30, 2005 and December 31, 2004, the restricted cash pertains to the Company’s extended warranty program.

Goodman Global, Inc.

Notes to consolidated condensed financial statements—(continued)

Three and nine months ended September 30, 2005

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. As a result of the Acquisition, the Company’s inventory was increased by $44.0 million as of the date of the Acquisition to reflect the fair market value to the extent of the new investors’ ownership of the in-process and finished goods inventory in excess of historical costs. In the quarter ended March 31, 2005, $39.6 million of the remaining fair market value adjustment was effectively reversed as the related acquired inventory was sold and replaced by manufactured inventory valued at cost. The impact to our statement of operations was an increase to our cost of goods sold.

Inventories consist of the following:

	September 30, 2005	December 31, 2004
	(In thousands)

Raw materials and parts	$21,347	$28,161
Finished goods	259,427	272,810

	$280,774	$300,971

Property, plant & equipment

Property, plant, and equipment consist of the following:

	September 30, 2005	December 31, 2004
	(In thousands)

Land	$12,199	$13,153
Buildings and improvements	55,159	53,181
Equipment	73,277	68,292
Construction-in-progress	16,960	7,702

	157,595	142,328
Less: Accumulated depreciation	(12,963)	(549)

	$144,632	$141,779

Goodman Global, Inc.

Notes to consolidated condensed financial statements—(continued)

Three and nine months ended September 30, 2005

Identifiable intangibles

Identifiable intangibles at September 30, 2005, consist of the following:

	Gross	Accumulated amortization	Net
	(In thousands)

Identifiable intangibles subject to amortization:
Customer relationships	$291,560	$5,646	$285,914
Technology	15,760	1,221	14,539
Contracts	11,032	570	10,462

Total identifiable intangibles subject to amortization:	318,352	7,437	310,915
Indefinite-lived trade names	118,200	—	118,200

Total identifiable intangibles	$436,552	$7,437	$429,115

Accrued warranty

A roll-forward for accrued warranties is as follows:

	Nine months ended September 30,	Twelve months ended December 31,
	2005	2004

	(In thousands)
At the beginning of the period	$59,479	$61,366
Current period accruals	24,518	34,145
Current period uses	(29,047)	(36,032)

At the end of the period	$54,950	$59,479

Other accrued expenses

Other accrued expenses consist of the following significant items:

	September 30, 2005	December 31, 2004
	(In thousands)

Accrued rebates	$14,235	$15,067
Accrued self insurance reserves	16,621	16,487
Accrued interest	18,094	1,484
Accrued preferred stock dividend	17,158	528
Other	29,790	23,043

	$95,898	$56,609

Goodman Global, Inc.

Notes to consolidated condensed financial statements—(continued)

Three and nine months ended September 30, 2005

3. Stock Option Plan

The Company accounts for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board “APB” Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (“APB 25”) and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation,” as amended. Under APB 25, no stock-based compensation cost is reflected in net income for grants of stock options to employees because the Company grants stock options with an exercise price equal to the market value of the stock on the date of grant.

The following table illustrates the pro-forma effect on net income and earnings per share as if the Company had used the fair-value-based accounting method for stock compensation expense described by SFAS No. 123:

	Three months ended September 30,		Nine months ended September 30,
	2005 Successor	2004 Predecessor	2005 Successor	2004 Predecessor

	(In thousands, except for share data)
Net income, as reported	$22,633	$51,168	$19,801	$110,748
Add: Reported stock-based compensation expense, net of taxes	—	—	—	—
Deduct: Fair-value-based compensation expense, net of taxes	$196	—	$737	—

Pro-forma net income — stock option compensation	$22,437	$51,168	$19,064	$110,748

Deduct: Preferred stock dividends	5,742	—	16,630	—
Pro-forma provision for income taxes	—	19,593	—	42,291

Pro-forma net income available to common shareholders — stock option compensation and provision for income taxes	$16,695	$31,575	$2,434	$68,457

Earnings per share:
Basic and diluted, as reported	$2.67	$2.72	$.50	$5.89
Basic and diluted, pro-forma	$2.64	$1.68	$.39	$3.64

Goodman Global, Inc.

Notes to consolidated condensed financial statements—(continued)

Three and nine months ended September 30, 2005

4. Comprehensive income (loss)

Total comprehensive income (loss) for the periods is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

	(In thousands)
Net income	$22,633	$51,168	$19,801	$110,748
Change in fair value of derivatives	1,471	291	1,997	1,091
Derivative instruments reclassified into earnings	—	269	—	806
Foreign currency translation adjustment	567	—	185	—

Comprehensive income	$24,671	$51,728	$21,983	$112,645

5. Income taxes

Prior to the Acquisition, income of the Predecessor, except for a small portion of the Company’s operations, was reported for federal and state income tax purposes by the former shareholders. Generally, the Company made distributions to these shareholders to fund such taxes. Subsequent to the Acquisition, the Company is subject to federal and state income taxes.

6. Long-term debt and derivatives

The Company has $137.7 million in available borrowings under the revolving credit facility at September 30, 2005. Outstanding commercial and standby letters of credit issued under the credit facility totaled $37.3 million as of September 30, 2005.

During the first quarter of 2005, the Company entered into interest rate swaps with a notional amount of $250.0 million to manage variable rate exposure on the floating rate debt that expire in 2007 and 2008. These interest rate derivative instruments have been designated as cash flow hedges. For these qualifying hedges, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, allows changes in the fair market value of these hedged instruments to be reported in accumulated other comprehensive income. The Company has assessed the effectiveness of the transactions that received hedge accounting. Any ineffectiveness, which generally arises from minor differences between the terms of the swap and terms of the underlying hedged debt, would be recorded in other income, net in the statement of operations. Any such differences, for the three and nine months ended September 30, 2005, were immaterial.

During 2005, the Company also entered into a commodity hedge for its copper supply with the notional amount of approximately $45.0 million that expires on December 31, 2005. The fair market value of the contract as of September 30, 2005 was approximately $2.0 and has been recognized in earnings.

All of the Company’s existing and future U.S. subsidiaries (other than AsureCare Corp., a Florida corporation) guarantee its floating rate notes and fixed rate notes. The Company is structured as a holding company and substantially all of its assets and operations are held by its subsidiaries.

Goodman Global, Inc.

Notes to consolidated condensed financial statements—(continued)

Three and nine months ended September 30, 2005

There are currently no significant restrictions on the Company’s ability to obtain funds from its subsidiaries by dividend or loan. The independent assets, revenues, income before taxes, and operating cash flows of the parent and non—guarantor subsidiaries in total are less than 3% of the consolidated total. The separate financial statements of the guarantors are not included herein because (i) the subsidiary guarantors have fully and unconditionally, jointly and severally guaranteed the Senior Subordinated Notes, and (ii) the aggregate assets, liabilities, earnings and equity of the subsidiary guarantors is substantially equivalent to the assets, liabilities, earnings, and equity of the Company on a consolidated basis. As a result, the presentation of separate financial statements and other disclosures concerning the subsidiary guarantors is not deemed material.

7. Earnings per share

Basic earnings per share have been computed using the weighted-average number of common shares outstanding. The average number of outstanding common shares used in computing diluted earnings per share was equal to the average number of outstanding common shares used in computing basic earnings per share as any incremental shares, primarily from the assumed exercise of stock options issued under the Company’s stock option plan, (see Note 3) were anti-dilutive.

8. Employee benefit plans

The Company sponsors a defined benefit plan, which covers union employees hired on or before December 14, 2002 who have both attained age 21 and completed one year of service. Benefits are provided at stated amounts based on years of service, as defined by the plan. Benefits vest after completion of five years of service. The Company’s funding policy is to make contributions in amounts actuarially determined by an independent consulting actuary to fund the benefits to be provided. Plan assets consist of primarily equity and fixed-income securities.

The Company did not make any contributions to the plan during the first or second quarter of 2005. The Company made a contribution of $1.5 million on September 15, 2005.

The components of net periodic benefit cost recognized during interim periods are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

	(in thousands)
Service cost	$122	$111	$366	$333
Interest cost	387	380	1,161	1,140
Expected return on plan assets	(412)	(395)	(1,236)	(1,185)
Amortization of prior service cost	13	13	39	39
Amortization of net loss	91	83	273	249

	$201	$192	$603	$576

Goodman Global, Inc.

Notes to consolidated condensed financial statements—(continued)

Three and nine months ended September 30, 2005

9. Contingent liabilities

In October 2003, the Consumer Product Safety Commission staff issued a preliminary determination that a discontinued design of certain Package Terminal Air Conditioner/Heat Pump (“PTAC”) units manufactured by one of the Company’s subsidiaries presents a substantial product hazard under the Consumer Product Safety Act, requiring corrective action. In September of 2004, the Company implemented a voluntary corrective action plan (“CAP”) under which the Company will provide a new thermal limit switch to commercial/institutional PTAC owners. Installation of such switch will be at the commercial/institutional owners’ expense, except in special and limited circumstance (e.g., financial hardship, etc.). Under the CAP, the Company agreed to pay the cost of installing the replacement switch for any individual homeowner having a PTAC unit in their residence. The Company has established a reserve that it believes to be adequate with respect to this matter based on current evaluations and its experience in these types of matters. Nevertheless, future developments could require material changes in the recorded reserve amount.

In December 2001, over 70 Hispanic workers filed suit against certain subsidiaries of the Company in the U.S. District Court for the Southern District of Texas alleging employment discrimination, retaliation and violations of the Fair Labor Standards Act. The Equal Employment Opportunity Commission has since intervened in the lawsuit on the plaintiffs’ behalf. The Company’s insurers have agreed to defend the Company against these allegations and indemnify the Company for any pecuniary losses incurred. The Company does not believe that this litigation will have a material adverse effect on its business.

As part of the equity contribution associated with the sale of Amana in July 2001, the Company agreed to indemnify Maytag for certain product liability, product warranty, and environmental claims. In light of these potential liabilities, the Company has purchased insurance that the Company expects will shield it from incurring material costs from any such potential claims.

Pursuant to a March 15, 2001 Consent Order with the Florida Department of Environmental Protection, or FDEP, Pioneer Metals, Inc., or Pioneer, is continuing to investigate and pursue, under FDEP oversight, the delineation of groundwater contamination at and around the Pioneer facility in Fort Pierce, Florida. Remediation has not begun. The contamination was discovered through environmental assessments conducted in connection with a Goodman subsidiary’s acquisition of the Fort Pierce facility in 2000, and was reported to FDEP, giving rise to the Consent Order.

The ultimate cost for the investigation, remediation and monitoring of the site cannot be predicted with certainty due to the variables relating to the contamination and the appropriate remediation methodology, the evolving nature of remediation technologies and governmental regulations, and the inability to determine the extent to which contribution will be available from other parties, all of which factors are taken into account to the extent possible in estimating potential liability. A reserve appropriate for the probable remediation costs which are reasonably susceptible to estimation has been established. Nevertheless, future developments could require material changes in the recorded reserve amount.

Goodman Global, Inc.

Notes to consolidated condensed financial statements—(continued)

Three and nine months ended September 30, 2005

Based on analyses of currently available information it is probable that costs associated with the site may be $1.0 million. Therefore, we have reserved $1.0 million as of December 31, 2004, although it is possible that costs could exceed this amount by approximately $2.8 million. Management believes any liability arising from potential environmental obligations is not likely to have a material adverse effect on our liquidity or financial position as such obligations could be satisfied over a period of years.

Notably, this contamination predated Pioneer’s involvement with the Fort Pierce facility and Pioneer has not caused or contributed to the contamination. Accordingly, Pioneer is pursuing litigation against former owners of the Fort Pierce facility in an attempt to recover its costs. At this time, we cannot estimate probable recoveries from this litigation.

The Company is party to a number of other pending legal and administrative proceedings, and is subject to various regulatory and compliance obligations. The Company believes that these proceedings and obligations will not have a materially adverse effect on its consolidated financial condition, cash flows, or results of operations. To the extent required, the Company has established reserves that it believes to be adequate based on current evaluations and its experience in such matters. Nevertheless, an unexpected outcome in any such proceeding could have a material adverse impact on the Company’s consolidated results of operations in the period in which it occurs. Moreover, future adverse developments could require material changes in the recorded reserve amounts.

Report of independent auditors

The Board of Directors and Shareholders of

Goodman Global, Inc.

We have audited the accompanying consolidated balance sheets of Goodman Global, Inc. and subsidiaries as of December 31, 2004 and 2003 (Predecessor), and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period December 23, 2004 to December 31, 2004, the period January 1, 2004 to December 22, 2004 (Predecessor), and the two-year period ended December 31, 2003 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goodman Global, Inc. and subsidiaries at December 31, 2004 and 2003 (Predecessor), and the consolidated results of their operations and their cash flows for the period December 23, 2004 to December 31, 2004, the period January 1, 2004 to December 22, 2004 (Predecessor) and the two year period ended December 31, 2003 (Predecessor) in conformity with accounting principles generally accepted in the United States.

March 18, 2005

Houston, Texas

Goodman Global, Inc.

Consolidated balance sheets

	December 31
	2004 Successor	2003 Predecessor
	(In thousands)

Assets

Current assets:
Cash and cash equivalents	$3,856	$5,359
Restricted cash	2,600	2,500
Accounts receivable, net of allowance for doubtful accounts ($8.1 million in 2004; $2.9 million in 2003)	160,832	150,028
Inventories	300,971	230,819
Other current assets	14,277	32,635

Total current assets	482,536	421,341
Property, plant, and equipment, net	141,779	88,192
Goodwill	339,842	89,276
Identifiable intangibles	436,316	—
Deferred tax assets	106,687	6,263
Deferred financing costs	35,598	3,589
Other assets	1,837	6,897

Total assets	$1,544,595	$615,558

Liabilities and shareholders’ equity

Current liabilities:
Trade accounts payable	$55,365	$73,097
Accrued warranty	59,479	61,366
Deferred tax liabilities	12,350	2,784
Other accrued expenses	56,609	105,225
Notes payable – related parties	—	744
Current portion of long-term debt	3,500	13,000

Total current liabilities	187,303	256,216

Long-term debt, less current portion	996,500	199,500
Revolving credit facility	24,135	—
Other long-term liabilities	8,938	9,563

Preferred stock, 9.5% Series A cumulative, par value $.01, 250,000 shares authorized, 225,000 issued and outstanding; liquidation preference of $1,000 per share	225,000	—

Common stock, par value $.01, 7,000,000 shares authorized, 6,312,500 issued and outstanding	63	—
Common stock, par $.01 per share, 1,168 Series A voting shares issued and outstanding and 19,529,936 Series B nonvoting shares authorized and 18,805,744 shares issued and outstanding	—	187
Accumulated other comprehensive loss	—	(10,674)
Additional paid-in capital	107,850	—
Retained (deficit) earnings	(5,194)	160,766

Total shareholders’ equity	102,719	150,279

Total liabilities and shareholders’ equity	$1,544,595	$615,558

The accompanying notes are an integral part of the consolidated financial statements.

Goodman Global, Inc.

Consolidated statements of operations

	2004
	Successor December 23 to December 31	Predecessor January 1 to December 22
			Predecessor
			2003	2002

	(In thousands)
Sales, net	$20,285	$1,297,295	$1,192,671	$1,136,188

Costs and expenses:
Cost of goods sold	18,471	1,005,955	915,272	884,204
Selling, general, and administrative expenses	7,661	144,145	147,687	118,150
Acquisition-related expenses	—	68,745	—	—
Depreciation expense	549	18,101	14,851	20,645
Amortization expense	237	—	—	—

Operating (loss) profit	(6,633)	60,349	114,861	113,189
Interest expense	1,601	10,877	26,381	46,468
Interest income	—	—	(300)	(300)
Other income, net	—	(1,406)	(331)	(671)

Earnings before taxes	(8,234)	50,878	89,111	67,692
(Benefit) provision for income taxes	(3,568)	(1,481)	1,745	1,859

Net (loss) income	$(4,666)	$52,359	$87,366	$65,833

Less: Preferred stock dividends	528	—	—	—

Net income available to common shareholders	$(5,194)	$52,359	$87,366	$65,833

Less: Proforma provision (benefit) for income taxes	—	(21,069)	(32,563)	(24,202)

Proforma net income available to common shareholders	$(5,194)	$31,290	$54,803	$41,631

Net income per share:
Basic	$(.82)	$2.78	$4.65	$3.51
Diluted	$(.82)	$2.78	$4.65	$3.51
Proforma — tax effect	$(.82)	$1.66	$2.91	$2.22

Average outstanding common shares:
Basic	6,312,500	18,806,912	18,806,912	18,736,415
Diluted	6,312,500	18,806,912	18,806,912	18,736,415
Proforma — tax effect	6,312,500	18,806,912	18,806,912	18,736,415

The accompanying notes are an integral part of the consolidated financial statements.

Goodman Global, Inc.

Consolidated statements of shareholders’ equity

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehen- sive (loss) income	Total

				(in thousands)

Predecessor
Balance at December 31, 2001	$187	$—	$52,941	$(13,067)	$40,061
Net income	—	—	65,833	—	65,833
Minimum pension liability adjustment	—	—	—	(6,326)	(6,326)
Change in fair value of derivatives	—	—	—	1,033	1,033
Loss on derivative instruments reclassified into earnings	—	—	—	3,846	3,846

Comprehensive income	—	—	—	—	64,386
Distributions	—	—	(26,815)	—	(26,815)

Balance at December 31, 2002	187	—	91,959	(14,514)	77,632
Net income	—	—	87,366	—	87,366
Minimum pension liability adjustment	—	—	—	(1,070)	(1,070)
Change in fair value of derivatives	—	—	—	3,649	3,649
Comprehensive income	—	—	—	—	91,206
Loss on derivative instruments reclassified into earnings	—	—	—	1,261	1,261

Equity contribution adjustment	—	—	(7,544)	—	(7,544)
Distributions	—	—	(11,015)	—	(11,015)

Balance at December 31, 2003	187	—	160,766	(10,674)	150,279
Net income	—	—	52,359	—	52,359
Minimum pension liability adjustment	—	—	—	(591)	(591)
Change in fair value of derivatives	—	—	—	1,335	1,335
Loss on derivative instruments reclassified into earnings	—	—	—	663	663

Comprehensive income	—	—	—	—	53,766
Equity contribution	—	—	83,790	—	83,790
Distributions	—	—	(30,815)	—	(30,815)

Balance at December 22, 2004	$187	$—	$266,100	$(9,267)	$257,020

Successor
Common stock issued on December 23, 2004 (reflects the new basis of 6,312,500 common shares in connection with the acquisition)	$63	$252,437	$—	$—	$252,500
Preferred stock dividend	—	—	(528)	—	(528)
Predecessor basis adjustment	—	(144,587)	—	—	(144,587)
Net loss	—	—	(4,666)	—	(4,666)

Balance at December 31, 2004	$63	$107,850	$(5,194)	$—	$102,719

The accompanying notes are an integral part of the consolidated financial statements.

Goodman Global, Inc.

Consolidated statements of cash flows

	2004
	Successor December 23 to December 31	Predecessor January 1 to December 22	Predecessor
			2003	2002

	(In thousands)

Operating activities
Net (loss) income	$(4,666)	$52,359	$87,366	$65,833

Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	549	18,018	14,851	20,645
Amortization	4,753	—	—	—
Deferred tax provision	(3,170)	(2,940)	(163)	(1,394)
Interest accrued on related-party notes	—	—	349	1,116
(Gain) loss on derivatives	—	(4,925)	(5,133)	5,783
Gain on disposal of assets	—	(896)	(916)	(736)
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	10,209	(21,013)	(9,760)	(9,829)
Inventories	11,369	(41,935)	61,416	57,402
Other assets	1,388	21,382	(7,891)	(2,776)
Accounts payable and accrued expenses	(17,992)	(41,048)	10,688	32,048

Net cash provided by (used in) operating activities	2,440	(20,998)	150,807	168,092

Investing activities
Purchases of property, plant, and equipment	—	(27,772)	(16,801)	(12,672)
Proceeds from the sale of property, plant, and equipment	—	1,106	5,042	736
Restricted cash	—	(100)	15,080	400
Acquisition, net of cash	(1,451,486)	—	—	—
Other assets and liabilities	—	630	568	—
Purchase of life insurance	—	—	(4,700)	—

Net cash used in investing activities	(1,451,486)	(26,136)	(811)	(11,536)

Financing activities
Proceeds from long-term debt	1,000,000	—	—	—
Repayments of long-term debt	—	(3,000)	(91,521)	(21,594)
Net borrowing payments under revolving line facility	24,135	—	—	(88,000)
Principal payments on capital lease obligations	—	(266)	(379)	(421)
Distributions	—	(30,813)	(11,015)	(26,815)
Equity contribution (adjustment)	477,500	83,790	(7,544)	—
Other transaction costs	(21,732)	—	—	—
Repayment of subordinated debt	—	—	(40,000)	—
Deferred finance charges	(34,912)	—	(3,381)	—
Payment on notes payable to related parties	—	(25)	(14,016)	—

Net cash provided by (used in) financing activities	1,444,991	49,686	(167,856)	(136,830)

Net (decrease) increase in cash	(4,055)	2,552	(17,860)	19,726
Cash at beginning of period	7,911	5,359	23,219	3,493

Cash at end of period	$3,856	$7,911	$5,359	$23,219

The accompanying notes are an integral part of the consolidated financial statements.

Goodman Global, Inc.

Notes to consolidated financial statements

December 31, 2004

1. Nature of operations

Goodman Global, Inc. (the “Company”) owns all of the common stock of Goodman Global Holdings, Inc. (Delaware), which is the second-largest U.S. manufacturer (in terms of volume) of heating, ventilation, and air-conditioning (“HVAC”) products for residential and light commercial uses. The Company’s primary activities include engineering, manufacturing, and marketing of an extensive line of heating, air-conditioning, and related products in the United States and in certain international markets. Branded products manufactured and marketed by the Company include primarily Goodman®, Amana®, and Quietflex®. The company sells its products to numerous types of customers, including distributors, including distributors, installing contractors, national accounts and original equipment manufacturers with no single customer accounting for more than 6% of consolidated 2004 net revenues. Less than 5% of the 2004 consolidated revenues were derived from external customers outside the United States.

The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information. As the Company’s consolidated financial information is reviewed by the chief decision makers, and the business is managed under one operating and marketing strategy, the Company operates under one reportable segment. Long-lived assets outside the United States have not been significant.

Basis of presentation

On December 23, 2004, the Company was acquired under an Asset Purchase Agreement by affiliates of Apollo Management L.P. (“Apollo”), Company senior management and certain trusts associated with members of the Goodman family (the “Goodman Trusts”) (the “Acquisition”). Under the Agreement, Goodman Global Holdings, Inc., a Texas corporation, sold all of its equity interest in its subsidiaries as well as substantially all of its assets and liabilities for $1,477.5 million plus a working capital adjustment of $31.1 million. The acquisition was financed with the net proceeds of a private offering of senior unsecured notes, borrowings under a new senior secured credit facility, and $477.5 million of equity contributions by affiliates of Apollo, the Goodman Trusts, and certain members of senior management. The Goodman Trusts and members of senior management have invested approximately $101 million and $18.2 million, respectively. The financial statements for the year ended December 31, 2004, have been presented to reflect the Company prior to the Acquisition (“Predecessor”) and subsequent to the Acquisition (“Successor”).

The Acquisition was recorded as of December 23, 2004, in accordance with SFAS No. 141, Business Combinations, and Emerging Issues Task Force (“EITF”) 88-16, Basis in Leveraged Buyout Transactions. As such, the acquired assets and assumed liabilities have been recorded at fair value for the interests acquired and preliminary estimates of assumed liabilities by the new investors and at the carrying basis for continuing investors. The acquired assets and assumed liabilities were assigned new book values in the same proportion as the residual interests of the continuing investors and the new interests acquired by the new investors. Under EITF 88-16, the Company

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

revalued the net assets at the acquisition date to the extent of the new investor’s ownership of 79%. The remaining 21% ownership is accounted for at the continuing investors’ carrying basis of the Company. An adjustment of $144.6 million to record this effect is included as a reduction of stockholders’ equity under the caption “Predecessor basis adjustment”. The excess of the purchase price over the historical basis of the net assets acquired has been applied to adjust net assets to their fair market values to the extent of the new investors’ 79% ownership, with the remainder of $339.8 million allocated to goodwill. The purchase price includes a transaction fee paid to Apollo (see note 7) and other transaction costs of $21.8 million. The increase in basis of the assets will result in non-cash charges in future periods, principally related to the step-up in the value of inventory, property, plant, and equipment and intangible assets. The initial purchase price allocation made by the Company is preliminary and subject to change for a period of one year following the acquisition, although management believes it is materially accurate as of December 31, 2004.

2. Significant accounting policies

Restricted cash and cash equivalents

Cash equivalents represent short-term investments with an original maturity of three months or less. At December 31, 2004 and 2003, the restricted cash pertains to the Company’s extended warranty program.

Inventories

Inventory costs include material, labor, depreciation, and plant overhead. The Company’s inventory is stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. As a result of the Acquisition, the Company’s inventory has been increased by $44.0 to reflect the fair value to the extent of the new investor’s ownership of in process and finished goods inventory.

Property, plant, and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. As a result of the Acquisition, the Company’s property, plant, and equipment has been increased by $44.7 million to reflect the fair value to the extent of the new investor’s ownership. Expenditures for renewals and betterments are capitalized and expenditures for repairs and maintenance are charged to expense as incurred. Buildings are depreciated using the straight-line method over the estimated useful lives of the assets, which is 39 years. Equipment was depreciated using the double-declining balance method over the estimated useful lives of the assets, which range from 3 to 15 years. Following the Acquisition, equipment is depreciated on a straight line basis over the assets’ remaining useful lives. The effect is not material in the Successor consolidated financial statements.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

Impairment of long-lived assets

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, Accounting for the Impairment of Long-Lived Assets. The statement establishes the accounting for impairment of long-lived assets other than goodwill. The Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on a quoted market price or the fair value based on various valuation techniques. The adoption of the statement did not have an impact on the Company.

Deferred financing costs

Debt issuance costs are capitalized and amortized to interest expense using the effective interest method over the period the related debt is anticipated to be outstanding.

Identifiable intangible assets

The values assigned to amortizable intangible assets are amortized to expense over their estimated useful lives and are reviewed for potential impairment. The estimated useful lives are based on an evaluation of the circumstances surrounding each asset, including an evaluation of events that may have occurred that would cause the useful life to be decreased. In the event the useful life would be considered to be shortened, or if the asset’s future value were deemed to be impaired, an appropriate amount would be charged to amortization expense. Future operating results and residual values could therefore reasonably differ from the Company’s current estimates and could require a provision for impairment in a future period. Indefinite lived intangible assets are reviewed along with other long-lived assets for impairment.

Amounts allocated to identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	Indefinite

Customer relationships	40 years
Technology	10 years
Contracts	15 years

The useful life of our customer relationships was determined based on the total life of a distributor. Factors that contribute to this total life are the nature of the relationship with these distributors, the quality of the service and merchandise that we provide, the territorial preferences given to these distributors and the low turn over rates.

Absent an impairment charge, the amortization related to the amortizable intangible assets in the aggregate will be approximately $9.6 million per year over the next five years.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

Identifiable intangible assets at December 31, 2004, consists of the following:

	Gross	Accumulated amortization	Net

	(In thousands)

Intangible assets subject to amortization:
Customer relationships	$291,560	$180	$291,380
Technology	15,760	39	15,721
Contracts	11,033	18	11,015

Total intangible assets subject to amortization:	318,353	237	318,116
Total indefinite-lived trade names	118,200	—	118,200

Total identifiable intangible assets	$436,553	$237	$436,316

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the underlying net assets acquired. SFAS No. 142, Goodwill and Other Intangible Assets, requires, beginning January 1, 2002, that goodwill no longer be amortized and instead be tested for impairment upon adoption and at least annually thereafter. At the adoption date, the Company determined the fair value of its reporting units and compared it to the carrying amount of the reporting unit. Test results indicated that there was no impairment of goodwill at adoption, nor at the annual test performed as of October 1, 2004. Considering the Acquisition occurred subsequent to this date, the annual test was updated as of December 31, 2004, noting no impairment.

Fair value of financial instruments

Financial instruments include accounts receivable, accounts payable, revolving loans payable, long-term debt, and interest rate swap agreements. Management believes the fair value of accounts receivable and accounts payable approximates their carrying value due to their short-term nature. The fair value of revolving loans payable and long-term debt is estimated based on anticipated interest rates that management believes would currently be available to the Company for similar issues of debt, taking into account the current credit risk of the Company and other market factors, and arm’s-length trades for debt securities, which are traded. The fair value of long-term debt is estimated to approximate the carrying amount at December 31, 2004. Interest rate swaps are recorded at fair value.

Revenue recognition

Revenue from the sale of products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed and determinable, and collectibility is reasonably assured. Revenues are recorded net of rebates to certain distributors, contractors and builders. These rebates relate to several programs and are designed to stimulate sales of the Company’s products. Provisions are made for warranties at the time revenues are recognized. Costs associated with shipping and handling of the Company’s products is included in costs of goods sold.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

The Company consigns certain products to independent distributors. Product inventories shipped on consignment terms are maintained under a bonded warehousing arrangement on the premises of independent distributors. Revenues and cost of sales are recognized at the time consigned inventory is sold by the independent distributor to a third party.

Trade and other receivables

The Company’s receivables are recorded when billed or accrued and represent claims against third parties that will be settled in cash. The customer’s financial position is periodically reviewed, and no collateral is required. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables, and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectibility of those balances, and the allowance is adjusted accordingly. The Company does not have significant credit risk concentrations and historically has not experienced significant losses related to its receivables.

A rollforward of the allowance for doubtful accounts follows:

	December 31,
	2004 Successor	2003 Predecessor	2002 Predecessor
	(In thousands)

At the beginning of the year	$2,850	$3,995	$3,312
Current-year accruals	9,414	3,145	2,446
Current-year write-offs	(4,134)	(4,290)	(1,763)

At the end of the year	$8,130	$2,850	$3,995

Warranty costs

Warranty costs are accrued at the time of sale based on estimated future warranty claims. The Company’s estimated future warranty claims are determined based on historical failure rates and other factors. The Company also sells extended warranty contracts for certain of its products with terms of up to ten years. Revenues from extended warranty contracts are deferred and amortized on a straight-line basis over the term of the contracts. Expenses related to obtaining and servicing these contracts are expensed as incurred.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

A rollforward of the liabilities for warranties follows:

	December 31,
	2004 Successor	2003 Predecessor	2002 Predecessor
	(In thousands)

At the beginning of the year	$61,366	$62,685	$64,173
Current-year accruals	34,145	34,087	31,683
Current-year uses	(36,032)	(35,406)	(33,171)

At the end of the year	$59,479	$61,366	$62,685

Accrued self-insured insurance reserves

The Company is self-insured up to certain stop-loss amounts for workers’ compensation, product liability, general liability, auto liability, group health, and physical damage. The expense and liabilities are determined based on historical company claims information, as well as industry factors and trends in the level of such claims and payments. Our self-insurance reserves, calculated on an undiscounted basis, as of December 31, 2004 and 2003, represent the best estimate of the future payments to be made on claims reported and unreported. Based on historical payment patterns, the Company expects payments of undiscounted ultimate losses related to workers’ compensation at December 31, 2004, to be made as follows (in thousands):

2005	$6,457
2006	3,170
2007	1,249
2008	842
2009	472
Thereafter	191

Total	$12,381

Stock compensation plans

The Predecessor issued stock appreciation rights to certain key employees. The underlying intrinsic value of the rights was based on the financial performance of the Company and is accrued over the vesting period of the rights. The plan was terminated on December 22, 2004, and all shares vested as a result of the Acquisition of the Company. The Company recognized $36 million, $5.9 million, and $-0- million in compensation expense for the periods ended December 22, 2004, December 31, 2003 and 2002, respectively. The predecessor shareholders contributed $83.8 million to the Predecessor to fund the payments related to the termination of the stock appreciation rights and other Acquisition-related costs.

As a result of the Acquisition, the Company adopted the 2004 Stock Option Plan. Under this plan, 533,438 shares of the Company’s authorized but unissued shares of common stock have been reserved for issuance. The plan permits the grant of options to purchase shares of common stock

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

to eligible employees, consultants, and directors. On December 23, 2004, the Company granted approximately 458,000 options with a grant price of $40.00 per share. The vesting period will be in equal installments through 2008 for 50% of the options, with the remaining 50% vesting as certain performance measures are met through the eighth anniversary of the grant date. In accordance with the provisions of SFAS No. 123, Accounting for Stock Based Compensation, the Company has elected to follow the Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock-based compensation plan. Under APB 25, if the exercise price of employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized. The fair value of options is determined by the Board of Directors of the Company. Due to the time period these options were outstanding during 2004, any compensation expense that would have been recognized on a pro-forma basis, consistent with SFAS 123, would not be significant.

Pensions and other postretirement benefits

The Company accounts for its defined benefit pension plans and its defined benefit postretirement medical plan in accordance with SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, respectively. These standards require that amounts recognized in the financial statements be determined on an actuarial basis. Significant assumptions involved in determining the Company’s pension and other postretirement benefit expense include the expected return on plan assets, expected healthcare cost and the discount rate for calculating future liability. The assumed long-term rate of return on assets is applied to a calculated value of plan assets which results in an estimated return on plan assets that is included in current year pension income or expense. Adjustments to the minimum pension liability are recorded in other comprehensive income.

Research and development

Research and development costs are charged to expense as incurred. Research and development expense was $8.0 million, $7.3 million, and $7.2 million for the years ended December 2004, 2003, and 2002, respectively.

Income taxes

Prior to the Acquisition, income of the Company, except for a small portion of the Company’s operations, was reported for federal and state income tax purposes by the former shareholders. Generally, the Company made distributions to these shareholders to fund such taxes. Subsequent to the Acquisition, the Successor Company will report the consolidated operations of the Company for federal and state income tax purposes. For operations subject to income taxes, the Company uses the liability method of accounting for taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when such differences reverse.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

The Company regularly evaluates valuation allowances established for deferred tax assets for which future realization is uncertain. The Company performs this evaluation at least quarterly and at the end of each fiscal year. The estimation of required valuation allowances includes estimates of future taxable income. In assessing the realizability of deferred tax assets at December 31, 2004, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the schedule reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. If actual future taxable income is different from the estimates, the Company’s results could be affected.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $2.0 million, $1.7 million, and $0.7 million for the years ended December 2004, 2003, and 2002, respectively.

Earnings per share

Basic earnings per share have been computed using the weighted-average number of common shares outstanding. The average number of outstanding common shares used in computing diluted earnings per share was equal to the average number of outstanding common shares used in computing basic earnings per share as any incremental shares, primarily from the assumed exercise of stock options issued under the Company’s stock option plan (see Note 3), were anti-dilutive.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

New accounting pronouncements

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4. (“SFAS 151”) This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. Additionally, this standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of the new standard to have a material effect on its consolidated results of operation and financial position.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

In December 2004, FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS 123(R)”). This standard addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic value method under APB No. 25, Accounting for Stock Issued to Employees, and generally would require instead that such transactions be accounted for using a fair-value-based method. SFAS 123(R) is effective for the Company beginning in 2006. The Company is currently evaluating the effect of SFAS 123(R) on its consolidated results of operations and financial position.

Reclassifications

Certain reclassifications have been made in the prior year’s consolidated financial statements to conform to the current-year presentation.

Derivatives and hedging activities

SFAS No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, requires that all derivatives be recognized as assets and liabilities and measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

3. Significant balance sheet accounts

Inventories consist of the following:

	December 31,
	2004 Successor	2003 Predecessor
	(In thousands)

Raw materials and parts	$28,161	$16,724
Finished goods	272,810	214,095

	$300,971	$230,819

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

Property, plant, and equipment consist of the following:

	Useful lives in years	December 31,
		2004 Successor	2003 Predecessor

		(In thousands)
Land	—	$13,153	$9,992
Buildings and improvements	10 –39	53,181	52,572
Equipment	3 –10	68,292	178,690
Construction-in-progress	—	7,702	12,917

		142,328	254,171
Less: Accumulated depreciation		(549)	(165,979)

		$141,779	$88,192

Other accrued expenses consist of the following significant items:

	December 31,
	2004 Successor	2003 Predecessor

	(In thousands)
Accrued rebates	$15,067	$13,804
Accrued self insurance reserves	16,487	19,297
Derivative liability	—	10,141
Contingent liability	2,617	25,000
Other	22,438	36,983

	$56,609	$105,225

Accumulated other comprehensive loss consists of the following:

	Minimum pension liability	Cumulative transition adjustment	Change in fair value of derivatives	Acquisition	Total

	(In thousands)

Predecessor
December 31, 2001	$—	$(10,195)	$(2,872)	$—	$(13,067)
Net Change During 2002	(6,326)	3,846	1,033	—	(1,447)

December 31, 2002	(6,326)	(6,349)	(1,839)	—	(14,514)
Net Change During 2002	(1,070)	1,261	3,649	—	3,840

December 31, 2003	(7,396)	(5,088)	1,810	—	(10,674)
Net Change Through December 22, 2004	(591)	663	1,335	9,267	10,674

December 22, 2004	(7,987)	(4,425)	3,145	9,267	—

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

	Minimum pension liability	Cumulative transition adjustment	Change in fair value of derivatives	Acquisition	Total

(In thousands)

Successor
December 23, 2004	—	—	—	—	—
Net Change Through December 31, 2004	—	—	—	—	—

December 31, 2004	$—	$—	$—	$—	$—

4. Business combinations

The following table summarizes the estimated fair values of the assets and liabilities as of December 23, 2004, the date of the Acquisition (in thousands):

Current assets	$515,118
Property, plant, and equipment	142,328
Deferred taxes	88,618
Intangible assets	436,552
Deferred finance costs	35,715
Other assets	1,837
Goodwill	339,842

Total assets acquired	1,560,010
Current liabilities	187,060
Other liabilities	8,902
Debt	1,031,135

Total liabilities assumed	1,227,097

Net assets acquired	$332,913

Management estimated the fair value of the acquired assets and liabilities using several generally accepted valuation techniques. Tradenames, customer relationships, technology and other contracts were valued using the income approach, whereby the fair value of an asset is based on the present value of its estimated future economic benefits. Tangible assets were valued using the cost approach, or if a ready market for similar assets could be identified and relied upon, the market approach. The cost approach measures fair value as the cost to construct or replace the asset with another asset of like utility. The market approach establishes fair value based on recent sales of comparable property. The acquired tradenames consist principally of the “Goodman” and “Amana” tradenames.

The Company recorded significant goodwill, as a result of the estimated value of the assembled workforce and the ability to earn a higher rate of return from the acquired business than would be expected if those net assets had to be acquired or developed separately. It is expected that essentially all goodwill recorded in the acquisition is deductible for income tax purposes.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

Unaudited pro forma operation results of the Company assuming the acquisition was completed on January 1, 2004 and 2003, is summarized as follows (in thousands):

	Year ended December 31,
	2004	2003

	(In thousands)
Sales	$1,317,580	$1,192,671

Net income (loss)	$15,508	$(19,144)

5. Income taxes

The provision (benefit) for income taxes before extraordinary items consisted of the following:

	2004		Year Ended December 31,
	December 23 to December 31 successor	January 1 to December 22 predecessor
			2003	2002

	(In thousands)

Current expense (benefit):
U.S.
Federal	$(28)	$(645)	$313	$1,329
State	(370)	1,345	1,389	1,710

Total U.S.	(398)	700	1,702	3,039
Foreign	—	759	206	214

Total current	(398)	1,459	1,908	3,253

Deferred expense (benefit):
U.S.
Federal	(3,170)	(2,940)	—	(1,394)
State	—	—	(163)	—

Total U.S.	(3,170)	(2,940)	(163)	(1,394)
Foreign	—	—	—	—

Total deferred	(3,170)	(2,940)	(163)	(1,394)

Total provision for income taxes before extraordinary items	$(3,568)	$(1,481)	$1,745	$1,859

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

A reconciliation between the provision for income taxes before extraordinary items and income taxes computed by applying the statutory rate is as follows:

	2004		Year ended December 31,
	Successor December 23 to December 31	Predecessor January 1 to December 22
			2003	2002

	(In thousands)
Tax provision at statutory rate	$(2,882)	$17,807	$31,190	$23,692

Add (deduct):
State income tax	(240)	1,345	1,389	1,710
Goodwill and other permanent items	—	69	451	330
Change in valuation allowance	—	(2,276)	(2,176)	(1,438)
Items not taxed at corporate level	—	(15,586)	(29,315)	(22,649)
Foreign taxes at rates other than 35% and miscellaneous other	(446)	(2,840)	206	214

	$(3,568)	$(1,481)	$1,745	$1,859

The tax effects of temporary differences that give rise to the deferred tax assets and liabilities were as follows at December 31:

	Year Ended December 31,
	Successor 2004	Predecessor 2003

	(In thousands)

Deferred tax assets:
Accrued expenses	$1,414	$156
Net operating loss carryforward	11,130	6,390
Identifiable intangible assets	45,217	—
Goodwill	74,651	1,538
Less: Valuation allowance	(3,941)	(1,665)

	128,471	6,419

Deferred tax liabilities:
Inventory	(16,934)	—
Property, plant, and equipment	(17,200)	—
Deferred income	—	(2,940)

	(34,134)	(2,940)

Total deferred tax asset	$94,337	$3,479

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

At December 22, 2004, the organizational structure was comprised mainly of flow-through entities such as partnerships and an S corporation at the parent level. The effective tax rate varies from the statutory rate as most of the operations of the Company are taxable directly to the shareholders. The income statement reflects a pro forma earnings per share calculation for the periods in which the Company was an S corporation to reflect the provision for income taxes as if the current structure was in place at the statutory rates in effect at that time.

As of December 22, 2004 and December 31, 2003, the Company had a net operating loss carryforward for a specific subsidiary of $20.7 million and $15.0 million, respectively, which expires in 2014 through 2019. The net deferred tax asset includes a valuation allowance entirely related to this specific net operating loss carry forward. As of December 31, 2004 and 2003, the amount of the valuation allowance is $3.9 million and $1.6 million, respectively. A further increase to the valuation allowance is not warranted at this time as the Company believes it is more likely than not that the deferred tax asset will be utilized by future income of the specific subsidiary. The Acquisition created a change in ownership limitation on the utilization of the Company’s federal net operating loss carryforward for one of the subsidiaries. Section 382 of the Internal Revenue Code limits the utilization of this loss to offset post-Acquisition taxable income per year. This limitation did not have any impact on the Company’s financial condition during the year ended December 31, 2004. Management believes it is more likely than not that the loss will be utilized and has not recorded an additional valuation allowance due to this limitation.

As of December 31, 2004, the successor Company has a net operating loss carryforward of $8.2 million related to the consolidated operations of the Company for the nine days of operations from December 23 to December 31, 2004. The deferred tax asset of $3.1 million related to this net operating loss does not include a valuation allowance due to the expected realization of this deferred tax asset in 2005.

Moreover, the Company does not believe that a valuation allowance is warranted on the remaining deferred tax asset related to goodwill and identified intangibles as it is more likely than not that these deferred tax assets will be utilized.

6. Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2004 Successor	2003 Predecessor

Senior Floating Rate Notes	$250,000	$—
Senior Subordinated Notes	400,000	—
Term credit facility—issued December 23, 2004	350,000	—
Revolving credit facility—issued December 23, 2004	24,135	—
Term credit facility—issued November 21, 2003	—	212,500
Current maturities	(3,500)	(13,000)

Total long-term debt (including revolving credit facility), less current maturities	$1,020,635	$199,500

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

On December 23, 2004, in connection with the Acquisition, the Company issued $250 million in aggregate principal amount of its senior floating rate notes, maturing in 2012, and $400 million in aggregate principal amount of its 7 7/8% senior subordinated notes, maturing in 2012, in a private placement under Rule 144A and Regulation S of the Securities Act (“Note Offering”). The senior floating rate notes under the Note Offering bear interest at LIBOR plus 3%. This rate was 5.76% as of December 31, 2004.

In connection with the Note Offering, the Company also entered into senior secured credit facilities consisting of a term loan in the principal amount of $350 million and a revolving credit facility in an aggregate amount of up to $175 million, with staggered maturities through December 23, 2011 (“2004 Facility”). The 2004 Facility is secured by substantially all of the assets of the Company and provides for term loan and revolving borrowings at LIBOR, plus a margin based upon a financial ratio as specified in the agreement. The borrowing rate for the 2004 Facility was 4.82% as of December 31, 2004. The Company had unused revolving credit under the 2004 Facility of $112.8 million at December 31, 2004. Outstanding commercial and standby letters of credit issued under the 2004 Facility totaled $38.1 million as of December 31, 2004.

As a result of the Note Offering and 2004 Facility, the Company incurred financing charges of approximately $35.7 million. These costs have been capitalized on the consolidated balance sheet as of December 31, 2004, and will be amortized over the maturity of the notes.

The Note Offering and 2004 Facility contain financial and operating covenants with which the Company must comply during the term of the agreement, including maintaining certain financial ratios, restricting the incurrence of certain indebtedness and investments, and creating or permitting the existence of certain liens.

All of the Company’s existing and future restricted U.S. subsidiaries (other than AsureCare Corp., a Florida corporation) will guarantee its floating rate notes and fixed rate notes. The Company is structured as a holding company and substantially all of its assets and operations are held by its subsidiaries. There are currently no significant restrictions on the Company’s ability to obtain funds from its subsidiaries by dividend or loan. The Company’s parent’s and the non-guarantor subsidiaries’ independent assets, revenues, income before taxes, and operating cash flows in total are less than 3% of the consolidated total. The separate financial statements of the guarantors are not included herein because (i) the subsidiary guarantors have fully and unconditionally, jointly and severally guaranteed the Senior Subordinated Notes, and (ii) the aggregate assets, liabilities, earnings, and equity of the subsidiary guarantors is substantially equivalent to the assets, liabilities, earnings, and equity of the Company on a consolidated basis. As a result, the presentation of separate financial statements and other disclosures concerning the subsidiary guarantors is not deemed material.

Also, as a result of the Acquisition, the revolving line and term credit agreement (the “2003 Agreement”) dated November 21, 2003, among the Company and a lender group provided $400 million in senior secured credit facilities (the “2003 Facilities”) was eliminated. The 2003 Facilities consisted of a $150 million revolving credit facility, which includes a $40 million letter of

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

credit, and a $30 million swing line facility, expiring November 21, 2008, and $250 million of term loan facilities with staggered maturities through November 21, 2009. The 2003 Agreement provided for term loan and revolving borrowings under the 2003 Facilities at either LIBOR or an alternative base rate, plus a margin based upon a financial ratio as specified in the 2003 Agreement. The borrowing rate for the swing line cannot exceed the alternative base rate. The borrowing rates were 3.25% and 4.75% as of December 31, 2003 and 2002, respectively. The 2003 Agreement was secured by substantially all of the assets of the Company.

Future scheduled maturities of the Note Offering and 2004 Facility at December 31, 2004, are as follows (in thousands):

2005	$3,500
2006	3,500
2007	3,500
2008	3,500
2009	3,500
Thereafter	1,006,635

Total	$1,024,135

Interest paid was $15 million, $28.1 million, and $32.8 million during 2004, 2003, and 2002, respectively. See Note 11 regarding derivative instruments.

Amana Appliance Company, L.P. (“Amana”), which was an affiliate of the Company through common ownership, sold substantially all of its assets and liabilities to Maytag Corporation and Maytag Worldwide, N.V. (“Maytag”), on July 31, 2001, for estimated net proceeds of approximately $285.2 million in cash and 500,000 registered shares of common stock of Maytag Corporation. The proceeds of the sale were contributed to the Company. A promissory note, with a balance at the time of approximately $159.2 million from Amana in favor of the Company, was deemed repaid. Excess proceeds of $136.3 million were treated as an equity contribution. The contribution was subject to adjustment based upon the final determination of the adjusted working capital as of the closing date of the transaction. During 2003, a final determination was made, resulting in a reduction to the equity contribution of $7.5 million. Total proceeds of approximately $292.9 million were used to repay amounts outstanding under a prior credit facility.

7. Redeemable Preferred stock

As of December 31, 2004, the Company’s authorized capital stock included 225,000 shares of preferred stock. The preferred shares are 9.5% Series A Cumulative Senior Redeemable Exchangeable Preferred Stock, $.01 par value per share, with a liquidation preference of $1,000 per share. These shares do not have voting rights except as required by law. Dividends are paid as declared on a cumulative basis from the date of issuance and will be paid quarterly in arrears on December 1, March 1, June 1, and September 1 of each year, commencing on March 1, 2005.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

These shares may be redeemed by the Company at its option, at a price equal to the liquidation preference and all unpaid dividends. The Company may also at its option exchange any or all of the outstanding Series A Preferred Shares for 9.5% Senior Subordinated Discount Notes (the “Subordinated Notes”). The shareholders would be entitled to receive $1.00 of initial accreted value of Subordinated Notes for each $1.00 of liquidation preference plus all unpaid dividends. As a result of the redemption clause of the preferred stock, the preferred stock is considered mezzanine financing and therefore is recorded outside of Shareholders’ Equity in the Company’s balance sheet.

8. Related-party transactions

During 2001, the Company issued junior subordinated notes of $40.0 million to various shareholders and related entities. The note proceeds were used to pay amounts owed under the prior credit facilities. The junior subordinated notes were repaid in November 2003. Interest expense incurred and paid on the notes was $-0- million, $4.3 million, and $4.8 million for the years ended December 31, 2004, 2003, and 2002, respectively.

As of December 22, 2004, notes payable to related parties represent notes to limited partners of the Company and a related party and bear interest at competitive variable rates. The notes were due on demand. Principal and accrued interest were subordinated to the prior repayment of obligations under the 2003 Agreement. Interest expense incurred on the notes for the years ended December 2004, 2003, and 2002 was $ -0- million, $.5 million, and $1.1 million, respectively. Interest paid was $-0- million, $9.1 million, and $-0- million for the years ended December 31, 2004, 2003, and 2002, respectively.

As part of the transaction costs, the Company paid Apollo a one time transaction fee of $20 million for structuring the transaction.

9. Leases

The Company leases vehicles, computer and office equipment, and office and warehouse facilities from various third parties that are accounted for as operating leases and have expiration dates through 2011.

The Company also leases a warehouse facility under an operating lease with shareholders of the Company. The lease expires in 2014.

Future minimum lease payments under operating leases as of December 31, 2004, are as follows (in thousands):

	Third party	Related party

2005	$14,481	$198
2006	12,784	198
2007	9,483	198
2008	7,363	198
2009	3,906	198
Thereafter	505	974

Total	$48,522	$1,964

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

Rent expense on the operating leases was $14.1 million, $11.5 million, and $10.8 million for the years ended December 31, 2004, 2003, and 2002, respectively.

10. Employee benefit plans

401(k) plans

The Company sponsors two 401(k) savings plans, with one covering all nonunion employees of the Company and one covering union employees of the Company who have completed a requisite term of service. Nonunion employees of the Company may defer up to 17% of their salaries and wages with the Company matching 100%, up to 6% of employee contributions, or a maximum matching contribution of $3,000. Union employees may defer up to 17% of their salaries and wages with the Company matching 50% of up to 3% of employee contributions or a maximum matching contribution of $4,500. Employer-matching contributions for all plans were approximately $3.3 million, $2.8 million, and $3.0 million for the years ended December 2004, 2003, and 2002, respectively.

Pension and other employee benefit plans

The Company sponsors a defined benefit plan, which covers union employees who have both attained age 21 and completed one year of service. The Company has 700 employees who are members of the collective bargaining unit, representing approximately 22% of the Company’s employees. Effective December 14, 2002, the defined benefit plan was amended to freeze participation for all employees except those hired on or before December 14, 2002. Benefits are provided at stated amounts based on years of service, as defined by the plan. Benefits vest after completion of five years of service. The Company’s funding policy is to make contributions in amounts actuarially determined by an independent consulting actuary to fund the benefits to be provided. Plan assets consist of primarily equity and fixed-income securities.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

The funded status of the plan is as follows:

	2004	Pension Benefits 2003	2002

	(In Thousands)

Benefit obligation at beginning of year	$24,952	$21,123	$18,426
Service cost	446	450	431
Interest cost	1,519	1,458	1,365
Actuarial losses	780	2,690	1,602
Benefit payments	(893)	(769)	(701)

Benefit obligation at end of year	$26,804	$24,952	$21,123

Fair value of plan assets at beginning of year	$19,039	$16,990	$18,451
Actual return on plan assets	1,437	2,818	(760)
Employer contributions	689	–	–
Benefit payments	(893)	(769)	(701)

Fair value of plan assets at end of year	$20,272	$19,039	$16,990

Funded status	$(6,532)	$(5,913)	$(4,133)

Unrecognized amounts:
Prior service cost	518	570	621
Net losses	7,988	7,397	6,326

Total	8,506	7,967	6,947

Net prepaid benefit cost	$1,974	$2,054	$2,814

Components of net periodic benefit expense:
Service cost	$446	$450	$431
Interest cost	1,519	1,458	1,365
Expected return on plan assets	(1,581)	(1,493)	(1,627)
Net amortization of prior service cost	383	345	95

Net periodic benefit expense	$767	$760	$264

Weighted-average assumptions as of December 31:
Discount rate	6.00%	6.25%	7.00%
Expected long-term rate of return on plan assets	8.50%	9.00%	9.00%

The intangible asset related to the pension plan was $518,000 and $570,000 as of December 31, 2004 and 2003, respectively. The pension liability recorded in the consolidated financial statements of the Company was $8,506,000 and $7,967,000 as of December 31, 2004 and 2003, respectively.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

The Company does not anticipate making a contribution to the plan during 2005. The Company expects to pay benefits related to its pension plan over the next five years and in the aggregate for the five years thereafter as follows (in thousands):

2005	$942
2006	978
2007	1,044
2008	1,099
2009	1,163
2010-1014	7,151

The weighted-average asset allocation for the Company’s pension plan assets as of December 31, 2004 and 2003, as well as the target allocation for the year ended December 31, 2005, follows:

	2004	2003	Target 2005 Allocation
Equities	63%	63%	51%
Fixed income	30%	30%	44%
Cash equivalents	7%	7%	5%

Total	100%	100%	100%

The investment strategy for pension plan assets is to utilize a diversified blend of equity and fixed income portfolios to earn a long-term investment return that meets or exceeds the long-term expected rate of return for actuarial purposes of 8.50%. Active investment management strategies are used to measure each investment portfolio’s returns and risk levels against applicable market indices.

To develop the expected long-term rate of return on assets assumption, the Company considers the historical returns and the future expectations for returns for each asset category, as well as the target asset allocation of the pension portfolio and the effect of periodic rebalancing.

The Company also provides unfunded postretirement benefits for union employees, covering medical benefits. The collective bargaining agreement was renegotiated in December of 2004 and these postretirement medical benefits were terminated in the new collective bargaining agreement that expires December 2009. Employees were eligible for these benefits when they reached age 55 and had completed five years of service with the Company. As of the date of termination, the plan had one participant who was grandfathered into the plan.

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

	Other postretirement benefits
	2004	2003	2002
	(In thousands)
Benefit obligation at beginning of year	$4,432	$3,967	$2,292
Service cost	184	200	144
Interest cost	213	252	180
Actuarial losses	(796)	21	1,368
Benefit payments	(29)	(8)	(17)
Plan curtailments	(3,960)	—	—

Benefit obligation at end of year	44	4,432	3,967

Unrecognized amounts:
Net losses	31	(1,523)	(1,548)

Accrued benefit cost	$75	$2,909	$2,419

Components of net periodic benefit:
Service cost	$184	$200	$144
Interest cost	213	252	180
Net amortization of prior gains	11	46	3
Curtailment gain	(3,214)	—	—

Net periodic cost (benefit)	$(2,806)	$498	$327

Weighted-average assumption as of December 31:
Discount rate	6.00%	6.25%	7.00%

The annual assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation starts at 10% in 2002 and declines ratably to 5% in 2015, remaining constant thereafter. The assumed healthcare cost trend rates will not have a significant effect on the amounts reported for healthcare plan due to the termination of the plan.

11. Accounting for derivative instruments

The Company had $75 million notional amount of interest rate swaps, cancelable swaps, caps, floors, and collars to manage variable interest rate exposure on their floating rate debt. Approximately $25 million of the Company’s floating rate debt was designated as hedged items to an interest rate swap agreement prior to the Acquisition of the Company in December of 2004. This interest rate swap was designated as a cash-flow hedge and has been highly effective during the periods ended December 22, 2004 and December 31, 2003. Ineffectiveness, which generally arises from minor differences between the terms of the swap and the terms of the underlying hedged debt, is recorded in interest expense and was not material during the periods ended December 22, 2004 and December 31, 2003. The remaining cancelable swaps, caps, floors,

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

and collars have not been designated as hedging instruments and, during the periods ended December 22, 2004, December 31, 2003, and 2002, the Company recognized a gain (loss) of $4.7 million, $5.1 million, and ($1.9) million, respectively, related to these derivatives. This amount is included in interest expense in the consolidated statements of income. At December 31, 2004 and 2003, the combined fair value of the derivative agreements is approximately $-0- million and $10 million, respectively, and is included in other accrued expenses on the consolidated balance sheets. The derivatives were settled by the Predecessor as a result of the Acquisition.

12. Contingent liabilities

In October 2003, the Consumer Product Safety Commission staff issued a preliminary determination that a discontinued design of certain Package Terminal Air Conditioner/Heat Pump (“PTAC”) units manufactured by one of the Company’s subsidiaries presents a substantial product hazard under the Consumer Product Safety Act, requiring corrective action. In September of 2004, the Company implemented a voluntary corrective action plan (“CAP”) under which the Company will provide a new thermal limit switch to commercial/institutional PTAC owners. Installation of such switch will be at the commercial/institutional owners’ expense, except in special and limited circumstance (e.g., financial hardship, etc.). Under the CAP, the Company agreed to pay the cost of installing the replacement switch for any individual homeowner having a PTAC unit in their residence. The Company has established a reserve that it believes to be adequate with respect to this matter based on current evaluations and its experience in these types of matters. As of December 31, 2004, the Company had a reserve balance of $2.6 million for future claims against the CAP. Nevertheless, future developments could require material changes in the recorded reserve amount.

In December 2001, over 70 Hispanic workers filed suit against certain subsidiaries of the Company in the U.S. District Court for the Southern District of Texas alleging employment discrimination, retaliation, and violations of the Fair Labor Standards Act. The Equal Employment Opportunity Commission has since intervened in the lawsuit on the plaintiffs’ behalf. The Company’s insurers have agreed to defend the Company against these allegations and indemnify the Company for any pecuniary losses incurred. The Company does not believe that this litigation will have a material adverse effect on its business.

As part of the equity contribution associated with the sale of Amana in July 2001, the Company agreed to indemnify Maytag for certain product liability, product warranty, and environmental claims. In light of these potential liabilities, the Company has purchased insurance that the Company expects will shield it from incurring material costs to such potential claims.

Pursuant to a March 15, 2001 Consent Order with the Florida Department of Environmental Protection, or FDEP, Pioneer Metals, Inc., or Pioneer, is continuing to investigate and pursue, under FDEP oversight, the delineation of groundwater contamination at and around the Pioneer facility in Fort Pierce, Florida. Remediation has not begun. The contamination was discovered through environmental assessments conducted in connection with a Goodman subsidiary’s

Goodman Global, Inc.

Notes to consolidated financial statements—(continued)

December 31, 2004

acquisition of the Fort Pierce facility in 2000, and was reported to FDEP, giving rise to the Consent Order.

The ultimate cost for the investigation, remediation and monitoring of the site cannot be predicted with certainty due to the variables relating to the contamination and the appropriate remediation methodology, the evolving nature of remediation technologies and governmental regulations, and the inability to determine the extent to which contribution will be available from other parties, all of which factors are taken into account to the extent possible in estimating potential liability. A reserve appropriate for the probable remediation costs which are reasonably susceptible to estimation has been established. Nevertheless, future developments could require material changes in the recorded reserve amount.

Based on analyses of currently available information it is probable that costs associated with the site may be $1.0 million. Therefore, we have reserved $1.0 million as of December 31, 2004, although it is possible that costs could exceed this amount by approximately $2.8 million. Management believes any liability arising from potential environmental obligations is not likely to have a material adverse effect on our liquidity or financial position as such obligations could be satisfied over a period of years.

Notably, this contamination predated Pioneer’s involvement with the Fort Pierce facility and Pioneer has not caused or contributed to the contamination. Accordingly, Pioneer is pursuing litigation against former owners of the Fort Pierce facility in an attempt to recover its costs. At this time we cannot estimate probable recoveries from this litigation.

The Company is party to a number of other pending legal and administrative proceedings, and is subject to various regulatory and compliance obligations. The Company believes that these proceedings and obligations will not have a materially adverse effect on its consolidated financial condition, cash flows, or results of operations. To the extent required, the Company has established reserves that it believes to be adequate based on current evaluations and its experience in these types of matters. Nevertheless, an unexpected outcome in any such proceeding could have a material adverse impact on the Company’s consolidated results of operations in the period in which it occurs. Moreover, future adverse developments could require material changes in the recorded reserve amounts.

                shares

Common stock

Prospectus

JPMorgan

Merrill Lynch & Co.

UBS Investment Bank

Goldman, Sachs & Co.

                 , 2006

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                  , 2006 (25 days after the date of the prospectus), all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in the prospectus

Item 13.	Other expenses of issuance and distribution.

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions.

SEC registration fee		$49,220
NASD filing fee		46,000
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of directors and officers.

We are incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law, a corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. Our restated and amended certificate of incorporation will require indemnification of directors and officers to the full extent permitted by the Delaware General Corporation Law and provide that, in any action by a claimant, we shall bear the burden of proof that the claimant is not entitled to indemnification. Section 145 of the Delaware General Corporation Law also allows a corporation to provide contractual indemnification to its directors, and we will enter into indemnification agreements with each of our directors and our executive officers whereby we are contractually obligated to indemnify the director and officer and advance expenses to the full extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will contain the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law. The effect of these provisions is to eliminate our and our stockholders’ rights (through stockholders’ derivative suits on behalf of us) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. The limitations described above, however, do not affect the ability of us or our stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws.

Item 15.	Recent sales of unregistered securities.

During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder, Rule 144A of the Securities Act of 1933, as amended or Rule 701 of the Securities Act of 1933 pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

1. In connection with the acquisition of the Registrant by Apollo Management, L.P. on December 23, 2004, the Registrant issued 225,000 shares of 9.5% Series A Cumulative Senior Redeemable Exchangeable Preferred Stock for an aggregate purchase price of $225.0 million.

2. In connection with the acquisition of the Registrant by Apollo Management, L.P. on December 23, 2004, the Registrant issued 6,312,500 shares of common stock for an aggregate purchase price of $252.5 million.

3. On December 23, 2004, the Registrant issued to certain employees and members of its management options pursuant to its 2004 Stock Option Plan exercisable for 458,052 shares of its common stock at a price of $40.00 per share.

4. Between March 1, 2005 and May 2, 2005, the Registrant issued to certain employees, members of its management and its directors options pursuant to its 2004 Stock Option Plan exercisable for 61,000 shares of its common stock at a weighted average price of $40.00 per share.

5. On December 29, 2005, the Registrant issued to certain employees and members of its management, options pursuant to its 2004 Stock Option Plan exercisable for 94,500 shares of its common stock at a price of $110.00 per share.

Item 16.	Exhibits and financial statement schedules.

(A)	Exhibits

Exhibit no.		Description of exhibit

1.1	†	Form of Underwriting Agreement

2.1

Asset Purchase Agreement, dated November 18, 2004, by and among Goodman Global Holdings, Inc., Frio Holdings, Inc. and Frio, Inc. (incorporated by reference to Exhibit 2.1 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

3.1	†	Amended and Restated Amended Certificate of Incorporation of Goodman Global, Inc.

3.2	†	Amended and Restated By-laws of Goodman Global, Inc.

4.1	†	Specimen Stock Certificate

5.1	†	Opinion of Latham & Watkins LLP special counsel to Goodman Global, Inc., dated , 2006.

10.1

Credit Agreement, dated as of December 23, 2004 among Goodman Global, Inc., Goodman Global Holdings, Inc., the Lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent for the Lenders, UBS Securities LLC, as syndication agent, Credit Suisse First Boston, acting through its Cayman Islands branch, as documentation agent, and J.P. Morgan Securities Inc. and UBS Securities LLC as joint lead arrangers and joint book managers (incorporated by reference to Exhibit 10.1 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.2

Guarantee and Collateral Agreement, dated December 23, 2004, among Goodman Global, Inc., Goodman Global Holdings, Inc., the Guarantors party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.3

Management Consulting Agreement, dated December 23, 2004, between Goodman Global Holdings, Inc. and Apollo Management V L.P. (incorporated by reference to Exhibit 10.3 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.4

Employment Agreement, dated December 23, 2004, between Goodman Global Holdings, Inc. and Charles A. Carroll (incorporated by reference to Exhibit 10.4 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.5

Employment Agreement, dated December 23, 2004, between Goodman Global Holdings, Inc. and Lawrence M. Blackburn (incorporated by reference to Exhibit 10.5 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.6

Certificate of Designation for the 9 1/2% Series A Cumulative Senior Redeemable Exchangeable Preferred Stock (incorporated by reference to Exhibit 10.6 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

Exhibit no.		Description of exhibit

10.7

Stockholders Agreement, dated December 23, 2004, by and among the investors listed thereto, Frio Holdings, LLC and Goodman Global, Inc. (incorporated by reference to Goodman Global Holdings, Inc.’s Exhibit 10.7 on Amendment No. 2 on Form S-4, filed with the SEC on December 19, 2005, File No. 333-128462).

10.8

Syndicate Investors Stockholders Agreement, dated February 17, 2005, by and among Goodman Global, Inc., Frio Holdings LLC and each of the purchasers who become parties thereto. (incorporated by reference to Exhibit 10.8 on Amendment No. 2 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on December 19, 2005, File No. 333-128462).

10.9

Management Stockholders Agreement, dated December 23, 2004, by and among Goodman Global, Inc., Frio Holdings, LLC and each of the individual purchasers who become party thereto. (incorporated by reference to Exhibit 10.9 on Amendment No. 2 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on December 19, 2005, File No. 333-128462).

10.10

Senior Floating Rate Indenture, dated December 23, 2004, between Goodman Global Holdings, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.11

Form of Senior Floating Rate Initial Note (included as Exhibit A to Exhibit 4.1) (incorporated by reference to Exhibit 4.2 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.12

Form of Senior Floating Rate Exchange Note (included as Exhibit B to Exhibit 4.1) (incorporated by reference to Exhibit 4.3 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.13

7 7/8% Senior Subordinated Indenture, dated December 23, 2004, between Goodman Global Holdings, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.14

Form of 7 7/8% Senior Subordinated Initial Note (included as Exhibit A to Exhibit 4.4) (incorporated by reference to Exhibit 4.5 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.15

Form of 7 7/8% Senior Subordinated Exchange Note (included as Exhibit B to Exhibit 4.4) (incorporated by reference to Exhibit 4.6 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.16

Registration Rights Agreement, dated December 23, 2004, by and among Goodman Global Holdings, Inc., as issuer, the Guarantors named therein, UBS Securities, LLC, J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. as initial purchasers (incorporated by reference to Exhibit 4.7 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.17	†	2004 Stock Option Plan.

10.18	†	First Amendment to 2004 Stock Option Plan.

Exhibit no.	Description of exhibit

10.19†	Second Amendment to 2004 Stock Option Plan.

10.20†	2006 Incentive Award Plan.

10.21†	First Amendment to Employment Agreement, dated December 23, 2004, between Goodman Global Holdings, Inc. and Charles A Carroll.

10.22†	First Amendment to Employment Agreement, dated December 23, 2004, between Goodman Global Holdings, Inc. and Lawrence M. Blackburn

10.23†	Form of Executive Severance Agreement

10.24†	Form of First Amendment to Executive Severance Agreement.

21.1*	Subsidiaries of the Registrant.

23.1†	Consent of Latham & Watkins LLP, special counsel to Goodman Global, Inc. (included in Exhibit 5.1).

23.2*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.3*	Power of Attorney (included on signature pages attached hereto).

†	To be filed by amendment.
*	Filed herewith.

(B)	Financial Statement Schedules

Financial Statements are omitted because the information called for is not required or is shown either in the Registrant’s consolidated financial statements or the notes thereto

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signature

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 6, 2006.

Goodman Global, Inc.

By:	/S/ CHARLES A. CARROLL
Charles A. Carroll President, Chief Executive Officer and Director

The undersigned directors and officers of Goodman Global, Inc. hereby constitute and appoint Charles A. Carroll and Lawrence M. Blackburn and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ CHARLES A. CARROLL Charles A. Carroll	President, Chief Executive Officer and Director (Principal Executive Officer)	February 6, 2006

/S/ LAWRENCE M. BLACKBURN Lawrence M. Blackburn	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)	February 6, 2006

/S/ LAURENCE M. BERG Laurence M. Berg	Director	February 6, 2006

/S/ ANTHONY M. CIVALE Anthony M. Civale	Director	February 6, 2006

/S/ JOHN B. GOODMAN John B. Goodman	Director	February 6, 2006

/S/ STEVEN MARTINEZ Steven Martinez	Director	February 6, 2006

Exhibits and financial statement schedules.

Exhibit no.		Description of exhibit

1.1	†	Form of Underwriting Agreement

2.1

Asset Purchase Agreement, dated November 18, 2004, by and among Goodman Global Holdings, Inc., Frio Holdings, Inc. and Frio, Inc. (incorporated by reference to Exhibit 2.1 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

3.1	†	Amended and Restated Amended Certificate of Incorporation of Goodman Global, Inc.

3.2	†	Amended and Restated By-laws of Goodman Global, Inc.

4.1	†	Specimen Stock Certificate

5.1	†	Opinion of Latham & Watkins LLP special counsel to Goodman Global, Inc., dated , 2006.

10.1

Credit Agreement, dated as of December 23, 2004 among Goodman Global, Inc., Goodman Global Holdings, Inc., the Lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent for the Lenders, UBS Securities LLC, as syndication agent, Credit Suisse First Boston, acting through its Cayman Islands branch, as documentation agent, and J.P. Morgan Securities Inc. and UBS Securities LLC as joint lead arrangers and joint book managers (incorporated by reference to Exhibit 10.1 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.2

Guarantee and Collateral Agreement, dated December 23, 2004, among Goodman Global, Inc., Goodman Global Holdings, Inc., the Guarantors party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.3

Management Consulting Agreement, dated December 23, 2004, between Goodman Global Holdings, Inc. and Apollo Management V L.P. (incorporated by reference to Exhibit 10.3 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.4

Employment Agreement, dated December 23, 2004, between Goodman Global Holdings, Inc. and Charles A. Carroll (incorporated by reference to Exhibit 10.4 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.5

Employment Agreement, dated December 23, 2004, between Goodman Global Holdings, Inc. and Lawrence M. Blackburn (incorporated by reference to Exhibit 10.5 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.6

Certificate of Designation for the 9 1/2% Series A Cumulative Senior Redeemable Exchangeable Preferred Stock (incorporated by reference to Exhibit 10.6 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

Exhibit no.		Description of exhibit

10.7

Stockholders Agreement, dated December 23, 2004, by and among the investors listed thereto, Frio Holdings, LLC and Goodman Global, Inc. (incorporated by reference to Goodman Global Holdings, Inc.’s Exhibit 10.7 on Amendment No. 2 on Form S-4, filed with the SEC on December 19, 2005, File No. 333-128462).

10.8

Syndicate Investors Stockholders Agreement, dated February 17, 2005, by and among Goodman Global, Inc., Frio Holdings LLC and each of the purchasers who become parties thereto. (incorporated by reference to Exhibit 10.8 on Amendment No. 2 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on December 19, 2005, File No. 333-128462).

10.9

Management Stockholders Agreement, dated December 23, 2004, by and among Goodman Global, Inc., Frio Holdings, LLC and each of the individual purchasers who become party thereto. (incorporated by reference to Exhibit 10.9 on Goodman Global Holdings, Inc.’s Amendment No. 2 on Form S-4, filed with the SEC on December 19, 2005, File No. 333-128462).

10.10

Senior Floating Rate Indenture, dated December 23, 2004, between Goodman Global Holdings, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.11

Form of Senior Floating Rate Initial Note (included as Exhibit A to Exhibit 4.1) (incorporated by reference to Exhibit 4.2 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.12

Form of Senior Floating Rate Exchange Note (included as Exhibit B to Exhibit 4.1) (incorporated by reference to Exhibit 4.3 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.13

7 7/8% Senior Subordinated Indenture, dated December 23, 2004, between Goodman Global Holdings, Inc., as issuer, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.4 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.14

Form of 7 7/8% Senior Subordinated Initial Note (included as Exhibit A to Exhibit 4.4) (incorporated by reference to Exhibit 4.5 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.15

Form of 7 7/8% Senior Subordinated Exchange Note (included as Exhibit B to Exhibit 4.4) (incorporated by reference to Exhibit 4.6 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.16

Registration Rights Agreement, dated December 23, 2004, by and among Goodman Global Holdings, Inc., as issuer, the Guarantors named therein, UBS Securities, LLC, J.P. Morgan Securities Inc., Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc. as initial purchasers (incorporated by reference to Exhibit 4.7 on Goodman Global Holdings, Inc.’s Form S-4, filed with the SEC on September 21, 2005, File No. 333-128462).

10.17	†	2004 Stock Option Plan.

10.18	†	First Amendment to 2004 Stock Option Plan.

Exhibit no.		Description of exhibit

10.19	†	Second Amendment to 2004 Stock Option Plan.

10.20	†	2006 Incentive Award Plan.

10.21	†	First Amendment to Employment Agreement, dated December 23, 2004, between Goodman Global Holdings, Inc. and Charles A Carroll.

10.22	†	First Amendment to Employment Agreement, dated December 23, 2004, between Goodman Global Holdings, Inc. and Lawrence M. Blackburn

10.23	†	Form of Executive Severance Agreement

10.24	†	Form of First Amendment to Executive Severance Agreement.

21.1*		Subsidiaries of the Registrant.

23.1	†	Consent of Latham & Watkins LLP, special counsel to Goodman Global, Inc. (included in Exhibit 5.1).

23.2	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.3	*	Power of Attorney (included on signature pages attached hereto).

†	To be filed by amendment.
*	Filed herewith.